SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 17, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
STANDARD FINANCIAL STATEMENTS (DFP)
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	Period-ended: December 31, 2006

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 – CNPJ - TAXPAYER REGISTER 02.570.688/0001-70
4 – NIRE 5.330.000.581.8

01.02 - ADDRESS OF COMPANY’S HEADQUARTERS

1 - FULL ADDRESS SIA/SUL - ASP – LOTE D - BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 061	7 - TELEPHONE NUMBER 3415-1010	8 - TELEPHONE NUMBER 3415-1256	9 - TELEPHONE NUMBER 3415-1119	10 - TELEX
11 - AREA CODE 061	12 - FAX 3415-1593	13 - FAX 3415-1315	14 - FAX -
15 - E-MAIL ri@brasiltelecom.com.br

01.03 – INVESTOR RELATIONS OFFICER (Address for correspondence to Company)

1 - NAME CHARLES LAGANÁ PUTZ
2 - FULL ADDRESS SIA/SUL - ASP - LOTE D- BL A – 2º ANDAR			3 - DISTRICT SIA
4 - ZIP CODE 71215-000	5 – MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 061	8 - TELEPHONE NUMBER 3415-1010	9 - TELEPHONE NUMBER 3415-1140	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 061	13 - FAX 3415-1593	14 - FAX -	15 - FAX -
15 - E-MAIL cputz@brasiltelecom.com.br

01.04 - REFERENCE / INDEPENDENT ACCOUNTANT

YEAR	1 – DATE OF THE FISCAL YEAR BEGINNING	2 – DATE OF THE FISCAL YEAR END
1 – Last	01/01/2006	12/31/2006
2 – Next to last	01/01/2005	12/31/2005
3 – Last but two	01/01/2004	12/31/2004
4 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes		5 - CVM CODE 00385-9
6 - TECHNICIAN IN CHARGE Marco Antonio Brandão Simurro		7 - TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 755.400.708-44

01.05 - COMPOSITION OF ISSUED CAPITAL

QUANTITY OF SHARES (IN THOUSANDS)	1 12/31/2006	2 12/31/2005	3 12/31/2004
ISSUED CAPITAL
1 – COMMON	134,031,688	134,031,688	134,031,688
2 – PREFERRED	229,937,526	229,937,526	226,007,753
3 – TOTAL	363,969,214	363,969,214	360,039,441
TREASURY STOCKS
4 – COMMON	1,480,800	1,480,800	1,480,800
5 – PREFERRED	0	0	0
6 – TOTAL	1,480,800	1,480,800	1,480,800

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
2 – SITUATION OPERATING
3 - TYPE OF CONTROLLING INTEREST NATIONAL HOLDING
4 - ACTIVITY CODE 1130 – TELECOMMUNICATIONS
5 – MAIN ACTIVITY PROVIDING SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 – CASH DIVIDENDS

1 – ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE
01	RCA	06/30/2006	Interest on Shareholders’ Equity		ON	0.0004345104
02	RCA	06/30/2006	Interest on Shareholders’ Equity		PN	0.0004345104
03	RCA	12/29/2006	Interest on Shareholders’ Equity		ON	0.0005348723
04	RCA	12/29/2006	Interest on Shareholders’ Equity		PN	0.0005348723
05	PROPOSED		Dividends		ON	0.0001008889
06	PROPOSED		Dividends		PN	0.0001008889

01.09 - INVESTOR RELATIONS OFFICER

1 - DATE 03/27/2006	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2006	4 - 12/31/2005	5 - 12/31/2004
1	TOTAL ASSETS	5,767,756	6,030,378	6,947,801
1.01	CURRENT ASSETS	1,724,840	1,263,826	1,190,986
1.01.01	CASH AND CASH EQUIVALENTS	1,432,344	883,690	828,783
1.01.01.01	CASH AND BANK ACCOUNTS	740	208	549
1.01.01.02	HIGH-LIQUID INVESTMENTS	1,431,604	883,482	828,234
1.01.02	CREDITS	0	0	0
1.01.02.01	CLIENTS	0	0	0
1.01.02.02	SUNDRY CREDITS	0	0	0
1.01.03	INVENTORIES	0	0	0
1.01.04	OTHERS	292,496	380,136	362,203
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	42,915	154,167	105,745
1.01.04.02	DIVIDENDS RECEIVABLE	241,145	220,708	250,236
1.01.04.03	OTHER ASSETS	8,436	5,261	6,222
1.02	NON-CURRENT ASSETS	4,042,916	4,766,552	5,756,815
1.02.01	LONG-TERM ASSETS	285,534	1,020,246	1,390,544
1.02.01.01	SUNDRY CREDITS	0	0	0
1.02.01.02	FROM RELATED PARTIES AND OTHERS	0	619,257	1,046,529
1.02.01.02.01	FROM ASSOCIATED COMPANIES	0	0	0
1.02.01.02.02	FROM SUBSIDIARIES	0	619,257	1,046,529
1.02.01.02.03	FROM OTHER RELATED PARTIES	0	0	0
1.02.01.03	OTHER	285,534	400,989	344,015
1.02.01.03.01	LOANS AND FINANCING	0	101,098	118,273
1.02.01.03.02	DEFERRED AND RECOVERABLE TAXES	279,655	284,595	223,492
1.02.01.03.03	JUDICIAL DEPOSITS	5,284	15,296	2
1.02.01.03.04	OTHER ASSETS	595	0	2,248
1.02.02	PERMANENT ASSETS	3,757,382	3,746,306	4,366,271
1.02.02.01	INVESTMENTS	3,756,338	3,745,018	4,364,939
1.02.02.01.01	ASSOCIATED COMPANIES	0	0	0
1.02.02.01.02	ASSOCIATED COMPANIES - GOODWILL	0	0	0
1.02.02.01.03	SUBSIDIARIES	3,748,789	3,737,948	4,356,174
1.02.02.01.04	SUBSIDIARIES – GOODWILL	0	0	1,722
1.02.02.01.05	OTHER INVESTMENTS	7,549	7,070	7,043
1.02.02.02	PROPERTY, PLANT AND EQUIPMENT	1,004	1,219	1,233
1.02.02.03	INTANGIBLE	40	69	99
1.02.02.04	DEFERRED ASSETS	0	0	0

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2006	4 - 12/31/2005	5 - 12/31/2004
2	TOTAL LIABILITIES	5,767,756	6,030,378	6,947,801
2.01	CURRENT LIABILITIES	477,562	738,414	516,007
2.01.01	LOANS AND FINANCING	0	143	162
2.01.02	DEBENTURES	0	279,902	213,670
2.01.03	SUPPLIERS	140	1,367	296
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	165	59,617	22,843
2.01.04.01	INDIRECT TAXES	165	26,959	16,353
2.01.04.02	TAXES ON INCOME	0	32,658	6,490
2.01.05	DIVIDENDS PAYABLE	442,681	343,939	275,230
2.01.06	PROVISIONS	13	11	0
2.01.06.01	PROVISIONS FOR CONTINGENCIES	13	11	0
2.01.07	DEBTS WITH RELATED PARTIES	0	0	0
2.01.08	OTHER	34,563	53,435	3,806
2.01.08.01	PAYROLL, SOCIAL CHARGES AND BENEFITS	19	74	423
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	34,258	52,921	160
2.01.08.03	EMPLOYEE PROFIT SHARING	0	0	2,960
2.01.08.04	OTHER OBLIGATIONS	286	440	263
2.02	NON-CURRENT LIABILITIES	12,010	41,869	295,737
2.02.01	LONG-TERM LIABILITIES	12,010	41,869	295,737
2.02.01.01	LOANS AND FINANCING	0	69	234
2.02.01.02	DEBENTURES	0	0	259,193
2.02.01.03	PROVISIONS	4,247	3,210	3,380
2.02.01.03.01	PROVISION FOR CONTINGENCIES	4,247	3,210	3,380
2.02.01.04	DEBTS WITH RELATED PARTIES	0	0	0
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0	0
2.02.01.06	OTHER	7,763	38,590	32,930
2.02.01.06.01	INDIRECT TAXES	6,465	14,924	0
2.02.01.06.02	TAXES ON INCOME	1,298	23,666	32,930
2.02.02	DEFERRED INCOME	0	0	0
2.04	SHAREHOLDERS’ EQUITY	5,278,184	5,250,095	6,136,057
2.04.01	PAID-UP CAPITAL	2,596,272	2,596,272	2,568,240
2.04.02	CAPITAL RESERVES	309,178	309,178	337,210
2.04.02.01	PREMIUM ON SHARE SUBSCRIPTION	306,961	306,961	263,235
2.04.02.02	SPECIAL GOODWILL IN THE MERGER	0	0	71,758
2.04.02.03	OTHER CAPITAL RESERVES	2,217	2,217	2,217
2.04.03	REVALUATION RESERVES	0	0	0
2.04.03.01	COMPANY ASSETS	0	0	0
2.04.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0	0
2.04.04	PROFIT RESERVES	306,349	282,667	879,550
2.04.04.01	LEGAL	232,169	208,487	208,487
2.04.04.02	STATUTORY	0	0	0

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2006	4 - 12/31/2005	5 - 12/31/2004
2.04.04.03	CONTINGENCIES	0	0	0
2.04.04.04	REALIZABLE PROFITS RESERVES	74.180	74.180	671.063
2.04.04.05	PROFIT RETENTION	0	0	0
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0	0
2.04.04.07	OTHER PROFIT RESERVES	0	0	0
2.04.05	RETAINED EARNINGS/ACCUMULATED LOSSES	2.066.385	2.061.978	2.351.057
2.04.06	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0	0

03.01 STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 01/01/2006 to 12/31/2006	4 - 01/01/2005 to 12/31/2005	5 - 01/01/2004 to 12/31/2004
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0
3.03	NET REVENUE FROM SALES AND/OR SERVICES	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0
3.05	GROSS INCOME	0	0	0
3.06	OPERATING INCOME/EXPENSES	70,946	(585,178)	112,466
3.06.01	SELLING EXPENSES	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(16,618)	(28,047)	(19,068)
3.06.02.01	MANAGEMENT COMPENSATION	(1,408)	(2,943)	(2,389)
3.06.02.02	OTHER GENERAL AND ADMINISTRATIVE EXPENSES	(15,210)	(25,104)	(16,679)
3.06.03	FINANCIAL	(204,790)	(358,937)	(63,419)
3.06.03.01	FINANCIAL INCOME	286,669	332,885	311,509
3.06.03.02	FINANCIAL EXPENSES	(491,459)	(691,822)	(374,928)
3.06.04	OTHER OPERATING INCOME	7,027	5,546	3,563
3.06.05	OTHER OPERATING EXPENSES	(1,918)	(4,246)	(8,011)
3.06.06	EQUITY ACCOUNTING RESULT	287,245	(199,494)	199,401
3.07	OPERATING INCOME	70,946	(585,178)	112,466
3.08	NON-OPERATING INCOME	554	2,465	(7,957)
3.08.01	REVENUES	554	2,685	40
3.08.02	EXPENSES	0	(220)	(7,997)
3.09	INCOME BEFORE TAXES AND INTEREST	71,500	(582,713)	104,509
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(11,246)	(14,170)	(75,466)
3.11	DEFERRED INCOME TAX	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	(4,275)
3.12.01	INTEREST	0	0	(4,275)
3.12.02	CONTRIBUTIONS	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	413,400	569,000	243,500
3.15	INCOME (LOSS) FOR THE PERIOD	473,654	(27,883)	268,268
	NO. SHARES, EX-TREASURY (IN THOUSANDS)	362,488,414	362,488,414	358,558,641
	EARNINGS PER SHARE (REAIS)	0,00131		0,00075
	LOSS PER SHARE (REAIS)		(0,00008)

04.01 STATEMENT OF CHANGES IN FINANCIAL POSITION (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 01/01/2006 to 12/31/2006	4 - 01/01/2005 to 12/31/2005	5 - 01/01/2004 to 12/31/2004
4.01	SOURCES	1,186,784	1,036,611	852,802
4.01.01	OF OPERATIONS	157,634	182,388	102,879
4.01.01.01	INCOME/LOSS FOR THE YEAR	473,654	(27,883)	268,268
4.01.01.02	AMOUNTS NOT AFFECTING WORKING CAPITAL	(316,020)	210,271	(165,389)
4.01.01.02.01	DEPRECIATION AND AMORTIZATION	312	2,085	3,742
4.01.01.02.02	DEFERRED TAXES	(28,822)	(9,767)	0
4.01.01.02.03	RESULT OF EQUITY PICKUP	(287,245)	199,494	(199,401)
4.01.01.02.04	PROVISION FOR CONTINGENCIES	919	1,066	3,147
4.01.01.02.05	MONETARY VARIATION AND LONG-TERM INTEREST	(630)	19,857	19,166
4.01.01.02.06	INCOME/LOSS IN PERMANENT ASSETS WRITE-OFF	(494)	(77)	1,587
4.01.01.02.07	INVESTMENT GAIN/LOSS	(60)	(2,387)	6,370
4.01.02	FROM SHAREHOLDERS	0	0	0
4.01.03	FROM THIRD PARTIES	1,029,150	854,223	749,923
4.01.03.01	INCREASE IN LONG-TERM LIABILITIES	0	0	0
4.01.03.02	REDUCTION IN LONG-TERM ASSETS	748,264	422,122	447,651
4.01.03.03	DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY DECLARED OUTSTANDING	241,145	357,851	250,236
4.01.03.04	OTHERS	39,741	74,250	52,036
4.02	APPLICATIONS	464,918	1,186,178	576,710
4.02.01	INCREASE IN LONG-TERM ASSETS	595	67,865	97,890
4.02.02	INCREASE IN PERMANENT ASSETS	68	331	514
4.02.03	PROVISIONED DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY	449,972	869,000	286,761
4.02.04	TRANSFER FROM LONG-TERM LIABILITIES TO CURRENT LIABILITIES	14,283	248,982	191,545
4.03	INCREASE/DECREASE IN WORKING CAPITAL	721,866	(149,567)	276,092
4.04	CHANGES IN CURRENT ASSETS	461,014	72,840	356,799
4.04.01	CURRENT ASSETS AT THE BEGINNING OF THE YEAR	1,263,826	1,190,986	834,187
4.04.02	CURRENT ASSETS AT THE END OF THE YEAR	1,724,840	1,263,826	1,190,986
4.05	CHANGES IN CURRENT LIABILITIES	(260,852)	222,407	80,707
4.05.01	CURRENT LIABILITIES AT THE BEGINNING OF THE YEAR	738,414	516,007	435,300
4.05.02	CURRENT LIABILITIES AT THE END OF THE YEAR	477,562	738,414	516,007

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2006 TO 12/31/2006 (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5–REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - TOTAL SHAREHOLDER’S EQUITY
5.01	OPENING BALANCE	2,596,272	309,178	0	282,667	2,061,978	5,250,095
5.02	ADJUSTMENTS OF PREVIOUS YEARS	0	0	0	0	0	0
5.03	INCREASE/DECREASE IN CAPITAL STOCK	0	0	0	0	0	0
5.04	REALIZATION OF RESERVES	0	0	0	0	0	0
5.05	TREASURY STOCKS	0	0	0	0	0	0
5.06	INCOME/LOSS FOR THE YEAR	0	0	0	0	473,654	473,654
5.07	ALLOCATIONS	0	0	0	23,682	(473,654)	(449,972)
5.07.01	LEGAL RESERVE	0	0	0	23,682	(23,682)	0
5.07.02	PROPOSED DIVIDENDS/ INTEREST ON SHAREHOLDERS’ EQUITY	0	0	0	0	(449,972)	(449,972)
5.08	OTHER	0	0	0	0	4,407	4,407
5.08.01	DIVIDENDS PRESCRIBED	0	0	0	0	4,407	4,407
5.09	ENDING BALANCE	2,596,272	309,178	0	306,349	2,066,385	5,278,184

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2005 TO 12/31/2005 (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5–REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - TOTAL SHAREHOLDER’S EQUITY
5.01	OPENING BALANCE	2,568,240	337,210	0	879,550	2,351,057	6,136,057
5.02	ADJUSTMENTS OF PREVIOUS YEARS	0	0	0	0	0	0
5.03	INCREASE/DECREASE IN CAPITAL STOCK	28,032	(28,032)	0	0	0	0
5.03.01	TAX BENEFIT ON AMORTIZATION OF GOODWILL FROM MERGER	28,032	(28,032)	0	0	0	0
5.04	REALIZATION OF RESERVES	0	0	0	(596,883)	596,883	0
5.04.01	REALIZABLE PROFIT RESERVES	0	0	0	(596,883)	596,883	0
5.05	TREASURY STOCKS	0	0	0	0	0	0
5.06	INCOME/LOSS FOR THE YEAR	0	0	0	0	27,883	27,883
5.07	ALLOCATIONS	0	0	0	0	(869,000)	(869,000)
5.07.01	LEGAL RESERVE	0	0	0	0	(300,000)	(300,000)
5.07.02	PROPOSED DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY	0	0	0	0	(569,000)	(569,000)
5.08	OTHERS	0	0	0	0	10,921	10,921
5.08.01	DIVIDENDS PRESCRIBED	0	0	0	0	10,921	10,921
5.09	ENDING BALANCE	2,596,272	309,178	0	282,667	2,061,978	5,250,095

05.03 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2004 TO 12/31/2004 (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5–REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - TOTAL SHAREHOLDER’S EQUITY
5.01	OPENING BALANCE	2,544,432	361,018	0	898,043	2,344,894	6,148,387
5.02	ADJUSTMENTS OF PREVIOUS YEARS	0	0	0	0	0	0
5.03	INCREASE/DECREASE IN CAPITAL STOCK	23,808	(23,808)	0	0	0	0
5.03.01	RESERVES AND PROFITS	23,808	(23,808)	0	0	0	0
5.03.02	TAX BENEFIT ON AMORTIZATION OF GOODWILL FROM MERGER	0	0	0	(31,907)	31,907	0
5.04	REALIZATION OF RESERVES	0	0	0	(31,907)	31,907	0
5.04.01	REALIZABLE PROFIT RESERVES	0	0	0	0	0	0
5.05	TREASURY STOCKS	0	0	0	0	268,268	268,268
5.06	INCOME/LOSS FOR THE YEAR	0	0	0	13,414	(300,175)	(286,761)
5.07	ALLOCATIONS	0	0	0	13,414	(13,414)	0
5.07.01	LEGAL RESERVE	0	0	0	0	(286,761)	(286,761)
5.07.02	PROPOSED DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY	0	0	0	0	6,163	6,163
5.08	OTHERS	0	0	0	0	6,163	6,163
5.09	ENDING BALANCE	2,568,240	337,210	0	879,550	2,351,057	6,136,057

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2006	4 - 12/31/2005	5 - 12/31/2004
1	TOTAL ASSETS	17,793,790	17,580,918	18,238,956
1.01	CURRENT ASSETS	7,498,113	6,314,002	6,629,420
1.01.01	CASH AND CASH EQUIVALENTS	3,973,952	2,613,773	3,226,593
1.01.01.01	CASH AND BANK ACCOUNTS	127,900	63,283	71,863
1.01.01.02	HIGH-LIQUID INVESTMENTS	3,846,052	2,550,490	3,154,730
1.01.02	CREDITS	2,127,654	2,152,813	2,111,579
1.01.02.01	CLIENTS	2,127,654	2,152,813	2,111,579
1.01.02.02	SUNDRY CREDITS	0	0	0
1.01.03	INVENTORIES	64,164	83,035	174,033
1.01.04	OTHERS	1,332,343	1,464,381	1,117,215
1.01.04.01	LOANS AND FINANCING	5,557	3,962	2,540
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	944,115	1,276,740	841,466
1.01.04.03	JUDICIAL DEPOSITS	119,058	31,465	32,113
1.01.04.04	TEMPORARY INVESTMENTS	89,424	0	0
1.01.04.05	OTHER ASSETS	174,189	152,214	241,096
1.02	NON-CURRENT ASSETS	10,295,677	11,266,916	11,609,536
1.02.01	LONG-TERM ASSETS	2,128,357	1,841,387	1,277,106
1.02.01.01	SUNDRY CREDITS	0	0	0
1.02.01.02	FROM RELATED PARTIES AND OTHERS	0	0	0
1.02.01.02.01	FROM ASSOCIATED COMPANIES	0	0	0
1.02.01.02.02	FROM SUBSIDIARIES	0	0	0
1.02.01.02.03	FROM OTHER RELATED PARTIES	0	0	0
1.02.01.03	OTHERS	2,128,357	1,841,387	1,277,106
1.02.01.03.01	LOANS AND FINANCING	2,852	106,309	126,477
1.02.01.03.02	DEFERRED AND RECOVERABLE TAXES	1,649,463	1,512,325	957,085
1.02.01.03.03	INCOME SECURITIES	3,280	2,604	0
1.02.01.03.04	JUDICIAL DEPOSITS	429,925	152,931	105,946
1.02.01.03.05	OTHER ASSETS	42,837	67,218	87,598
1.02.02	PERMANENT ASSETS	8,167,320	9,425,529	10,332,430
1.02.02.01	INVESTMENTS	330,074	423,411	519,156
1.02.02.01.01	ASSOCIATED COMPANIES	4	4	4
1.02.02.01.02	ASSOCIATED COMPANIES - GOODWILL	0	0	0
1.02.02.01.03	SUBSIDIARIES	0	0	0
1.02.02.01.04	SUBSIDIARIES – GOODWILL	260,852	356,430	445,119
1.02.02.01.05	OTHER INVESTMENTS	69,218	66,977	74,033
1.02.02.02	PROPERTY, PLANT AND EQUIPMENT	6,535,347	7,587,619	8,289,372
1.02.02.03	INTANGIBLE	1,163,432	1,220,055	1,136,191
1.02.02.04	DEFERRED ASSETS	138,467	194,444	387,711

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2006	4 - 12/31/2005	5 - 12/31/2004
2	TOTAL LIABILITIES	17,793,790	17,580,918	18,238,956
2.01	CURRENT LIABILITIES	4,852,403	5,312,426	4,500,789
2.01.01	LOANS AND FINANCING	1,063,625	874,012	601,261
2.01.02	DEBENTURES	45,939	327,669	255,377
2.01.03	SUPPLIERS	1,474,667	1,787,858	1,769,776
2.01.04	TAXES, FEES AND CONTRIBUTIONS	888,449	1,035,272	821,566
2.01.04.01	INDIRECT TAXES	851,399	803,486	767,112
2.01.04.02	TAXES ON INCOME	37,050	231,786	54,454
2.01.05	DIVIDENDS PAYABLE	614,411	499,809	436,227
2.01.06	PROVISIONS	218,841	265,145	244,483
2.01.06.01	PROVISION FOR CONTINGENCIES	175,603	219,650	214,986
2.01.06.02	PROVISION FOR PENSION PLAN	43,238	45,495	29,497
2.01.07	RELATED PARTY DEBTS	0	0	0
2.01.08	OTHER	546,471	522,661	372,099
2.01.08.01	PAYROLL, SOCIAL CHARGES AND BENEFITS	78,580	78,288	73,662
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	138,423	207,617	114,379
2.01.08.03	EMPLOYEE PROFIT SHARING	76,334	64,445	63,799
2.01.08.04	AUTHORIZATIONS TO EXPLORE TELECOM. SERV.	135,848	55,516	44,056
2.01.08.05	ADVANCE FROM CLIENTS	52,643	31,602	7,869
2.01.08.06	OTHER LIABILITIES	64,643	85,193	68,334
2.02	NON-CURRENT LIABILITIES	5,852,700	5,221,259	5,421,403
2.02.01	LONG-TERM LIABILITIES	5,852,700	5,221,259	5,421,403
2.02.01.01	LOANS AND FINANCING	2,685,626	2,867,400	3,092,397
2.02.01.02	DEBENTURES	1,580,000	500,000	759,194
2.02.01.03	PROVISIONS	1,163,161	1,115,894	719,234
2.02.01.03.01	PROVISION FOR CONTINGENCIES	557,186	433,300	247,285
2.02.01.03.02	PROVISION FOR PENSION PLAN	605,975	682,594	471,949
2.02.01.04	RELATED PARTY DEBTS	0	0	0
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0	0
2.02.01.06	OTHER	423,913	737,965	850,578
2.02.01.06.01	PAYROLL, SOCIAL CHARGES AND BENEFITS	0	0	4,834
2.02.01.06.02	SUPPLIERS	6,709	21,357	3,504
2.02.01.06.03	INDIRECT TAXES	62,266	308,995	401,955
2.02.01.06.04	TAXES ON INCOME	51,484	33,079	68,135
2.02.01.06.05	AUTHORIZATIONS TO EXPLORE TELECOM. SERV	219,533	252,274	261,548
2.02.01.06.06	ADVANCE FROM CLIENTS	70,665	84,587	73,978
2.02.01.06.07	OTHER LIABILITIES	5,282	29,699	28,650
2.02.01.06.08	FUNDS FOR CAPITALIZATION	7,974	7,974	7,974
2.02.02	DEFERRED INCOME	0	0	0
2.03	MINORITY INTEREST	1,811,085	1,801,213	2,188,274
2.04	SHAREHOLDERS’ EQUITY	5,277,602	5,246,020	6,128,490

1 - CODE	2 - DESCRIPTION	3 - 12/31/2006	4 - 12/31/2005	5 - 12/31/2004
2.04.01	PAID-UP CAPITAL	2,596,272	2,596,272	2,568,240
2.04.02	CAPITAL RESERVES	309,178	309,178	337,210
2.04.02.01	PREMIUM ON SHARE SUBSCRIPTION	306,961	306,961	263,235
2.04.02.02	SPECIAL GOODWILL ON THE MERGER	0	0	71,758
2.04.02.03	OTHER CAPITAL RESERVES	2,217	2,217	2,217
2.04.03	REVALUATION RESERVES	0	0	0
2.04.03.01	COMPANY ASSETS	0	0	0
2.04.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0	0
2.04.04	PROFIT RESERVES	306,349	282,667	879,550
2.04.04.01	LEGAL	232,169	208,487	208,487
2.04.04.02	STATUTORY	0	0	0
2.04.04.03	CONTINGENCIES	0	0	0
2.04.04.04	REALIZABLE PROFIT RESERVES	74,180	74,180	671,063
2.04.04.05	PROFIT RETENTION	0	0	0
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0	0
2.04.04.07	OTHER PROFIT RESERVES	0	0	0
2.04.05	RETAINED EARNINGS/ACCUMULATED LOSSES	2,065,803	2,057,903	2,343,490
2.04.06	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0	0

07.01 - CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2006 to 12/31/2006	4 - 01/01/2005 to 12/31/2005	5 - 01/01/2004 to 12/31/2004
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	15,111,318	14,687,239	12,763,442
3.02	DEDUCTIONS FROM GROSS REVENUE	(4,814,659)	(4,548,555)	(3,698,586)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	10,296,659	10,138,684	9,064,856
3.04	COST OF GOODS AND/OR SERVICES SOLD	(6,459,929)	(6,518,211)	(5,822,720)
3.05	GROSS INCOME	3,836,730	3,620,473	3,242,136
3.06	OPERATING EXPENSES/ INCOME	(3,676,206)	(4,744,924)	(2,934,082)
3.06.01	SELLING EXPENSES	(1,470,632)	(1,655,749)	(1,085,777)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(1,331,652)	(1,291,385)	(985,719)
3.06.02.01	MANAGEMENT COMPENSATION	(9,388)	(14,637)	(10,387)
3.06.02.02	OTHER GENERAL AND ADMINISTRATIVE EXPENSES	(1,322,264)	(1,276,748)	(975,332)
3.06.03	FINANCIAL	(609,992)	(1,161,887)	(793,445)
3.06.03.01	FINANCIAL INCOME	803,387	850,525	616,872
3.06.03.02	FINANCIAL EXPENSES	(1,413,379)	(2,012,412)	(1,410,317)
3.06.04	OTHER OPERATING INCOME	572,703	415,917	578,270
3.06.05	OTHER OPERATING EXPENSES	(836,633)	(1,051,820)	(647,411)
3.06.06	EQUITY ACCOUNTING RESULT	0	0	0
3.07	OPERATING INCOME	160,524	(1,124,451)	308,054
3.08	NON-OPERATING INCOME	31,419	(146,560)	(168,025)
3.08.01	REVENUES	98,366	47,646	105,357
3.08.02	EXPENSES	(66,947)	(194,206)	(273,382)
3.09	INCOME BEFORE TAXES/INTEREST	191,943	(1,271,011)	140,029
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(108,081)	373,097	(120,937)
3.11	DEFERRED INCOME TAX	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	(58,058)
3.12.01	INTEREST	0	0	(58,058)
3.12.02	CONTRIBUTIONS	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	527,571	774,499	393,605
3.14	NON-CONTROLLING SHAREHODERS’ INTEREST	(141,065)	93,860	(102,417)
3.15	INCOME/LOSS FOR THE PERIOD	470,368	(29,555)	252,222
	NO. SHARES, EX-TREASURY (IN THOUSANDS)	362,488,414	362,488,414	358,558,641
	EARNINGS PER SHARE (REAIS)	0.00130		0.00070
	LOSS PER SHARE (REAIS)		(0.00008)

08.01 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2006 to 12/31/2006	4 - 01/01/2005 to 12/31/2005	5 - 01/01/2004 to 12/31/2004
4.01	SOURCES	5,613,453	3,976,325	6,073,057
4.01.01	OF OPERATIONS	3,398,215	3,277,241	3,353,171
4.01.01.01	INCOME/LOSS FOR THE YEAR	470,368	(29,555)	252,222
4.01.01.02	AMOUNTS NOT AFFECTING WORKING CAPITAL	2,927,847	3,306,796	3,100,949
4.01.01.02.01	DEPRECIATION AND AMORTIZATION	2,731,232	2,797,945	2,588,655
4.01.01.02.02	DEFERRED TAXES	(147,856)	(199,404)	156,801
4.01.01.02.03	PROVISION FOR CONTINGENCIES	378,178	409,741	100,546
4.01.01.02.04	PROVISION FOR PENSION PLANS	20,014	253,767	(1,895)
4.01.01.02.05	MONETARY VARIATION AND LONG-TERM INTEREST	(171,632)	77,578	74,030
4.01.01.02.06	INCOME IN PERMANENT ASSETS WRITE-OFF	(37,528)	27,880	55,976
4.01.01.02.07	INVESTMENT LOSSES (PROFIT)	(99)	43,336	30,542
4.01.01.02.08	TAX INCENTIVES WRITE-OFF	14,473	0	0
4.01.01.02.09	OTHER EXPENSES (REVENUES)	0	(10,187)	(6,123)
4.01.01.02.10	MINORITY INTEREST	141,065	(93,860)	102,417
4.01.02	FROM SHAREHOLDERS	0	0	0
4.01.03	FROM THIRD PARTIES	2,215,238	699,084	2,719,886
4.01.03.01	INCREASE IN LONG-TERM LIABILITIES	1,915,937	535,999	2,478,532
4.01.03.02	REDUCTION IN LONG-TERM ASSETS	268,234	105,402	197,284
4.01.03.03	OTHER	31,067	57,683	44,070
4.02	APPLICATIONS	3,969,319	5,103,380	4,878,359
4.02.01	INCREASE IN LONG-TERM ASSETS	285,928	553,837	425,073
4.02.02	INCREASE IN PERMANENT ASSETS	1,452,091	1,975,860	2,819,334
4.02.03	PROVISIONED DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY	584,390	1,074,499	436,866
4.02.04	TRANSFER FROM LONG-TERM LIABILITIES TO CURRENT LIABILITIES	1,646,910	1,436,912	1,156,548
4.02.05	ACQUISITION OF OWN SHARES	0	62,272	0
4.02.06	CCL INCORPORATED	0	0	2,988
4.02.07	OTHER APPLICATIONS	0	0	37,550
4.03	INCREASE/DECREASE IN WORKING CAPITAL	1,644,134	(1,127,055)	1,194,698
4.04	CHANGES IN CURRENT ASSETS	1,184,111	(315,418)	1,948,314
4.04.01	CURRENT ASSETS AT THE BEGINNING OF THE YEAR	6,314,002	6,629,420	4,681,106
4.04.02	CURRENT ASSETS AT THE END OF THE YEAR	7,498,113	6,314,002	6,629,420
4.05	CHANGES IN CURRENT LIABILITIES	(460,023)	811,637	753,616
4.05.01	CURRENT LIABILITIES AT THE BEGINNING OF THE YEAR	5,312,426	4,500,789	3,747,173
4.05.02	CURRENT LIABILITIES AT THE END OF THE YEAR	4,852,403	5,312,426	4,500,789

09.01 – REPORT OF INDEPENDENT ACCOUNTANTS – UNQUALIFIED OPINION

REPORT OF INDEPENDENT ACCOUNTANTS

The Management and Shareholders
Brasil Telecom Participações S.A.
Brasília - DF

1.
We have reviewed the balance sheets, individual (parent company) and consolidated of Brasil Telecom Participações S.A. and of its subsidiaries, drawn up on December 31, 2006 and respective statements of income, statements of changes in shareholders’ equity (parent company) and statements of changes in financial position, corresponding to the year ended on that date, prepared under the responsibility of its management. Our responsibility is to express an opinion about these financial statements.

2.
Our review was performed in accordance with auditing standards applicable in Brazil and they comprise: (a) the planning of works, taking into account the relevance of balances, the volume of transactions, accounting systems and internal controls of the companies; (b) the verification, based on tests, of evidence and records supporting amounts and financial information disclosed; and (c) the evaluation of most representative accounting practices and estimates adopted by the Companies’ management, as well as the presentation of financial statements taken as a whole.

3.
In our opinion, the financial statements referred to in paragraph 1 properly represent in all their relevant aspects the equity and financial condition, individual and consolidated, of Brasil Telecom Participações S.A. and of its subsidiaries, on December 31,2006, the results of its operations, changes in shareholders’ equity (parent company) and changes in financial position, corresponding to the year ended on that date, in accordance with accounting practices adopted in Brazil.

4.
Our examination was performed for the purpose of issuing an opinion about the financial statements referred to in paragraph 1, taken as a whole. The statements of value added and cash flow, parent company and consolidated referring to the year ended on December 31,2006, represent supplementary information to those statements on the Company, and they are not required as an integral part of the basic financial statements, in accordance with accounting practices adopted in Brazil. The statements of value added and cash flow were submitted to the same auditing procedures mentioned in paragraph 2, and in our opinion, this is properly presented in all its relevant aspects in relation to the financial statements referring to the year ended on December 31,2006, taken as a whole.

5.
The balance sheets, parent company and consolidated, drawn up on December 31, 2005 and respective statements of income, changes in shareholders’ equity (parent company) and changes in financial position, as well as supplementary information referring to the statements of value added and cash flow, corresponding to the year ended on that date, presented for comparative purposes, were audited by other independent accountants, the unqualified opinion dated March 27, 2006, contained a paragraph mentioning the agreement entered into on April 28, 2005, providing for the merger of the indirect subsidiary 14 Brasil Telecom Celular S.A. into Tim Brasil Serviços e Participações S.A.

São Paulo, January 31, 2007
DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Accountant
CRC 2 SP 011609/O-8	CRC 1 RJ 052000/O-0 “S” DF

10.01 – MANAGEMENT REPORT

MANAGEMENT REPORT

Dear shareholders:

In compliance with legal and statutory provisions, the management of Brasil Telecom Participações S.A. submits this Management Report, Consolidated Financial Statements and Independent Auditors’ Report, for the fiscal year ending December 31, 2006.

Economic Scenario

The Brazilian economy ended 2006 with growth of approximately 3.0%, below initial expectations, which projected Gross Domestic Product (GDP) growth of roughly 3.5% .

Nonetheless, the Brazilian economy fared well in terms of inflation control, interest rate reduction and trade surplus. The annual inflation rate measured by the Extended Consumer Price Index (¥ndice Nacional de Preços ao Consumidor Amplo - IPCA) amounted to 3.1% in 2006, the lowest rate in recent years. The interest rate at the end of the year was 13.3% and trending downward. The trade surplus of US$ 46 billion improved on the previous year's good results. It was 2.8% higher than the amount recorded in 2005.

In 2006, average wages rose and the unemployment rate fell to 8.4% at the end of the year. The behavior of wages is an important indicator for forecasting economic performance since it directly affects income and consumption.

Despite good results in the economy, the idea that fiscal issues are to blame for the reversal of the initial growth expectations for 2006 is gaining credence. According to this idea, the increase in public spending has resulted in a growth in tax burden, which in 2006 topped the level recorded in 2005 of 37.4% of GDP.

It is important to note that the elevated tax burden in Brazil not only inhibits growth, but also has contributed to a reduction in needed investment in infrastructure. It is estimated that in order for Brazil to attain higher levels of growth, the ratio between investment rate and GDP should be around 26.0% . However, this ratio was 20.8% in September of 2006.

The strengthening of the Brazilian real over the American dollar is another issue that affects the competitiveness of exports in some sectors of the economy, causing a substitution of domestic products for imports. In 2006, the Brazilian real appreciated against the dollar and ended the year quoted at R$ 2.14, an appreciation of 9.5% over 2005.

Yet, in general, the Telecommunications industry has managed to find ways to grow in 2006. Brasil Telecom was particularly successful in implementing strategies. It curtailed the initial loss projections in fixed telephony and grew in the mobile telephony and data transmission operations, providing very positive overall results for the Company in 2006.

Regulatory Enviroment

According to extensions in the concession contracts for Public Switched Telephone Network (PSTN), many changes would take place in 2006; however, some of them have been postponed. Among these changes is the charging of local calls on a per minute basis, with tariffs measured in tenths of a minute replacing pulses, and including a detailed report of local calls on the monthly bill if requested by the subscriber. These changes, which were slated to come into effect by August 2006, were postponed for one year, at the request of the Minister of Communications.

In 2006, the new contracts define the parameters used as the basis for tariff readjustment and the Telecommunications Services Index (¥ndice de Serviços das Telecomunicações - IST), created by the National Telecommunications Regulatory Agency (Agência Nacional de Telecomunicações - Anatel) from a basket of public price indices. This index was introduced to correct industry tariffs. Anatel also formulated a calculation model for the Transfer Factor (X Factor), whose function is to transfer part of the productivity gains achieved by the concessionaires to the clients.

In compliance with Regulation for the Separation and Allocation of Billing, Brasil Telecom delivered, in 2006, the Billing Separation and Allocation Statement (Demonstrativo de Separação e Alocação de Contas - DSAC), which systematizes and broadens the base of physical and financial data available to Anatel. This process allows a detailed analysis of costs and will be introduced in 2008 to determine the interconnection tariffs and the Industrial Use of Dedicated Lines (Exploração Industrial de Linha Dedicada - EILD). Furthermore, this information contributes to the Company’s information base, facilitating decision-making.

Throughout 2006, Anatel submitted various regulations to public consultation, among them, the Personal Mobile Service (PMS) Regulation, PSTN User Council Regulation and Public Access Terminal Use Regulation and its certification and approval. After the public consultation, the following take effect:

  General Plan of Authorizations;

  Remuneration for Use of PMS Network Provider Regulation;

  Norm for the Measuring Public Satisfaction for PSTN, PMS and Pay TV services; and

  Control of Reversible Assets Regulation.

Also in effect, after the public consultation, is a change to the text of art. 18 of the Conditions on Access and Use of Public Utility Services and Support to PSTN Regulation. The changes are designed to establish rights and responsibilities for users and service providers, in addition to addressing the types of services provided.

Following the same principle, the public consultation for the process of introducing cell phone number portability in Brazil was proposed in 2006. The measure will enable the user to switch carriers, both fixed-line and mobile, or change address while maintaining the current telephone number. For fixed-line telephony, Anatel’s proposal provides for portability within the same city or urban area and, for mobile telephony, within the same area code.

The convergence of technology was a recurring theme throughout 2006. Anatel is analyzing requests for authorization from the different types of pay TV companies for PSTN, so they can offer voice, data and video services (triple-play) simultaneously. Brasil Telecom has already begun tests with Video on Demand (VoD) through Internet Protocol Television (IPTV). Decisions by Anatel regarding the participation of concessions in the pay TV market are expected for 2007.

Anatel has opened the bidding process for the use of radio frequencies 3.5 GHz and 10.5 GHz, establishing that the PSTN concessionaires, in the local service market, as well as their holding, subsidiary or associated companies would not be able to tender bids in areas where they already own concessions.

The bidding process for the frequencies 3.5 GHz and 10.5 GHz was suspended by the Brazilian Court of Auditors (TCU) due to alleged inconsistencies in the call for bids. In a related ruling, PSTN concessionaires were given the right to participate in the bidding process in their concession areas. The participation of the concessionaires in this bidding process is very important in light of the expectations created by this technology.

In July of 2006, Anatel defined the players with Significant Market Power (SMP), in the supply of EILD for transmission rates of less than or equal to 2,048 kbps.

SMP is a concept used by Anatel to stimulate competition in the telecommunications market. To determine the SMP companies, the agency evaluates, among other criteria, market share in the fixed-line market, control of infrastructure whose duplication is not economically viable, purchase negotiation power for inputs, equipment and services, vertical integration, barriers to competition and access to sources of financing.

Brasil Telecom belongs to the SMP group for the PGO Local Area market and to the relevant geographic market “Between Local Areas,” in the region of its concession.

The telecommunication service providers, whether they belong to an EILD SMP group or not, forwarded their final considerations to Anatel in an effort to reverse these rulings by December 2006.

Finally, as a result of negotiations with Anatel, the Ministry of Communications and other agencies, the Federal Government decided to defer to the requests of the concessionaires and decided to postpone, for seven months, compliance to the universalization of obligations and targets for the introduction of the Telecommunication Services Centers (PST) and the Cooperatives Service Units (UAC). In other words, the introduction of the services was pushed back from January to August of 2007.

Brasil Telecom Group

The Brasil Telecom Group is composed of companies that operate in the telecommunications sector, offering a full array of services, more specifically in fixed telephony, both on a local basis as well as long distance domestic and international, mobile telephony, data transmission, data center and Internet services.

See simplified company structure of the group below:

Simplified Company Structure
on 12/31/2006

Brasil Telecom S.A.

Brasil Telecom S.A. is responsible for providing fixed-line telephone services (voice and data) both on a local basis as well as long distance. It is a public concessionaire operating in the states of Acre, Rondonia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Santa Catarina, Paraná and Rio Grande do Sul, as well as in the Federal District. This area is known as Region II and shares borders with Peru, Bolivia, Paraguay, Argentina and Uruguay.

The Company is the main fixed telephony service provider in Region II and its portfolio of clients includes 8.4 million fixed lines in service, which translates into 19.4 lines in service per 100 inhabitants. Out of the total number of lines, 5.6 million are residential and 227,800 are public telephones, which reinforces Brasil Telecom’s commitment to ensuring that the general public has full access to telephone services.

Brasil Telecom is also the leader in the long distance market. In December 2006, its market share of the intra-regional segment was 85.2% . In markets where the Company only entered in 2004, it has already attained a 62.6% market share of the inter-regional segment and 36% of the international segment.

In recent years, Brasil Telecom S.A. has become a complete telecommunications service provider nationwide by making important acquisitions in the telecommunications industry. Brasil Telecom relies on a network infrastructure that is a model of operational efficiency, using state-of-the-art technology resources to ensure service flexibility and quality. Based on the model of convergent services and applications, the single network is ready to provide, with the desired flexibility, a range of fixed or mobile voice, data or image services to any client, anywhere and anytime. Always searching for convergence, Brasil Telecom S.A. is present throughout the entire telecommunications sector value chain.

BrT Móvel

BrT Móvel began operations in September of 2004 and has enabled the Brasil Telecom Group to provide integrated telecommunication solutions. BrT Móvel went through a maturing phase in 2006, when it went from being a fledging operation to a profitable business unit within Brasil Telecom.

BrT Móvel’s desire to revolutionize the market was recognized by Region II clients who helped it reach the record-breaking number of 3.4 million clients by the end of December 2006, its second year in operation. It was the best performance out of the four incoming operators.

The search for profitability in 2006 did not distract BrT Móvel from focusing on client acquisition since it exceeded its targets without affecting its operational performance. The key for attaining this result was the overhaul of plans and rates, the rationalization of the use of resources and a reduction in marketing expenses due to the convergence of fixed and mobile operations.

Finally, the implementation of the new regulation (full bill) by Anatel to regulate interconnection among mobile operators spurred the search for intelligent plans that could link benefits for the client with the Company's income. The full bill model established that all calls among mobile operators would be charged, whereas, previously, only the calls in which the difference in outgoing and incoming traffic was superior to 55% were charged.

Market Share

The success of BrT Móvel's convergence strategy is visible mainly in the corporate and business segments, where it is in third place in Region II but is the leader in the states of Acre, Rondonia, Tocantins and in the Federal District, according to the Expertise survey of June 2006.

In other segments, BrT Móvel already ranks third in market share in Area 7 (Midwest, Tocantins, Acre and Rondônia) and in 6 states (Goiás, Federal District, Acre, Rondônia, Tocantins and Mato Grosso).

Sales Outlets

In December 2006, Brasil Telecom had 3,503 sales outlets, distributed through 28 of its own stores, 52 stands, 829 authorized agents, 2,191 resale outlets in the main retail chains and 82 recharge sales outlets.

Coverage

During 2006, BrT Móvel expanded its coverage to 37 new localities, reaching a total of 819 served locations, or 87% of the total population of Region II. Additionally, coverage was improved in already covered locations.

Value-Added Services

In order to increase data communication revenues, BrT Móvel has created new needs for its clients, offering new features through the Internet. BrT Móvel offered a range of services and contents for the greatest sports event of 2006: the FIFA World Cup in Germany. This included various download contents and services, such as “Bolão Adidas” and “Joga Brasil” that awarded prizes to participating clients.

The Company also focused on increasing interactive services, whether with TV programs and other media or with other Brasil Telecom clients, such as the PakEros and Beltrano services.

The highlight of the convergence strategy was Brasil Telecom’s new portal, Wireless Application Protocol (WAP), which provides information and news updated by the iG team with an updated look and greater ease of navigation.

Internet Group

The Internet Group, Brasil Telecom’s Internet division, is comprised of access providers iG, iBest and BrTurbo. In 2006, Brasil Telecom decided to invest in its Internet providers, repositioning them within a single operation to increase overall size, restructure technology platforms and enhance content provided. An officer with extensive experience in the media and Internet market was hired to head the unit.

In the first year of this consolidation, the Internet Group focused on increasing content and broadband services. The results arrived quickly. In only 12 months, the number of high-speed Internet access clients increased by 64%, reaching the one million client milestone in October of 2006. Thanks to this increase, the Internet Group became the second leading broadband player in Brazil. The iG portal grew most in terms of audience out of the seven largest Brazilian portals. According to Ibope/NetRatings, iG grew 39% in number of one-time residential visitors from 25%.

January to December 2006. The second placed portal grew 33% and the others had growth rates of anywhere from 12% to

At the end of 2006, the Brasil Telecom portals combined managed a base of approximately 3.7 million active users and close to 8 million one-time residential visitors monthly. This figure makes the Group the largest dial-up Internet access provider in Latin America and one of the 15 largest in the world in number of clients. These numbers represent a 28% share of Brazilian households that own a computer. In other words, a strong leadership position in a market where the second-placed company only accounts for 16.7% .

This merger creates competitive advantage and synergy with tangible results. Marketing Best 2006, which rates how companies carry out their marketing strategies, and the coveted Ampro Globe Awards have recognized and awarded the excellence of Internet Group’s operations.

Approximately 60% of the Internet Group’s current revenues come from broadband services, 15% from advertising and the remaining 25% are generated by dial-up access and sales of other products, such as e-mail with greater storage capacity. In order to reach this position, new advertising campaigns were created, the relationship with telephony companies was strengthened and the entire content of the Group’s sites was overhauled to provide clients the full interactivity of Web 2.0, the new generation in world network computers. Tools such as blogs, personalized searches, Internet magazines and newspapers are some of the features introduced to reach the desired price/content ratio. The strategy for the Group for 2007 is to create new content partnerships with other media or portals, launch a video platform and a virtual music store that will encourage broadband adoption.

The Internet Group results in 2006 are significant and reflect growth rates that outpace the market average. The Group is prepared to continue growing at a fast clip in coming years and reach its objective of being the main vehicle for Internet communication, information, service, leisure and entertainment in Brazil.

BrT GlobeNet

BrT GlobeNet is a connectivity and international broadband circuit provider that operates using one of the most advanced fiber-optic networks connecting Brazil, the United States, Venezuela and Bermuda. The completely redundant sub-sea network extends for 22,000 km and joins the Americas with the highest technology and lowest latency. The integration of its backbones allows for expanded Brasil Telecom services for clients on an international basis.

BrT GlobeNet is comprised of four companies: BrT Cabos Submarinos Ltda., BrT of America Inc., BrT Subsea Cable Systems (Bermuda) Ltd. and BrT Venezuela S.A. They are directly or indirectly controlled by Brasil Telecom S.A. and have offices in Boca Raton, São Paulo and Caracas.

BrT GlobeNet aimed to consolidate its leadership position in its markets in 2006 by focusing on increasing available capacity and coverage, developing new services and forming strategic partnerships.

The Synchronous Digital Hierarchy (SDH) network was increased by 40 Gbps and work began on expansion of the Dense Wavelength Division Multiplexing (DWDM) network that is currently at an advanced stage of completion. This will increase available capacity for clients and achieve greater economies of scale. Currently, the network has an installed capacity of 80 Gbps that can be expanded to up to 1.36 Tbps.

The opening of new offices in Miami and New York increased service capacity for a large number of clients through expansion of the network's coverage and the ability to provide new interfaces. As a result, important new business was conducted with large American operators. This initiative has also reduced network development costs in the United States.

New services were developed based on Internet Protocol (IP) and Ethernet technology, which allows BrT GlobeNet to meet client demand while also maximizing operating margins. In addition to these services, important business opportunities were created through new partnerships with operators in Latin America and the United States.

System operations reliability of more than 99.99% means higher quality of services for its clients and ensures the needed autonomy for Brasil Telecom to carry all of its international voice, data and, especially, IP traffic. This autonomy directly reduces interconnection and transport costs.

BrT Comunicação Multimídia

BrT Comunicação Multimídia provides services in the data center, Internet and data transmission segments for companies that need state-of-the-art technical solutions. The objective is to provide a fully customized solution for every single one of its more than one thousand clients.

BrT Comunicação Multimídia has a technically advanced infrastructure that complements Brasil Telecom S.A., with data and IP networks fully integrated and interconnected on a high-speed transmission backbone. It provides direct access for the main corporate clients in Brazil, offering special domestic and international coverage through its partnership with BrT GlobeNet.

In order to achieve this, BrT Comunicação Multimídia relies on a 1,600 km long-distance network linking São Paulo, Rio de Janeiro and Belo Horizonte, as well as nearly 350 km of metropolitan networks within these cities. It is present in more than 650 buildings and capable of reaching another 5,000 new addresses.

Risk Management

Brasil Telecom is dedicated to developing programs that enhance risk management practices and formally establishing the responsibilities of the risk and process management, internal audit and other involved departments.

During 2006, the ongoing project initiated in 2003 to meet the requirements of the Sarbanes-Oxley Act (SOx, enacted in 2002) applicable to foreign companies listed on the NYSE and also recommended for companies listed in Bovespa's Level 1 Corporate Governance.

SOx Certification

The SOx Committee was created in 2006 with the goal of meeting the requirements of the Sarbanes-Oxley Act. The Company, formed by representatives from all departments and coordinated by the Corporate Governance Board, mapped twenty-seven internal business processes with their respective departments, identifying the risks involved in each one. By the end of 2006, the Committee identified a universe of roughly 2,700 control points. Within this universe, approximately 1,500 were considered key controls. Plans of action were developed and are currently being introduced in the processes considered to be of potential risk. In cases where there was a conflict with the standard adopted by the Company, the risks were mitigated and the conflicts solved by means of implementing new controls.

Managers were assigned to each of the twenty-seven processes and for the implementation of the Action Plan, which mobilized approximately 320 professionals from all levels of the Company. The project facilitated the consolidation of risk management throughout the Company, disseminating the SOx methodology and approach to all employees.

The reports for this entire project, analyzed by Deloitte Touche Tohmatsu, will be submitted to the Securities and Exchange Commission (SEC), the American government oversight agency for publicly-held companies in the United States.

The SOx certification means more than simply just adapting to the strict anti-fraud legislation of the United States. It rewards the efforts of all employees who prepared internal controls, management procedures and processes in the hope of obtaining important certifications.

The effort to obtain the SOx certification was considered an opportunity for Brasil Telecom to strive for permanence in its business and the ability to generate value for everything related to the company, from its employees to the communities where it operates. This initiative shows that the Company acts strategically with consistency and transparency. The Company’s challenge now is to continue this project and further enhance its operations.

Risk Factors

Regulatory Risk

Brasil Telecom operates according to concession contracts and licensing agreements signed with the National Telecommunications Agency (Anatel) and under the industry’s general and specific legal and regulatory provisions. Any change in the established rules may affect the business. For this reason, the Company monitors the development of regulations and the industry overall, acting proactively to minimize regulatory risk.

Market Risk

Brasil Telecom obtains 75.6% of its gross revenue from fixed telephony. The trend for partial substitution of the fixed network traffic for mobile telephony is a reality that is duly taken into consideration by Brasil Telecom. Various strategic projects are being developed, such as the launching of new products and services with the goal of maintaining local traffic. Moreover, Brasil Telecom’s mobile operations absorb some of the fixed network traffic that switched to mobile services.

Competition Risk

Every year the telecommunications industry becomes more competitive, especially in long distance, mobile and data communications services. Brasil Telecom accounts for an important share of local and long distance fixed telephony markets. In regard to mobile telephony, the Company won over 3.4 million clients in two years and three months of operations and attained a 12.1% market share in Region II. These figures are the result of a strategy based on technology convergence and the introduction of innovative products.

Technological evolution, especially the introduction of voice services based on IP (Voice over IP, or VoIP), also increases competition. Brasil Telecom excels because it has IP service technology and offers solutions such as the PABX Virtual Net and Vetor for the corporate market. Also, the investment in infrastructure made in recent years laid the groundwork for the Company to offer more sophisticated services to all client segments.

By continuously seeking operational efficiency and excellence in client relations, Brasil Telecom holds on firmly to its dominant position in Region II.

Financial Risk

Brasil Telecom recorded gross consolidated indebtedness of R$ 5,375.2 million at the end of 2006, 79.4% of which was long-term debt and net indebtedness of R$ 1,311.8 million. Despite growing cash generation, the Company follows a conservative policy for the use of complex financial instruments, especially in foreign currency. Out of the total debt, excepting hedge adjustments, R$ 1,026.1 million was contracted in dollars, yen and a currency basket. Brasil Telecom had exchange protection for 53.2% of this total amount.

In relation to interest rate for loans, Brasil Telecom was in a privileged position since the accumulated cost of debt in 2006 was equivalent to 79.6% of the CDI (Interbank Deposit Certificate) rate.

Operational Risk

Brasil Telecom takes out specific insurance policies such as Operational Risk and Business Interruption Insurance to protect its assets. The Operational Risk Insurance covers all property against physical damage caused by fire, lightning, explosion, wind storm, robbery, flooding and inundation. In order to ensure full replacement of its assets, the Company updates on a monthly basis the value and quantity of lines installed per branch. The Business Interruption Policy covers damages resulting from interruption or disturbance of working capital caused by any physical damage to property.

The liability of Brasil Telecom managers, advisors and directors is covered by the D&O – Directors and Officers policy taken out by Brasil Telecom Participações S.A. This policy provides compensation to third parties up to the policy’s limit of liability in case any manager is found to be at fault.

Competition

There was heightened competition in the telecommunications sector in 2006 with the increased participation of companies from other sectors, such as pay TV, global portals, ICT providers and other niche providers that offered products and services based on emerging business models that compete with traditional operators. The complete operation integration, or triple play, changed the dynamics of the market, primarily in the relationship between service provider and client.

Traditional operators, in turn, started to rapidly restructure in order to provide offers that are increasingly focused on service packages at competitive prices when compared to prices charged for these services individually. The main goal of this strategy is to create a stronger connection between the client and the service provider and, consequently, improving client loyalty.

Throughout 2006, Brasil Telecom strengthened its leadership position in fixed telephony, domestic long distance, data communication and broadband products. The Company also captured important market share where it recently started operating, such as international long distance and mobile telephony.

Brasil Telecom accounts for more than 90% of the fixed-lines in service in Region II. The Company currently faces competition from the “mirror” company authorized to operate in its region, from pay TV companies that began offering high-speed broadband service as well as from VoIP and mobile telephony operators.

In the broadband market, Brasil Telecom is the leader in its region of business. Its main competitors are pay TV companies and the “mirror” company for Region II. The increase in competition in 2006 was the result of aggressive broadband promotions by cable TV companies who have increased their share in this market.

Despite being the fourth company to enter the mobile telephony market in Region II, BrT Móvel holds a 12.1% market share in 2006. Brasil Telecom’s participation in this market is increasing steadily, based on convergent products and promotions.

Strategic Priorities

For the first time in the Company’s history, a long-term outlook was developed with the main goal of better understanding the industry’s growth during the next ten years. This project created economic models and analysis of alternative scenarios taking the main engines of change into consideration: new technologies, the IP world, convergence of services and the current migration from fixed-line to mobile accesses.

As is well known, the telecommunications industry has experienced unprecedented change. Modes of communication are undergoing rapid transformation and growth. These changes include the replacement of fixed-line by mobile accesses, the main market trend, the increase in IP (Internet Protocol) use, encompassing broadband and ISPs, as well as emerging technologies, such as: Worldwide Interoperability for Microwave Access (WiMAX), wireless local network (Wi-Fi) and Third Generation (3G), which facilitates the entrance of new providers and the growing need for a segmented outlook on the market.

The importance of formatting, storage, distribution and exchange of content significantly changes the behavior of society, which leads to changes in the business model currently used, mainly by traditional telecom carriers.

Trends that were incipient have accelerated and become thoroughly entrenched, blurring the borders between many lines of business and directly impacting the value generation chain. Faced with these challenges, cost and investment management discipline is increasingly important.

In this new scenario, competition advances beyond traditional telecom carriers. New competitors burst onto the scene, including Internet portals, pay TV companies, broadband wireless providers and other Information and Communications Technology (ICT) companies. Each change of the environment creates opportunities and threats, increasing the level of complexity for business management.

Brasil Telecom has established, in corporate terms, a set of priorities:

  take advantage of all opportunities arising from the Company’s vanguard position in the convergence of services area, including introduction of new products, such as the “Telefone Único”;
  assess the potential of emerging technologies: Wi-Max, Wi-Fi and 3G, maintaining positions and assets to make aggressive and defensive moves feasible in relation to the competition. develop a Wi-MAX pilot project;
  expand mobile telephony to increase scale, profitability and compensate for losses in fixed voice telephony;

  optimize and expand explorations of the IP Internet Service Provider model (domestic portal) by adding and distributing content and exploring other growth opportunities in the IP/Internet world;

  start operations with IPTV;
  implement more segmented client approaches, focusing on loyalty and profitability;

  act proactively to adapt the regulatory framework to the new scenario of convergence;

  manage the fixed-mobile substitution in a way that protects the Company’s main business (fixed voice);

  protect the broadband client base, in view of its importance for value generation and for the supply of new convergent services;

  reduce cost, expense and investment levels, with rigorous cash control.

Brasil Telecom has also defined a set of specific priorities for each individual segment of its business.

Mobile Telephony

Mobile telephony has been growing continuously in recent years the world over. Fierce competition is coming from the emergence of new technologies and, increasingly, mergers and acquisitions are fundamental for the carriers to achieve economies of scale and become more competitive and profitable.

Value-added services are playing an increasingly important role in carrier revenue and the launch of new mobile technologies (3G and Wi-Max) in Brazil should accelerate this growth.

Faced with this scenario, and considering the features of the domestic market, Brasil Telecom established the following priorities for its mobile telephony business:

  rationalize supply;

  maintain growth momentum;

  optimize costs, expenses and investment; and

  increase the supply of value-added and convergent services.

Data Communication – Corporate Market

The use of IP-based communication networks is a worldwide corporate market trend, requiring additional bandwidth to support new applications. Faced with tight competition, services are migrating, in connectivity and applications, toward complete, customized solutions and sophisticated, integrated packages.

Brasil Telecom has defined the following priorities for data business for the corporate market:

  defend the position achieved;

  increase average user revenue; and

  develop new markets.
Broadband

In this market, the emergence of technologies such as Wi-Max, 3G, WiFi integrated networks and Multichannel Multipoint Distribution Service (MMDS), provides higher mobile speeds in addition to the growing demand for broader bands and a reduction of prices to make integrated solutions viable. Faced with these issues, Brasil Telecom defined the following priorities for broadband business:

  expand the service geographically, focused on profitability;

  optimize the portfolio, with new speeds and services; and

  increase the level of client satisfaction to improve the retention process.
Internet Service Providers

Internet Providers are enhancing their services, aiming their content toward Web 2.0, where the Internet user is the protagonist, and competing directly with companies that offer conventional voice service. Telecommunication companies are also focusing on convergence by leveraging the content of their portals to stand out and add value.

The emergence of personal content, where the Internet user is the protagonist, through sharing sites and community networks, is increasing time spent online, adding value to sites and creating WEB 2.0, which is adopted by Brasil Telecom portals. The availability of on-demand content, dispersed and distributed over broadband, is beginning to make paid content business models viable for video (Video on Demand) and music (iTunes).

Consequently, the growth of Internet access is leading to a migration of advertising from traditional media to online. Efforts by advertisers to optimize investment in communication and online tool creation for segmentation of the message resulted in an increase of 22% of online advertising from 1999 to 2006 in the US (Compound Annual Growth Rate).

Brasil Telecom, through the Internet Group, a leader in dial-up connection in Brazil and one of the largest broadband providers in Latin America, has defined the following priorities:

  reposition the brands;

  enhance profitability and loyalty;

  strengthen positioning in corporate products; and

  optimize operations by integrating Internet providers.

Fixed-line Voice Service

The replacement of fixed-line voice with mobile service is an entrenched trend in many countries. The speed of this substitution is determined by the price charged per minute for mobile telephony. As the gap between the two narrows, the substitution of traffic rises. In the US and Europe from 2004 to 2005, fixed-lines fell by 2.5% and 0.5%, respectively.

Moreover, the popularization and growth of broadband and new applications developed on IP platforms also affect the use of fixed-line service. Currently, in Europe, 2% of total traffic is Voice Over IP (VoIP) and it is projected that this percentage will reach 10% in 2010.
Faced with these changes, new technologies and convergent services, the telecommunications sector is experiencing a period of international acquisition, expansion and consolidation into large groups as well as rationalization of costs.

For Brasil Telecom, the priorities for this line of business are:

  manage fixed-mobile telephony migration;

  expand loyalty and retention efforts;

  engage the market in an increasingly segmented fashion; and

  explore convergent services.

Network

In 2006, Brasil Telecom expanded its platform that supports personal mobile service by 326 Radio Base Stations (Estações Rádio Base - ERBs) and 41 new localities gained GSM network coverage. There was also a marked increase in Enhanced Data Rates for GSM Evolution (EDGE, an evolution of the GSM standard toward the third generation) coverage and in voice and data roaming coverage in Brazil and abroad. Brasil Telecom currently has trade agreements with six operators for voice traffic and with three operators for data traffic in Brazil and agreements abroad with 126 operators in 87 countries for voice roaming and with 20 operators in 20 countries for data roaming.

Mobile telecommunication services also rely on the adoption of the New Generation Network (NGN) in the Brasil Telecom GSM network that reduces voice transmission investments and, most importantly, costs.

Brasil Telecom's VoIP Platform commenced operations, making it possible to serve household and business markets in seven Region II capitals (Curitiba, Porto Alegre, Florianópolis, Brasília, Goiânia, Campo Grande and Cuiabá) and, outside Region II, in São Paulo, Rio de Janeiro and Belo Horizonte. This platform uses NGN concepts and provides users with a VoIP terminal with standard features, generating and receiving calls to and from fixed and mobile terminals in Brazil and abroad. This platform allows various services to be programmed, such as Call Blocking, Voicemail, Follow-me, Intelligent Follow-Me and Call Waiting. If the client uses VoipFone, software provided with the service that simulates a telephone set in the computer, it is possible to locate other VoipFone users and send messages, even if they are not online, thanks to the platform’s store-and-forward feature that receives the message, stores it and then forwards it.

The OSA/PARLAY Platform was introduced, in 2006, using a gateway that works with Application Programming Interfaces (APIs) which enable interaction with telephone centers through Signal Transfer Points (STPs) and adds more fixed and mobile telephony features, regardless of hardware manufacturer or model.

Brasil Telecom started offering triple-play services in 2006, transmitting over ADSL2+ network infrastructure and providing interactivity and entertainment not yet available to pay TV users. The platform is comprised of servers that cryptographically store the content and distribute it over the network with security and high quality.

Brasil Telecom has implemented all the detailed telephone billing requirements of Anatel Resolutions 423 and 426. For this purpose, 100 new Station Message Detail Reports (SMDRs) were installed and more than one thousand projects were implemented to serve 6,325 localities in 1,223 local areas.

It was also possible to increase and digitize the junctions, reducing the congestion and operational costs and increasing the ability to meet legal requirements such as disclosure of telephone records and fraud detection. In addition, plant modernization increased the capacity for dealing with upcoming demands, such as Double-Data-Rate (DDR), interconnection, new Carrier Selection Codes (CSC) and Intelligent Services.

Brasil Telecom expanded its signal through the Common Channel Network, which led to a growth of more than 50% in BrT Móvel’s capacity. A network with 100% NGN technology started operating in parts of the Federal District, providing flexibility to meet demands and introduce new services.

Also in 2006, a 10 Gbps - Ethernet, on DWDM technology, transmission backbone was introduced, increasing the IP capacity of the data network as well as expanding the Brasil Telecom satellite network. It is formed by the Network Operations Center (NOC), 7 gateways and 382 remotes used for individual and collective access in line with the General Target Plan for Universalization regulated by Anatel.

Universalization Targets

In relation to the General Target Plan for Universalization (Plano Geral de Metas de Universalização - PGMU) indicators, Brasil Telecom attained the results shown in the table, which show that all targets were reached in 2006.

In 2006, Brasil Telecom provided individual and collective PSTN service in 29 new localities with populations ranging from 300 to 600 inhabitants. Additionally, it installed TUPs in 79 new localities within its concession area with populations ranging from 100 to 300 inhabitants.

Universalization Targets

Indicators	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
Lines installed (thousand lines)	10,820	10,821	10,814	10,811	10,804	10,794	10,789	10,793	10,795	10,791	10,787	10,423
Locations with more than 300 inhabitants not served by PSTN with individual lines	0	0	0	0	0	0	0	0	0	0	0	0
Requests of installation of individual lines, fulfilled in more than 1 week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Requests of installation of individual lines made by regular education and health institutions, fulfilled in more than one (1)week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Requests of installation of individual lines made by speech or hearing impaired individuals, fulfilled in more than 1 week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Public telephones in service	296,715	296,477	295,244	293,592	292,160	290,700	290,348	289,989	288,806	284,901	280,216	277,855
Localities, covered by PSTN with individual lines, which do not meet the distribution of public telephones per one thousand inhabitants, territorially distributed in a uniform manner (target: 3 pay phones per group of one thousand inhabitants)	0	0	0	0	0	0	0	0	0	0	0	0
Localities, covered by PSTN with individual lines, with an availability of access to public telephone with a distance greater than the target (target: less than 300 meters)	0	0	0	0	0	0	0	0	0	0	0	0
Localities that do not meet the percentage of public telephones available 24 hours a day for long-distance calls – with capacity of originating and receiving local and domestic long-distance calls (target: 50% of public telephones)	0	0	0	0	0	0	0	0	0	0	0	0
Localities that do not meet the percentage of public telephones available 24 hours a day for additional international long-distance calls (target: 25% of public telephones)	0	0	0	0	0	0	0	0	0	0	0	0

Requests of public telephones in regular education and health institutions fulfilled in more than 1 week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Requests of public telephones made by speech or hearing impaired individuals, and those who use wheelchairs fulfilled in more than 1 week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Localities with more than 100 inhabitants, without PSTN, without at least one public telephone (target: larger than 100 inhabitants)	0	0	0	0	0	0	0	0	0	0	0	0
Public telephones density per one thousand inhabitants (target: 6.0)	7.94	7.94	7.90	7.94	7.86	7.94	7.77	7.77	7.74	7.74	7.63	7.43
Locations with PSTN that do not meet the percentage of 2% of public telephones adapted for speech and hearing impaired individuals and for those who use wheelchair	0	0	0	0	0	0	0	0	0	0	0	0
Localities served only by collective accesses, without at least one public telephone available 24 hours a day – with capacity of originating and receiving local, domestic long-distance and international calls	0	0	0	0	0	0	0	0	0	0	0	0

Quality Targets

Anatel’s Resolution nº 417, the new Quality Indicator Regulations, came into effect in 2006. Brasil Telecom achieved and exceeded 331 of the 360 quality indicators set by the General Target Plan for Quality (Plano Geral de Metas de Qualidade - PGMQ) as shown in the table.

Quality Targets

Service Quality Targets	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC

Rate of completed originated local calls (target of 70%) – Morning	71.37	70.88	70.91	71.63	72.04	72.55	72.70	72.34	71.13	71.12	71.25	71.72
Rate of completed originated local calls (target of 70%) – Night	70.20	70.97	71.38	71.68	72.53	72.50	72.89	73.18	71.20	72.13	71.24	70.92
Rate of originated local calls not completed due to congestion (target of 4%) – Morning	1.07	0.98	0.71	0.67	0.77	0.65	0.66	0.61	0.86	1.46	0.59	0.57
Rate of originated local calls not completed due to congestion (target of 4%) – Night	1.20	0.91	0.94	0.83	0.75	0.84	0.69	0.68	0.66	0.65	0.67	0.70
Rate of calls destined to the operator’s Attendance Center which result in completed call (target of 98%) - Morning	98.68	98.01	99.52	99.44	99.56	99.55	99.39	98.30	99.47	80.60	99.23	99.33
Rate of calls destined to the operator’s Attendance Center which result in completed call (target of 98%) - Night	98.22	98.22	98.22	98.22	98.22	98.22	98.22	98.22	98.22	98.22	98.22	98.22
Domestic Long Distance Service Quality Targets
Rate of completed originated DLD calls – consolidated value (target of 70%) – Morning	72.38	71.97	71.97	73.03	73.17	73.25	73.60	73.70	72.14	73.41	73.48	73.39
Rate of completed originated DLD calls – consolidated value (target of 70%) – Night	70.63	71.45	71.45	71.44	71.90	71.97	71.78	72.69	70.88	72.51	71.31	70.86
Rate of originated DLD calls not completed due congestion – consolidated value (target of 4%) – Morning	1.52	1.41	1.41	1.22	1.43	1.53	1.07	0.96	1.24	1.15	0.91	0.96
Rate of originated DLD calls not completed due congestion – consolidated value (target of 4%) – Night	1.99	1.83	1.83	1.46	2.43	2.03	1.51	0.99	0.95	1.23	1.11	1.33

Fulfillment of repair requests Targets
Rate of repair requests per 100 PSTN accesses (target of 1.5%) - Full	1.26	1.07	1.27	1.06	1.11	1.06	1.16	1.19	1.28	1.27	1.27	1.26
Rate of fulfillment of repair requests made by residential users within 24 hours (target of 98%)	99.70	99.60	99.54	99.53	99.52	99.63	99.63	99.65	99.50	99.57	99.46	99.51
Rate of fulfillment of repair requests made by non-residential users within 8 hours (target of 98%)	99.34	98.85	99.04	99.38	99.38	99.28	99.49	99.41	99.33	99.44	98.99	99.09
Rate of fulfillment of repair requests made by users that are providers of public interest services within 2 hours (target of 98%)	100	100	100	100	100	100	100	100	100	100	100	100
Fulfillment of requests for address change Targets
Rate of fulfillment of requests for address change made by residential users within 3 business days (target of 98%)	99.85	99.62	99.82	99.77	99.85	99.88	99.87	99.86	99.80	99.75	99.78	99.85
Rate of fulfillment of requests for address change made by non-residential users within 24 hours (target of 98%)	99.40	99.18	99.18	99.21	99.39	99.40	99.30	99.45	99.35	93.66	98.98	99.21
Rate of fulfillment of requests for address change made by users that are providers of public use services within 6 hours (target of 98%)	100	100	100	100	100	100	100	100	100	100	100	100
Telephone Assistance provide to the user Targets
Rate of telephone assistance to the PSTN user within 10 seconds (target of 95%) – Morning	99.89	99.74	99.89	99.95	99.88	99.95	99.93	99.93	99.76	99.25	99.82	98.32
Rate of telephone assistance to the PSTN user within 10 seconds (target of 95%) – Night	99.94	99.66	99.96	99.97	99.95	99.96	99.94	99.94	99.82	99.88	99.29	99.79
Quality of Public Telephones Targets
Number of public telephones repair requests per 100 public telephones in service (target of 8%)	5.56	5.20	7.20	5.89	5.17	5.22	6.48	6.17	5.46	6.35	5.28	5.73
Rate of fulfillment of public telephones repair requests within 8 hours (target of 98%)	99.45	99.01	99.45	99.65	99.74	99.73	99.73	99.76	99.53	99.64	99.49	99.71

Rate of fulfillment of repair requests of public telephones installed in regions not characterized as remote or of border within 8 hours, detected for supervision system (target of 98%)	92.13	96.05	98.25	98.82	99.38	99.34	99.64	98.56	98.02	99.29	99.29	99.72
User’s access code information Targets
Rate of information of the user’s access code provided within 30 seconds (target of 98%)	98.93	98.88	98.83	98.77	98.86	98.92	98.90	98.76	98.58	98.62	98.55	98.33
Reply to user’s mail Targets
	91.55	85.56	96.53	95.48	96.16	95.34	97.73	95.17	96.90	96.19	93.11	93.93
Personal assistance to the user Targets
Rate of personal assistance to the user within 10 minutes (target of 95%)	94.13	96.72	98.01	98.30	98.95	99.45	99.23	99.10	99.32	99.37	99.67	98.84
Billing Targets
Number of bills with error complaints, in the local mode, for every 1,000 bills issued (target of 2%)	2.11	2.19	2.14	2.22	2.26	2.30	2.17	2.25	2.28	2.41	2.45	2.53
Number of bills with error complaints, in the Domestic Long-Distance mode, for every 1,000 bills issued (target of 2%)	0.00	1.72	1.98	1.78	1.87	1.78	1.57	1.84	1.86	1.89	1.52	1.79
Rate of challenged bills with credit returned to the user, referring to the local mode (target of 98%)	100	100	100	100	100	100	100	100	100	100	100	100
Rate of challenged bills with credit returned to the user, referring to the Domestic Long-Distance mode (target of 98%)	100	100	100	100	100	100	100	100	100	100	100	100
Rate of collection document delivery to the subscriber with 5 days antecedence of the expiration date (target 100%)	100	100	100	100	100	100	100	100	100	100	100	100

Network’s Modernization Targets
Local network digitalization rate (target of 95%)	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99
TOTAL NUMBER OF ACCOMPLISHED TARGETS (TARGET OF 30)	26	27	28	28	28	28	28	28	28	26	28	28

Convergence

Convergence is, without a doubt, the foremost global trend in the telecommunications sector. Convergence makes it possible to offer innovative products and services, increase client loyalty and also reduce operational costs and expenses, maximizing return on investment.

It is a process that involves offering integrated packages and new services within a single structure, as well as the need for a change in the mindset of executives and employees toward client services.

Only a convergent, flexible and modern infrastructure that supports the offer of fixed voice, mobile and data services is able to provide fast and efficient new services at affordable prices. In 2006, Brasil Telecom consolidated the convergence of its entire operation, including the organizational structure, processes, services, products and technology.

In the organizational area, the entire service provider chain, including planning, implementation, operations and service to the market came under the responsibility of the Vice President of Operations (VPO). This led to the consolidation of several areas, such as: Marketing, Commercial, Operator Relations, Information Technology, Network, Client Relations and Mobile Operations.

The launching of the mobile operation two years ago required the allocation of exclusive and dedicated structures in marketing, sales, planning and operations. Once this phase was completed in 2006 and mobile services were consolidated, this activity was integrated into the Company's structure to take advantage of the synergy between fixed and mobile operations.

Marketing activities were integrated and convergent advertising campaigns and promotions were developed, maximizing the return of these activities and strengthening Brasil Telecom’s position as the first convergent operator. Sales forces were then merged, providing the single source convenience of a single point of contact (one-stop-shop concept).

This restructuring is aligned with the worldwide telecommunications and information technology convergence movement and was completed with the merger of the infrastructure departments and the creation of two new departments: Technology and Technical Planning, responsible for developing and planning the telecommunications network evolution and providing IT solutions, and Network Management, responsible for the implementation and operation of all services.

Information Technology

Brasil Telecom believes that convergence includes, among other concepts, the unified treatment of all media such as voice, data and image on a single transmission structure based on IP, whether for fixed or mobile access, in an integrated environment combining the worlds of Telecommunications and Information Technology (IT).

The Company is aligned with international standards and also believes in the convergence of fixed and mobile telecommunication networks and IT. With this objective in mind, the Company seeks to create and promote a coherent definition suited to the single network concept with the flexibility needed to provide different services for any client, anywhere, anytime. This single network provides fully integrated and optimized services that are Brasil Telecom’s competitive advantage and also promote growth with operational efficiency.

Telecommunications clients are becoming ever more demanding and require services that add value to their activities and quality of life. A flexible and adaptable infrastructure is required with management integrated with fast and flexible Operations and Business Support Systems (OSS/BSS).

Brasil Telecom has made an important change to its planning activities to attain this level. Activities that before were previously carried out by specialized and dedicated IT, Fixed Network, Mobile Network and Service Platform teams are now under the responsibility of a single officer.

Following this change, this department is now responsible for ensuring an integrated and convergent evolution of the Company’s technology infrastructures. In other words, activities related to technology mining, solution development, network evolution planning and planning for Operation and Business Support Systems for the Company are now centralized.

Marketing

Mass Consumer Market

As a reflection of a worldwide trend, Brasil Telecom sought the most advanced technology to offer its clients a wide array of services. The Company provided integrated solutions in 2006 to meet consumer market demand for fixed and mobile telephony, domestic and international long distance and Internet services.

The following convergent promotions introduced in 2006 deserve special mention:

  The Telefone Único Promotion awards Único access points to clients who purchase a postpaid mobile plan and the Caller ID service;

  The Fale Grátis no Orelhão Promotion allows mobile clients to call for free from public telephones to Brasil Telecom fixed-line telephones on Saturdays from 4 pm to 8 pm; and

  Convergent packages that integrate fixed and mobile telephones, Turbo (fast Internet), Intelligent Services and Domestic Long Distance (LDN 14).

These offers provide convenience and savings to Brasil Telecom clients and the Company optimizes the use of its resources by investing in client loyalty.

In addition, specific promotions were launched in every market to increase sales, such as:

  Fixed telephony services with higher value-added offers (upselling) for LigMix and Super Econômico clients;

  Mobile telephony services with the “Pula-Pula Fale Ganhe” promotion;

  Domestic Long Distance, with the “Fale 7, Ganhe 7” promotion;

  International Long Distance, with the “DDI em Dobro” promotion; and

  Broadband Internet, with the “Modem Grátis” (free modem) promotion in partnership with Internet providers.

In addition to its product and service promotions, Brasil Telecom launched its first newsletter for mass consumer market clients in March 2006. This new tool, that reached its 10th issue in December, became an important channel for publicizing promotions, information on products and services, tips on savings and client relationship.

Corporate Market

In 2006, Brasil Telecom performed very well in the Corporate Market with its investments and innovations in product and service convergence. By optimizing its resources and strengthening its brand as a company that provides complete and customized solutions, Brasil Telecom presents itself as a strong group in the telecommunications market, conveying security, convenience, savings and transparency to its clients.

Faced with a highly competitive scenario, the Company chose a strategy of increasing its client base by offering innovative products, convergent packages and promotions to win back clients and increase domestic long-distance traffic.

Public Telephony Market

The public telephony market is a mature market that yields consistent results due to the growth of inter-network traffic caused by an increase in the prepaid mobile telephone base. Attractive tariffs make public telephones the main alternative for mobile telephone clients.

In this segment, Brasil Telecom’s gross revenues grew 8.8% in 2006, sustained primarily by a solid distribution policy in line with client expectations. Expanded coverage combined with recurring campaigns publicizing the advantages of public telephone use and the incentive to purchase higher value telephone cards were both equally responsible for this growth.

Government and Corporate Market

One of Brasil Telecom’s high points of 2006 was becoming the first company to provide a full range of convergent solutions for the Brazilian telecommunications market by integrating fixed and mobile telephony services, data communication, Internet and Information Technology. This is an important advantage for the corporate market in terms of cost reduction and greater efficiency in use of services.

Greater value-added solutions that are secure and completely adaptable to structures of different sizes or institutional profiles strengthen Brasil Telecom’s niche business strategy. In this sense, the Company increased its offers to vertical segments, such as city governments and the automotive industry, and introduced services tailored for the agribusiness, safety and education segments.

Based on studies and research on the main competitors in these industry chains, Brasil Telecom developed exclusive and customized solutions according to the needs of each segment. In order to better serve its new corporate clients, the Company expanded its presence in São Paulo, Rio de Janeiro, Belo Horizonte, Salvador, Recife and Fortaleza and diversified its range of services such as the Cyber Data Center. In the international market, the Company provided data communication services and products.

Cyber Data Center (CyDC)

As part of the concept of a full corporate solution provider, Brasil Telecom maintained its policy of offering data center services at its units located in Porto Alegre, Curitiba, São Paulo, Brasília, Fortaleza and Rio de Janeiro. The Cyber Data Center accounts for approximately 7% of revenues from data communication, Internet and data center services provided by the Company to its corporate clients, excluding broadband revenue.

Broadband

In 2006, Brasil Telecom focused on service quality and client relationship, obtaining high levels of satisfaction and, as a consequence, increased client loyalty, even in the face of more aggressive offers from competitors. Additionally, the Company invested to improve profitability from its broadband client base with a focus on increasing monthly average revenue per user (ARPU) and offering segmented plans customized for each one of the covered localities. As a result, Brasil Telecom exceeded its historic milestone of R$ 1 billion in gross revenue in products and 1.3 million accesses in service.

New Products and Services

Convergence

In 2006, Brasil Telecom strengthened its position as the convergence leader by launching the Telefone Único and the PABX Virtual Único, two products that are unique worldwide. Brasil Telecom’s commitment to its clients is embodied by products and services that combine practicality, convenience and the most advanced technology in the world.

Telefone Único (Single Telephone): Brasil Telecom launched in August 2006 the first telephone in the world that works both as a fixed and a mobile terminal, using GSM and Cordless Telephony Profile (CTP) technology. Brasil Telecom offers greater convenience to its clients with this product since nowadays 30% of the calls made from a mobile phone are made from home, which means a higher cost for users. Outside the home, the Telefone Único works as a cell phone. At home or at the office, the calls made from the Telefone Único use the fixed network when originating a call to the fixed network. In addition to the savings provided by this automatic selection of the lower cost network, the client enjoys the mobility of a cordless phone along with the benefits of a cell phone and a single phone agenda. This product is a part of Brasil Telecom’s strategy to protect its fixed-telephony clients.

PABX Virtual Único: Brasil Telecom’s ongoing challenge is to integrate products and services that provide convenience and high technology. To this end, the Company launched in 2006 the PABX Virtual Único that integrates mobile service with the PBX Virtual solution. Aimed at the corporate market, all the necessary equipment to control calls and typical digital PBX features are hosted on the Brasil Telecom’s Next Generation Network (NGN). Expenses related to system maintenance and technology updates are eliminated and there is a significant cost reduction in calls from fixed or mobile extensions. BrT Móvel mobile handsets work as company extensions, allowing calls to be made between fixed and mobile extensions by dialing only 5 digits even if they are at different locations. This new product also allows online management of all extensions at no additional cost.

Data Communications and Internet

In 2006, Brasil Telecom maintained its innovative approach by introducing three cutting edge solutions for the data communications market in Brazil. These three new services provide Brasil Telecom clients with a wide array of solutions focused on their needs.

The launch of the IPTV service spotlights Brasil Telecom as the first fixed-line operator in Brazil to provide broadband video service, a current trend in the most advanced markets of the world.

Also in 2006, Brasil Telecom launched the Internet Toda Hora (Internet Anytime) and the Solution Card, two new products intended to respectively meet the needs of savings and simplicity, both increasingly valued by its clients.

IPTV: The goal of IPTV is to provide video-on-demand content on ADSL connections that clients can watch on their TV. This service can be purchased through an interface designed for Brasil Telecom.

The pre-commercial phase of Brasil Telecom’s IPTV was launched in October 2006 in Brasília. The service will enter its second phase in 2007 with expanded coverage. The IPTV project is Brasil Telecom’s investment in a new platform for generating revenue on its broadband access base.

Internet Toda Hora (Internet Anytime): Internet Toda Hora is the first unlimited fixed-voice plan launched by Brasil Telecom and is targeted at the mass market. The product allows the client to access partner providers through a special dialer for the fixed price of R$ 29.90 monthly. Internet Toda Hora is currently available in the main cities of the region served by Brasil Telecom and provides companies an opportunity to increase their revenues with dial-up Internet.

Solução Card (Solution Card): The Solução Card introduces technology that interconnects companies with credit card solution providers or other types of transactions through connections in the Brasil Telecom’s Multi-Protocol Label Switching (MPLS) IP backbone. This is a unique product in Brazil, where previously the dedicated connections to these solutions required networks with X.25 technology. The Solução Card opens a new market for Brasil Telecom by allowing its current data network clients to use this type of content without needing to purchase new dedicated network connections.

Fixed Telephony

As the fixed-line operator leader in Region II, Brasil Telecom pursues convergence by investing in technology to better serve its clients. In 2006, the Company developed various telephony solutions aimed at the different types of markets where it does business. Clients from all social backgrounds, located in large urban centers or remote areas with different consumption patterns can enjoy the convenience of being able to select the best solution for their needs.

The Conta Completa (Full billing) plan ensures transparency, savings, expense control, flexibility and customization of local and long distance voice plans. This plan made clients more aware of the benefits of fixed telephony and the advantages provided by Brasil Telecom. Introduction of products such as these are part of the Company's strategy of maintaining profitability in fixed-line business.

Conta Completa (Full bill) Plan: As of November 2006, Brasil Telecom began offering its clients minute plans. Under this plan, the bill is detailed and all local calls are identified. This innovative plan allows the client who purchases the Conta Completa Plan to choose the ideal minutes packages (franquia) according to their calling patterns and better control their expenses with per-minute usage charges. Clients can also opt for plans that allow them to talk more and pay less. In the case of the Night and Weekend plans, clients can make as many local calls as they wish from 8 pm to 8 am between fixed-line Brasil Telecom telephones and all day on weekends and national holidays without using up their minutes or paying for excess minutes.

14 Simples (Simple 14) Plan: As the name implies, this plan is directed at clients who want simplicity and transparency in tariffs, without giving up savings. A single tariff, regardless of time or distance, for 30 minutes of long distance calls is provided for only R$ 6.90 monthly (net of taxes).

14 Meu Perfil (14 My Profile) Plan: Intended for high-use clients, 14 Meu Perfil Plan offers simplified billing with an intrastate tariff and another for interstate calls, day and night.

14 Minhas Cidades (14 My Cities) Plan: Aimed at clients who make calls to the same cities, Plan 14 My Cities provides great savings for night and weekend calls to three cities chosen by the client from a list of 18 options.

Rural Telephone: In order to serve all clients with products for their every need, Brasil Telecom offers the Rural Telephone for users located in areas Outside the Basic Rate Plan (Fora da area de Tarifação Básica - FATB). This product is a fixed telephone that uses Brasil Telecom’s GSM network for serving remote areas.

AICE: Special Class Individual Access (Acesso Individual de Classe Especial - AICE) is a prepaid fixed telephony product required by Anatel and introduced in July 2006. Intended for the lower-income market, this service charges a lower monthly subscription fee and provides many prepaid card options: R$ 15, R$ 20, R$ 30 and R$ 60. Calls are charged by the minute, including a tariff when the call is answered (completed call).

Mobile Telephony

Sua Empresa (Your Company) Plan: Voice plan aimed at the Corporate Market, Government and Small Office/Home Office (SOHO) clients. Under this plan, business expenses can be individually charged or shared, with cost-effective levels that range from 100 to 100,000 minutes with a guaranteed fixed monthly charge. The Sua Empresa Plan tariffs are more competitive for local calls to Brasil Telecom mobile telephones and fixed-line telephones of any operator.

Conta Light (Light Bill) Plan: Voice plan designed for consumer market customers. The minute packages (franquia) range from 50 to 2,000 minutes and include local calls to mobile Brasil Telecom telephones or to any fixed-line telephone.

Pula-Pula Fale Ganhe Promotion: The more calls clients receive, the higher the bonus amount they get under the Pula-Pula Fale Ganhe Promotion. Intended for postpaid mobile clients, the promotion awards a monthly bonus for clients to make free calls to other mobile operators. Each call minute received from another mobile operator is turned into bonus amounts to be used for local calls to other mobile carriers. This promotion is available to anyone who purchases one of the new plans: Your Company or Light Billing.

Pula-Pula Mais Card: The convergence of products and services, Brasil Telecom’s trademark, is further strengthened by the Pula-Pula Mais Card promotion for prepaid access. The promotion awards a monthly bonus of up to R$ 100 to make local calls from a mobile telephone to any fixed-line telephone or to another Brasil Telecom mobile telephone. The promotion is valid until December 2008 and also includes free local and domestic long-distance calls using operator code 14 from public telephones to Brasil Telecom fixed-lines telephones. For greater convenience when making free calls from a public payphone, the Pula-Pula Card Plus promotion client only needs to purchase the Cartão Único and call for free on Saturdays from 4 pm to 8 pm. The calls can be local or domestic long distance using the Carrier Selection Code (Código de Seleção de Prestadora - CSP) 14 as long as made to a fixed-line telephone from Brasil Telecom.

Brasil Mail: Brasil Telecom launched Brasil Mail to provide mobility to its clients through the convenience of receiving e-mail messages on their mobile telephones. The service uses Push technology where mobile telephones immediately receive e-mails sent to conventional mailboxes. In addition to allowing clients to read e-mails in a practical and secure manner, Brasil Mail synchronizes contacts, personal agenda and tasks.

Tariff Readjustments

Fixed Telephony

On July 11 and 18 of 2006, Anatel approved PSTN tariff readjustments, in compliance with the criteria and conditions established under the Local and Long-Distance Concession Contracts. As of July 14, 2006, an average readjustment of –0.42% came into effect for the Basic Local Plan, while tariffs for the Basic Domestic Long Distance Plan were reduced by an average of 2.77% on July 21.

The tariff readjustment strategy adopted for the Basic Domestic Long-Distance Plan was to cut the highest tariffs, D4 for the periods Normal (full tariff) and Diferenciado (full tariff +100%), and raise the lower tariffs, for the periods Super-Reduzido (25% of full tariff) and Reduzido (50% of full tariff). This objective of this positioning was to increase market share in segments where competition is fiercest.

Constantly striving to better serve its clients and anticipating decisions by Anatel, in November of 2006 Brasil Telecom launched a family of local plans known as Conta Completa, the Company’s first plans based on minutes. These plans offer, in addition to a package of minutes (franquia), two optional packages. The first allows the subscriber, for R$ 9.90 charged monthly, to make unlimited local calls from one Brasil Telecom fixed-line telephone to another in the evening and on weekends. The other package is the Optional Toda Hora Internet Plan. Clients who subscribe to the Conta Completa Plan receive a 22% discount on local calls to Brasil Telecom mobile telephones.

Mobile Telephony

During 2006, BrT Móvel’s plans and promotions were adjusted to close the gap in prices between Brasil Telecom and other operators. It is worth noting that despite the readjustments, BrT Móvel tariffs are very competitive and lower than most of the competition.

In line with this strategy, some plans were reevaluated and new plans were launched. The introduction of full bill stimulated the launch of new plans, readjusted to the new cost structure, or, in other words, those which encouraged intra-network traffic, for both mobile and fixed-line accesses, and maintained a net surplus in traffic to other operators.

In November 2006, the Conta Light and Sua Empresa plans were launched. They include a package of minutes for BrT Móvel mobile accesses and fixed-line accesses from any operator. The Pula-Pula promotion for these plans gives bonuses according to the number of minutes received from mobile accesses of other operator. In other words, for each minute received from outside the Brasil Telecom’s network, the client receives one minute to talk to mobile accesses from other operator. This mechanism guarantees financial equilibrium for the client and for Brasil Telecom. Another consequence of full bill, was the reduction in the discount given monthly to subscribers of Brasil Empresa and Brasil Conta on September 2006, as well as the discount in extra-network overage, which is now R$ 0.65.

Among the existing plans, the Controle Plan had its discount reduced, with monthly fees rising from R$ 29.90 to R$ 34.90 in February of 2006. In addition, the rules of the Pula-Pula promotion for new clients were changed. Now, instead of receiving the credits one month and paying the full amount the following month, paid-up clients receive a bonus equal to the amount of the package paid to be used the following month after the consumption of the minutes in the package.

Out of all the sales promotions, the greatest changes occurred with Brasil Vantagens, a range of advantages given to all Brasil Telecom Móvel clients.

The promotion Amigos Toda Hora allows the client to talk to registered telephone numbers at a lower tariff. This tariff, in August of 2006, went from R$ 0.10/minute net of taxes to a 50% discount on the normal tariff for prepaid and control plans, and to a gross tariff of R$ 0.25/minute for postpaid plans for new clients.

The Bônus Todo Mês promotion, which allowed clients to register a fixed-line telephone and receive free call time at this terminal, was cut from 50 to 25 pulses for post-paid plans, to 10 for the Control Plan and from 25 to 5 for pre-paid plans.

Finally, Bumerangue 14, a promotion where for each minute of long-distance calls made using the CSP 14 the client would receive one minute for local calls to Brasil Telecom mobile telephones, was also changed. In October, this promotion was modified for new clients of prepaid, control and post-paid plans. Prepaid plan clients will receive one minute of free local calls for each 3 minutes of calls made with CSP 14; Control plan clients will receive the same for each 2 minutes; and postpaid clients will receive the same for each minute.

Client Relationship

As a part of its business strategy, Brasil Telecom strives to rise above the competition and attain a leadership position in the telecommunications market through excellence in client relationship. In order to pursue this strategy, the Company reinforces its commitment to finding new technologies and achieving greater efficiency in its services to constantly provide its clients more comfort, mobility and quality of life.

There were approximately 200 million contacts with clients in 2006 through the Company’s various relationship channels.

Call centers

Employee development and training programs and improved service tools have enhanced call center operational indicators. The average rate of 0.37 calls per client registered in December is equivalent to the best benchmarks in the market.

Brasil Telecom is constantly investing in the modernization and expansion of its call centers to achieve greater efficiency and comfort. At the end of December 2006, there were 8,200 operators answering an average of 16.4 million calls per month. There are 5,300 workstations located in the states of Paraná, Santa Catarina, Goiás, Mato Grosso and Mato Grosso do Sul.

  teleselling channel operations management is now under the Commercial Director;

  sales operations centralized in Curitiba;

  results management by branch;

  repositioning of operators to more profitable operations;

  faster identification and seizing of sales opportunities; and

  introduction of new products, with emphasis on the ”Telefone Único,” “Conta Completa” Plan and the Long Distance Plan.

The sales centers sold 5.7 million products and services during 2006, an increase of 16% in relation to 2005, including more than 1 million fixed accesses, 400,000 ADSL accesses and 45,000 mobile accesses.

As a result of these changes, the sales centers sold more postpaid terminals (from 69% of sales in 2005 to 76% in 2006) and more GSM postpaid accesses (from 17% of sales in 2005 to 56% in 2006). Additionally, the sales of ADSL access and ADSL upselling increased by 9% and 158%, respectively.

New sales promotions and more intensive incentive campaigns have contributed to retain approximately 1.8 million product and service clients by the specialized retention centers in 2006. The results for fixed telephony are quite representative, and responsible for 1.3 million of the total retained products and services.

During 2006, R$ 512.8 million was recovered by debt collection centers, an increase of 333% in relation to 2005. The revenue recovered monthly per operator grew 89% during the year.

Directory Assistance (102)

Directory assistance requests accounted for 54.4% of total calls received by the call centers in 2006. The workstations that provide this service gave out more than 63.3 million items of information and answered 8.9 million calls per month.

Audio Response Unit (ARU)

The service provided by the Audio Response Unit was reviewed in 2006 aiming to answer the most requested services in a fast and automatic manner without the need for operator assistance. Its user interface was improved and it attained a retention rate of approximately 50% at call centers. Some of the automated services include: verifying the amount of phone bills or of the prepaid balance, changing the bill’s expiration date, requesting a second copy, consulting the Pula-Pula bonus and registering for Brasil Vantagens.

Brasil Telecom’s online services ended 2006 with approximately 798,600 registered clients, an increase of 10.4% over 2005. The Sua Conta section continued to receive the greatest number of visits, with 325,500 clients registered to receive telephone bill information via e-mail or website.

Brasil Telecom is present in all covered cities through branch stores, authorized agents, post offices, lottery stores and alternative locations such as drug stores, grocery stores and supermarkets. At the end of 2006, Brasil Telecom had 2,116 service outlets in its concession area. There was a monthly average of 85,600 clients served at branch stores, authorized agents, post offices and alternative locations. At lottery stores, 946,100 clients were served in 2006, an increase of 12% in relation to 2005.

In 2006, 534,200 e-mails were received and answered by specialists, who are exclusively dedicated to the Internet. This number of e-mails represents a 93.5% increase in comparison to the amount received in 2005. In July 2006, as part of its search for innovation and comfort for its clients, Brasil Telecom launched the e-billing service for its mobile operation where the monthly bill is sent by e-mail.

Throughout the year, Brasil Telecom received 101,200 letters from clients regarding the various services provided by the Company. The Client Solutions Center answered all of them within the shortest time possible.

Operational Performance

Fixed Telephony

Indicators – Fixed-Line Network

NETWORK	2006	2005	2004	2003

Lines Installed (in thousands)	10,423	10,816	10,737	10,687
Lines in Service – LES (in thousands)	8,418	9,560	9,503	9,851
Average Lines in Service – LMES (in thousands)	8,989	9,532	9,677	9,658
LIS/100 Inhabitants	19.4	22.3	22.4	23.4
Utilization Rate	80.8%	88.4%	88.5%	92.2%
Digitalization Rate	100%	100.0%	99.7%	99.0%

At the end of 2006, the Brasil Telecom network had 10.4 million lines installed, of which 8.4 million were in service. In the third quarter of 2006, in line with the Company’s strategy of minimizing the erosion of fixed lines, Brasil Telecom adopted stricter measures in its collection and charging policy, seeking to improve its subscriber base. These measures were focused on lines that were blocked and generated no revenue, resulting in the cancellation of 786,700 lines during the second semester. There are no negative effects on revenue due to the cancellations in 2006, since these clients had not been generating traffic for a few months.

Mobile Telephony

BrT Móvel reached 3.4 million accesses by the end of 2006, a net addition of 1,163,900 accesses in 2006, surpassing by 76.8 thousand accesses the 3.3 million accesses target established for the end of the year. As a result, at the end of 2006, BrT Móvel’s subscriber base was 52.6% higher than 2005.

BrT Móvel market share in Region II rose by 3.4% over the year to 12.1% in December 2006. The mix of postpaid clients reached 29.4% at the end of December 2006, above the market average.

Client Base Evolution – Mobile Telephony

(in thousands)

Data Transmission

In 2006, Brasil Telecom added 303,800 broadband accesses to its plant, amounting to 1,317,700 accesses by the end of the year, an increase of 30.0% compared to 2005. Broadband access is fundamental to Brasil Telecom’s strategy, as its importance for value generation and for the supply of new convergent services. Broadband connections represented 15.7% of the Brasil Telecom’s plant in service at the end of 2006, compared to 10.6% in 2005. The Company also observed a growth in data transmission services for the corporate market throughout 2006.

ADSL Accesses in Service

(in thousands)

Consolidated Financial Performance

Gross Revenue

In 2006, consolidated gross operating revenue amounted to R$ 15,111.3 million, a 2.9% increase in comparison to 2005. The revenue increase of R$ 424.1 million was principally due to an expansion of the broadband accesses in service and in the mobile service subscriber base.

Fixed-line

Consolidated revenue from local service amounted to R$ 6,929 million in 2006, a reduction of 4.1% compared to 2005. Consolidated revenue for long distance service amounted to R$ 2,770.1 million in 2006, a 7.4% decrease in relation to 2005. The fall in local and long distance revenue is a reflection of the reduction in traffic caused by the growth in ADSL connections and migration of calls from fixed to mobile voice.

Consolidated revenue for interconnection totaled R$ 442.1 million in 2006, a decrease of 30.2% compared to 2005, the result of a 19.1% interconnection tariff reduction in January 2006 and the recovery of revenues from the use of the network by other telephone operators.

Consolidated revenue from public telephone service reached R$ 540.6 million, representing 3.6% of gross revenue in 2006. In 2006, revenue from public telephone service grew by 8.8%, a result of publicity campaigns touting the advantages of using public telephones and of incentives offered for the purchase of higher value telephone cards.

Data Communication

The data communication segment and other services generated consolidated operating revenue of R$ 2,366.8 million in 2006, representing an increase of 23.0% over 2005. Revenue from ADSL amounted to R$ 288.9 million in 2006, representing 44.5% of data communication revenues. Also noteworthy is the growth of network formation services (Interlan, Vetor, Serviço Plus and ATM).

Mobile

In 2006, BrT Móvel contributed with gross revenues of R$ 1,323.3 million, an increase of 80.7% compared to the previous year, the result of an increase in the portfolio of clients and the effect of new full bill regulation from Anatel.

Net revenue amounted to R$ 10,296.7 million in 2006, surpassing by 1.6% that obtained in 2005.

Costs and operating expenses

In 2006, Brasil Telecom focused on cost and expenditure contingency planning including: centralization of Network Management Centers, renegotiation of contracts, centralization of call center structure, redesign of IT operational model and unification of the marketing and sales structures. The results of these activities began appearing in the second semester of 2006. Operating costs and expenses, excluding depreciation and amortization amounted to R$ 6,802.7 million in 2006, a decrease of 8.4% in relation to 2005. Operating cost and expenses in 2006 represented 45.0% of gross revenues, compared to 50.6% in 2005.

Personnel costs and expenses, including management remuneration and employee profit sharing, amounted to R$ 666.5 million, an increase of 5.0% over 2005 due to collective bargaining and severance costs generated by the reduction of Brasil Telecom’s work force.

Interconnection costs totaled R$ 2.114,9 million, representing 31.1% of operating costs and expenses, excluding depreciation and amortization in 2006. As compared to 2005, interconnection costs decreased by 7.1%, justified by the growth of mobile operations economies of scale, partially offset by the introduction of full bill in June 2006.

In 2006, the costs and expenses of subcontracted services, excluding advertising and marketing, totaled R$ 2,232.2 million. This is equivalent to 14.8% of gross revenues, compared to 15.1% in 2005.

Expenditures on advertising and marketing totaled R$ 149.1 million in 2006, a reduction of 35.9% compared to 2005.

Doubtful accounts totaled R$ 384.3 million in 2006, 14.5% below the R$ 449.3 million recorded the previous year. In other words, doubtful accounts represented 2.5% of gross revenue in 2006, compared to 3.1% in 2005.

Provisions for contingency totaled R$ 488.1 million in 2006, compared to R$ 482.5 million in the previous year, due to a re-evaluation of tax and legal contingencies.

EBITDA

In 2006, Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) totaled R$ 3,493.9 million, 29.0% higher than the amount of R$ 2,709.4 million recorded in 2005. EBITDA margin amounted to 33.9% in 2006, as compared to 26.7% in 2005. This result was influenced by an increase in revenues, mainly in data transmission and mobile segments, and by a reduction in operating costs and expenses during 2006.

Financial result

Brasil Telecom recorded a negative consolidated financial result of R$610.0 million, which included R$ 803.4 million in revenue, R$ 885.8 million in expenses and R$ 527.6 million in Interest on Own Capital (Juros sobre Capital Próprio - JSCP). In 2005, the Company recorded a negative consolidated financial result of R$ 1,161.9 million, which included R$ 850.5 million in revenue, R$ 1,237.9 million in expenses and R$ 774.5 million in Interest on Own Capital.

Net earnings

In 2006, Brasil Telecom registered a net profit of R$ 470.4 million, reversing the loss of R$ 29.6 million obtained in the previous year.

Investments

The Group invested R$ 1,451.1 million in 2006, compared to R$ 1,935.3 million in 2005. The ratio of CAPEX and net revenue in 2006 reached 14.1%, a 5.0 p.p. reduction in comparison to 2005. The 25.0% reduction in investment in relation to 2005 is explained by the postponement and reduction of projected regulatory obligations and investments not linked to revenue growth, renegotiation of supply contracts with the centralization of yearly purchasing and the introduction of reverse auctions.

In 2006, investments in mobile and fixed telephony amounted to R$ 281.5 million and R$ 1,169.5 million, respectively.

Indebtedness

At the end of 2006, consolidated net debt totaled R$ 1,311.8 million, a reduction of R$ 643.5 million as compared to 2005. Of total debt, R$ 488.3 million was denominated in dollars, R$ 185.9 million in currency basket and R$ 351.8 million in yen, where 53.2% was hedged from exchange rate risk, resulting in a total debt exposure of 9.7% .

At the end of the year, total debt amounted to R$ 5,375.2 million, the accumulated cost of which was 12.0%, or 79.6% of the Domestic Interbank Rate in 2006.

The net debt/shareholder’s equity ratio amounted to 24.7% at the end of 2006, as compared to 37.3% at the end of 2005. In 2006, Brasil Telecom’s shareholder’s equity was reduced by Interest on Own Capital credits, which totaled R$ 413.4 million, and provisioned additional dividends of R$ 36.6 million.

Accounts Receivable Management

Revenue Protection Initiatives

In 2006, Brasil Telecom expanded its focus on Revenue Protection, intensifying activities that reduce levels of fraud found in interconnection expenditures, increasing revenue by raising the levels of recovery throughout the chain and reducing fraud levels in public telephony, with the introduction of the anti-fraud supervision system.

The results of these activities improved performance by 24% compared to 2005, and generated more than R$ 260 million for the Company.

RA Turbo: Revenue Cycle Efficiency

In 2006, Brasil Telecom initiated the RA Turbo project, whose definitive introduction is forecast for 2008. The objective of the project is to monitor the revenue chain, from collection to final accounting, in an automatic and proactive manner, using a system of warnings.

Among the main products resulting from the introduction of the project, designed to improve operational efficiency, is the optimization of waiting lines and unified system updates and the sequential identification of tickets.

Co-billing Efficiency

The objective of the Co-billing Efficiency project is to optimize collection of telephone services charged in the bill of other operators and with the use of CSP 14.

The increase in efficiency over 2006 was the result of the introduction of the Loss Reduction Program for rejection, claims, fraud and non-payment, which saved the Company R$ 8 million.

Corporate Revenue Management Information System

The increase of competitiveness in the Brazilian telecommunications market has led Brasil Telecom to enhance its corporate revenue management information system. Projected for completion in 2007, the new model will allow early identification of revenue opportunities so as to contribute to the process of reducing revenue evasion, inherent to this industry.

Default Management

During 2006, Brasil Telecom adapted its Default Management model to its collection strategy by leveraging its branches and various collection channels. This remodeling increased recovery levels and reduced accounts receivable that were at risk to improve solvency, which reduced the average time period for payment of receivables.

An intensification of these solvency leveraging activities was the result of the introduction of the co-billing collection model, customer service customization by market segment and strengthening of outsourced collection activities.

Brasil Telecom S.A.

The new Accounts Receivable Management model improved the debt profile of clients considerably in 2006, increasing recovery volume by 17.2% over the year.

The improved performance in solvency is reflected in a R$ 51.6 million reduction in Brasil Telecom S.A.’s overdue accounts receivable between December 2005 and December 2006.

BrT Móvel

At BrT Móvel, the objective was to maintain its client base and fight insolvency. To achieve this, installment payment policies were modified for mobile access, by adjusting the plans to the client’s consumption profile and lengthening the payment period.

Supply Management

In 2006, Supply contracts were renegotiated to reduce operating costs, expenses and investments. The process was initiated at the end of 2005 and started with a broad analysis of the Company’s purchasing strategies.

The first step was to segment the purchase volume (approximately R$ 4.5 billion per year) into “purchase categories” with similar supply characteristics, in an effort to:

  define the contract review process sequence, beginning with the broadest categories;

  reorganize purchasing, based on “category management,” enabling the specialization of cells of buyers in purchase processes with the same characteristics; and

  enable the simultaneous orchestration of large purchase categories and the definition of specific business strategies for each category and subcategory.

Prioritizing this contract review process was fundamental to the gains made in 2006, since, with over 1,500 active suppliers, 1,600 active contracts and a structure that processes over 2,500 purchase orders a year, the renegotiation process was like “going to war.”

Every major category was submitted to fierce competition or contract renegotiation, including: fixed, mobile and data network equipment; operation and maintenance of internal and external telecommunications networks; call center operations; purchasing of merchandise for resale (handsets and telephone cards), IT operations (from software maintenance services to the purchase of hardware), advertising agencies and marketing services in general; telephone bill printing; various administrative services (security, housekeeping and building maintenance).

A few of the most noteworthy strategies employed:

  fewer broad service category suppliers in an effort to achieve economies of scale and inject more competition into the open bidding processes. In the contract review process for operation and maintenance of external network, the largest purchasing and services category, the number of companies fell from 7 to 4;

  bundling of service and equipment purchases to achieve negotiation synergies with suppliers;

  concentrate sales volume by drastically reducing the number of purchase events a year, increasing attractiveness and competition amongst suppliers;

  develop swap projects for installed equipment, fostering competition in network upgrade projects;

  review the outsourcing model in large departments of the Company. In the operation of software factories and IT maintenance, for example, the redesign introduced by the department resulted in a steep reduction in suppliers (from 45 to just 15), reducing complexity and generating economies of scale;

  hold aggressive reverse auctions over the Internet, even in the purchase of non- commoditized services and equipment.

In addition to guiding the contract renegotiation process, a measure adopted by the Company, which has had great impact on reducing the amounts purchased was the creation of the Purchasing and Investments Committee, comprised of executive management members, who evaluate purchase requests above R$ 1.0 million on a weekly basis. In these weekly meetings, purchase requests must be justified to the Committee, which oftentimes includes the presence of the Company’s CEO, because any given purchase cannot be eliminated, postponed or reduced. This measure, in addition to establishing limits to the total amount of various contracts and effectively reducing volumes purchased, introduced cost cutting practices that can be felt in every department of the Company, creating a healthy frugal mentality.

The management of Brasil Telecom believes that the restructuring process as guided by the Supply Department was a success. It generated not only a significant reduction in investments and costs, but also consolidated the Management’s vision about the importance of supply management in financial results throughout the Company and its suppliers.

Corporate Governance

Faced with this new reality, where information is available to so many people at such a high speed, companies need to establish new standards of conduct and communication with interested parties. Brasil Telecom put into action in 2006 a set of measures to expand its corporate governance practices based on four pillars: transparency, ethics, equity and accountability.

The first step in this process was the creation of the Corporate Governance Board in December 2005, whose main objective is to build a governance system that, regardless of stockholder control, would be transparent in releasing information to the financial market, supporting the Company's sustainable growth as well as contributing to the development of the communities where it operates.

In order to establish the idea of governance, tangible measures needed to be undertaken to prove to stockholders, suppliers, employees, clients and the community in general that the Company is in fact committed to transparency in its processes and accountable for all its actions, operating in an ethical manner and treating its stockholders in a equitable and fair manner. The concept of sustainability guides all actions. For Brasil Telecom, sustainability means creating a company with the means to promote continuous growth in a responsible manner.

Throughout 2006 numerous activities became part of the Company’s daily life. The issue of transparency was addressed in-house and externally. Within Brasil Telecom, transparency and equity in management and in the decision-making process are evident at various important management tools, which include: the Hotline, the Open Channel with the President and the Ethics Channel, the structure of the Board of Director and Fiscal Council that includes independent external advisors, and the Governance Portal.

The main initiative in ethics was to set an anti-corruption policy by developing Codes of Ethics and Conduct, the Purchasing Committee, as well as adopting procedures for SOx certification.

Code of Ethics

Created in 2006, the objective of the BT Code of Ethics is to formalize the ethical standards defined by Brasil Telecom for its internal public audience to reduce value conflicts that may occur during the performance of duties. This initiative is part of the Company’s mission to act with transparency, according to the moral and ethical principles of its strategic audiences.

Guidelines were established in the BT Code of Ethics to be followed by all hierarchical levels in the Company in their relations with clients, suppliers, service providers, authorized agents, investors, shareholders, governments, regulatory agencies, media, community, environment, labor unions and the other companies in the industry.

Discussions on the subject were carried out by groups of ten representatives from each one of the Brasil Telecom branches. The other guiding factor was the survey conducted throughout the year to decide which ethical values would be included in the code. Once these discussions were concluded, the BT Code of Ethics was drafted and sent to all employees. They signed an acknowledgement form and a statement of absence of conflict of interest with the rules, which were introduced on June 19, 2006.

The content of the document was disseminated through talks and meetings at headquarters and branches, as well as spread by employees who participated in the process representing their respective departments.

The rules determine that all employees must have an egalitarian and fair attitude (any type of discrimination on the basis of race, sex, origin, age, religion or physical condition is forbidden), use the Company’s resources in a rational manner and follow the information security policy, as well as other policies.

By creating this code, Brasil Telecom makes a commitment to interact and disclose information to the market according to good corporate governance practices. The BT Code of Ethics created an Ethics Committee in charge of introducing an ethical culture and deciding on controversial and unclear issues. The committee is formed by the CEO and other Executive Board directors.

Code of Corporate Conduct

Brasil Telecom created the Code of Corporate Conduct in 2006 with the goal of establishing ethical parameters for the Company's buyers, as well as for its suppliers, reducing the potential for corruption in the purchasing process for materials and services. The Board of Supplies, in partnership with the Corporate Governance Board, developed two versions: one for in-house guidance and the other for its suppliers.

Code of Conduct - Employees

The document establishes parameters and rules to guide the relationship between all Company buyers and its suppliers. One of the rules states that employees are prohibited from accepting any type of gratification, favor, present or gift (valued over R$ 100) or in taking part in lunches or events promoted by the companies with which they are negotiating. If a rule is not followed, the employee’s conduct shall be reviewed and subject to disciplinary measures by the Ethics Committee.

Code of Conduct - Suppliers

In order to ensure performance based on ethics and transparency, Brasil Telecom also requests that all its suppliers follow the rules contained in the Code of Conduct. Non-compliance with these rules will be investigated by the Ethics Committee and may lead to termination of contract.

Corporate Anti-Corruption Policy

In addition to the Codes of Conduct and Ethics, other anti-corruption tools and procedures were introduced:

  Hot line: Employees can report irregularities, illegalities or frauds in the Company’s operations. The contact is made anonymously over a Confidential Line with a 0800 code;

  Open Channel: By means of a letter or e-mail, employees of all hierarchical levels in the Company keep direct contact with the CEO, and may report irregularities, complaints or make suggestions. All correspondence is answered personally by the CEO. The purpose is to eliminate filters so that the CEO may learn what is happening in the employees’ daily routines and take measures to solve problems. Among the hundreds of letters received through the Open Channel in 2006, more than 18% were forwarded to directors of the departments involved and another 63% led to corrective measures. One of the consequences of this exchange of information was the overhaul of the Program for Internal Opportunities (POI), policy for positions, compensation and leadership training; and

  Purchasing Process Segmentation: At Brasil Telecom, the purchasing process for materials or services is fully segmented to eliminate potential fraud or unethical behavior in the process.
Independent Auditors

Under the terms of Ruling CVM nº 381/03, Brasil Telecom Participações S.A. regularly submits the fees and types of services to be provided by independent auditors for approval by the Company's Board of Directors. The policy for hiring services fulfills the principles that safeguard the independence of the auditor, according to international criteria, which are as follows: the auditor must not audit his own work nor carry out managerial responsibilities for his client nor promote the interests of his client.

During the 2006 fiscal year, in addition to external auditing services, Deloitte Touche Tohmatsu Independent Auditors was hired to analyze the fiscal aspects related to the study developed by Management in relation to the reduction of the number of Brasil Telecom subsidiaries. The total fee for these services was R$ 167,400, which accounts for 6% of auditing fees.

Board of Directors

Brasil Telecom Participações S.A.'s Board of Directors is comprised of six members and an equal number of substitutes. They meet ordinarily every two calendar months and extraordinarily upon summons made by the Chairman or by two board members, with an advance notice of at least ten days, and decide by majority of votes, as long as a quorum is present. Although board meetings are normally held every two months at least one meeting was held each month for a total of 18 in 2006.

In order to ease the work of the Board of Directors, an annual schedule of meetings was introduced, approved by the board members at the end of the previous year and updated in the middle of the current year. The summons follows established deadlines and rules.

The annual schedule of meetings contains the logical sequence of subjects decided throughout the year. Complex topics are presented and debated in stages so the board members may participate in the decision-making process from the preliminary stages and avoid accumulations that may impair full understanding of topics and the quality of the decision.

Specific deadlines are followed so that the topics can be addressed by the Board of Directors. The format for proposals must be clearly defined, as should the information to be presented, in a manner so members may have the necessary conditions to make a decision on the topics to be discussed. The members assess the various aspects of the Board of Directors meeting and suggest measures to increase the efficiency of the decision-making process.

Number of Board of Directors Meetings in 2006: 18

Fiscal Council

The Fiscal Council of Brasil Telecom Participações is responsible for overseeing the Company’s management and is composed of three members and an equal number of substitutes, and decides by an absolute majority of votes.

The Company’s By-Laws provides for quarterly meetings, but was changed to monthly in 2006. This reflects the Company’s proactive stance, a result of the responsibilities taken on by the Fiscal Council at the end of 2005.

Number of Fiscal Council Meetings in 2006: 19

Internal Bylaws

The Internal Bylaws are a set of rules and legal principles that define the activities of the Fiscal Council of Brasil Telecom Participações S.A. when performing its legal and statutory duties, in order to comply with Brazilian legislation and maintain the Company's listing on the NYSE.

Independent Advisors

For the sake of transparency, the Brasil Telecom councils are comprised of external independent advisors who do not have any connection with the Company. This distance provides advisors with better conditions to oversee situations of conflict within the Company. The advisors come from diverse professional backgrounds and have extensive professional experience. They are chosen for their ability to make decisions that strengthen the Company’s sustainability.

Advisor Training Program

Faced with the diversity of its advisors’ professional backgrounds, Brasil Telecom realized the need for creating training courses on telecommunications for all members. Continuing education courses and programs are available at the Governance Portal, listed by topics or stages, such as “Brasil Telecom and the Lines of Business,” “Fundamental Principles of Telecommunications,” “Basic Concepts of Regulation" "Corporate Governance at Brasil Telecom," subjects offered during 2006.

The topics, suggested by the Council members themselves, are taught both as classroom training programs, such as the workshop on “Main Telecom Trends in Brazil and the World,” and online courses.

Corporate Governance Portal

The Corporate Governance Portal was created in response to the Company’s need to foster greater agility in the decision-making process. Relevant information is provided with enough advance notice so advisors may come fully prepared to the meetings.

The portal serves the Board of Director and Fiscal Council of Brasil Telecom Participações S.A. and Brasil Telecom S.A. and may be accessed from anywhere on the Internet by entering individual advisor passwords. The content provides information for simple disclosure, topics for discussion and sources for research. The portal includes minutes from all the meetings, as well as all the documents that were used by the councils in all Company decisions. The portal has added agility, practicality and content quality to the advisors’ mission.

Internal Controls and Audits

The process of compliance with SOx was a great learning experience for Brasil Telecom and changed its outlook on its internal control structure. In 2006, enhancements were introduced to its corporate processes with the goal of increasing the efficacy of internal controls, especially those related to the development of financial statements and information reliability and integrity.

The Company’s Management created a set of procedures and evaluated its effectiveness based on the best practices for internal controls, such as the criteria from the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In 2006, Brasil Telecom conducted a full assessment of its main corporate processes and business units, maintaining an ongoing risk assessment process through preventive measures by the Internal Audit and Audit Committee (a function carried out by the Fiscal Council). The Company also developed an evaluation procedure for new processes and controls by maintaining verification through external audits in order to confirm the maturity and effectiveness of activities.

Moreover, in order to ensure greater independence of the Internal Audit Board, their responsibilities are now linked to the Board of Directors, which has approved the creation of a Special Services Audit Management, under the same Board, to deal with subjects related to the hotline, investigating and controlling reports on attitudes or practices that jeopardize the accuracy of accounting issues, information and internal control quality.

The team of Brasil Telecom internal auditors is currently in the process of being certified as Certified Internal Auditors (CIA) and in Certification Control Self-Assessment (CCSA) by the Institute of Internal Auditors (IAA) and strive to follow the best practices for professional internal and control auditors.

Board Committees

Brasil Telecom began in 2006 a process to make its operations increasingly transparent. Committees are a tool that allows for better reflection in the decision-making process. Brasil Telecom is preparing to create new committees in 2007, following the lead of the Investment and Purchasing Committee and the Ethics Committee.

Purchasing Committee

The Purchasing Committee is aligned with the principles of Corporate Governance and is an important initiative created to promote cost reduction within the Company by encouraging the rationalization of resources. Purchases are only made following assessment by a group of directors. Every purchase request over the amount of R$ 1 million is submitted for the Committee’s approval. The Committee requests confirmation that the products or services to be purchased are really needed and cannot be postponed. The price also needs to proven to be the lowest possible. The directors have the final word on the purchase, even if all questions are satisfactorily answered.

Bovespa Level 1

Brasil Telecom is the only company in the telecommunications industry to join Bovespa's Corporate Governance Level 1 category, which took place in May 2002. The Company has made a commitment to ensure the quality and consistency of its information, transparency and promptness of its answers to the market, in compliance with all legal and regulatory requirements. This is a strategic position, since it is in line with the Company’s policy of transparency, ethics, equity and accountability.

Shareholders' General Meeting

According to the Corporate By-laws, the Shareholders’ General Meeting is the Company’s highest body with authority to decide on all issues related to the corporate objective and take any measure deemed necessary to defend and develop them. The Brasil Telecom Participações S.A. general meetings are summoned by the Chairman of the Board of Directors with at least 15 days advance notice for the first call and ten days for the second call.

The General Meeting meets ordinarily in the first four months following the closing of each fiscal year to: (i) examine, debate and vote on the financial statements; (ii) decide on the allocation of the fiscal year's net profit and the distribution of dividends; and (iii) elect the members of the Fiscal Council and, if applicable, the Board of Directors. The General Meeting meets extraordinarily whenever in the best interests of the Company.

Shareholder Compensation Policy

The Brasil Telecom shareholders are compensated with dividends or interest on own capital in the amount of 25% of the adjusted net profit according to Law 6404/76 and the Corporate Bylaws. The Corporate Bylaws guarantee priority to preferred stock in the distribution of minimum non-cumulative dividends equal to 3% of the net equity of each share, whenever the dividend calculated according to this principle exceeds the dividend value of 6% of the capital per share.

The Company has adopted the procedure of compensating its ordinary and preferred shareholders in an equitable manner, ensuring a minimum compensation equivalent to 3% of the net equity of each share.

Dividends and Interest On Own Capital

Fiscal Yr.	Type	Credit in accounting records	Shareholding position basedate	Payment	Gross Amount (R$/lot of 1,000 shares)	Net Amount (R$/lot of 1,000 shares)
2006	JSCP	6/30/2006	7/11/2006	To be decided at OGM	0.511188752	0.434510439
2006	JSCP	12/29/2006	12/27/2006	To be decided at OGM	0.629261492	0.534872268

The dividends provisioned by the Company are included in the proposal to be submitted to approval at the General Stockholders’ Meeting.

Stock Market

Bovespa turned in a positive performance for 2006. Ibovespa (Bovespa Index) ended the year at 44,474 points, an increase of 32.9% compared to 2005, a reflection of economic growth, political stability, improved perception by foreign investors toward Brazil and the market’s confidence in the economic policy of the Brazilian government. Total volume traded on Bovespa grew 49.3% in 2006 to R$ 598.9 billion.

Brasil Telecom Participações S.A.’s voting (BRTP3) and preferred (BRTP4) shares ended 2006 quoted at R$ 35.00 and R$ 18.31 per 1,000 shares, respectively. Financial volume traded during the year in the Brasil Telecom Participações S.A.’s voting shares amounted to R$ 1.5 billion, while the volume traded in the preferred shares totaled R$ 1.9 billion.

The Dow Jones rose 2.0% in 2006 to 12,463 points. Brasil Telecom Participações S.A. ADRs (BRP) closed the year at US$ 42.69. The financial volume traded in Brasil Telecom Participações S.A. ADRs amounted to US$ 2.3 billion.

Share Quote Evolution

	Closing Price 31/12/2006	In December	In 12 months	In 24 months	In 36 months

Voting Shares (BRTP3) (R$/1,000)	35.00	7.6%	52.0%	50.2%	122.8%
Preferred Shares (BRTP4) (R$/1,000)	18.31	15.7%	13.2%	12.7%	5.7%
ADR (BRP) (US$/ADR)	42.69	16.7%	17.7%	30.4%	35.4%
Ibovespa (points)	44,473.71	6.1%	32.9%	69.8%	100.0%
Itel (points)	1,053.38	4.1%	10.7%	14.6%	18.7%
IGC (points)	5,169.65	7.2%	41.3%	103.1%	180.1%
Dow Jones (points)	12,463.15	2.0%	16.3%	15.6%	19.2%

Social Report

Brasil Telecom sponsors social, cultural and sports projects. It is a way a giving back to the country and its citizens for the results achieved by the Company. In 2006, R$ 10.0 million were invested in 41 social projects, 50 cultural projects and over 40 athletes.

Social Programs

To contribute to sustainable development in the community, the Company created the Brasil Telecom Social Sponsorship Program (Programa Brasil Telecom de Apoio a Projetos Sociais) to sponsor educational and health projects for children, youth and even teachers to fight poverty and social exclusion, reduce illiteracy in Brazil, promote digital inclusion and citizenship.

Cultural Projects

Since its inception, Brasil Telecom has been committed to supporting cultural development in Brazil. The Company launched the Brasil Telecom Cultural Support (Brasil Telecom de Estímulo à Cultura) Program to support cultural projects, but, above all, to strengthen ties with the community.

The objective of the program is to discover new talents, decentralize culture and popularize access to art.

Sports Projects

Through sport, Brasil Telecom does important social work in bringing along new talents in the region where the Company operates. More than 40 athletes in Olympic sports are sponsored by the Company—athletics, volleyball and sailing—who don the Brasil Telecom brand, in addition to other important events on the world sporting calendar.

Robert Scheidt, eight-time Laser world sailing champion, who recently finished 2nd in the Star Class World Championship, is one of the athletes sponsored by Brasil Telecom. Mr. Scheidt is a sporting personality, who is recognized for his professionalism and leadership, a quality he shares with Brasil Telecom.

Another important sports project is the Brasil Telecom Women’s Volleyball team, led by Olympic medalist Renan dal Zotto. The team finished 6th in the last Brazilian Super League and with a view to promoting the Company’s sports initiatives and reach out to society, the team participated in the Brasil Telecom Volleyball Tournament, a Brasil Telecom sponsored event for regional volleyball teams and volleyball clinics for children and teens from underprivileged communities.

In athletics, the Brasil Telecom Athletics Team is renowned for its men’s 4 x 100m sprint relay team which won a silver medal at the Sydney Olympics, a gold medal at the Pan-American Games in 2003, and was a finalist in the Athens Olympics. Brasil Telecom also sponsored two paralympic athletes, including André Ramos, a visually disabled athlete who won two medals in athletics (one gold and one silver).

For the fifth consecutive year, the Ironman Brasil Telecom, a long distance triathlon, was sponsored by Brasil Telecom. The first stage in Latin American was held in Florianópolis, in May. Each year the number of participants increases: in 2006, 39 countries were represented by 1,192 athletes.

Employee Profile

Brasil Telecom ended the year with 5,835 in-house employees, a reduction of 15.1% as compared to last year. Throughout the year 756 employees were hired and 1,793 let go.

Number of Employees per Company

Company	2006	2005	Variation

Brasil Telecom S.A.	4,742	5,338	-11.2%
BrT Móvel	636	1,069	-40.5%
Internet Group	344	334	3.0%
BrT GlobeNet	25	23	8.7%
BrT Comunicação Multimídia	86	100	-14.0%
Vant	2	8	-75.0%

Total	5,835	6,872	-15.1%

Number of Employees per Function

Function	2006	2005	Variation

Sales	2,173	2,623	-17.2%
Marketing and Sales	2,069	2,178	-5.0%
Client Relations	104	445	-76.6%
Network	1,978	2,321	-14.8%
Expansion	479	534	-10.3%
Operation	1,499	1,787	-16.1%
Information Technology	358	485	-26.2%
General and Administration	1,208	1,337	-9.6%
Authorized Agents	118	106	11.3%

Total	5,835	6,872	-15.1%

Age Bracket Distribution

Age Bracket	2006	%	2005	%	Variation

Up to 22 years	179	3.1%	266	3.9%	-0.8%
23 - 27 years	1.017	17.4%	1.341	19.5%	-2.1%
28 - 32 years	1.323	22.7%	1.460	21.2%	1.5%
33 - 37 years	992	17.0%	1.098	16.0%	1.0%
38 - 42 years	756	13.0%	876	12.7%	0.3%
43 - 47 years	693	11.9%	839	12.2%	-0.3%
48 - 52 years	619	10.6%	713	10.4%	0.2%
53 - 57 years	220	3.8%	242	3.5%	0.3%
Over 58 years	36	0.6%	37	0.5%	0.1%

Total	5,835	100.0%	6,872	100.0%	-

Average		36.5 years		36.1 years

Length of Service Distribution

Length of Service	2006	%	2005	%	Variation

Up to 2 years	2.282	39.1%	2.687	39.1%	0.0%
3 - 5 years	901	15.4%	1.284	18.7%	-3.3%
6 - 10 years	971	16.6%	782	11.4%	5.2%
11 - 15 years	371	6.4%	460	6.7%	-0.3%
16 - 20 years	371	6.4%	479	7.0%	-0.4%
21 - 25 years	315	5.4%	472	6.9%	-1.5%
26 - 30 years	510	8.7%	581	8.5%	0.2%
Over 31 years	114	2.0%	127	1.8%	0.2%

Total	5,835	100,0%	6,872	100,0%	-

Average		9 years		8.9 years

Gender Distribution

Gender	2006	%	2005	%	Variation

Male	3,929	67.3%	4,555	66.3%	1.0%
Female	1,906	32.7%	2,317	33.7%	-1.0%

Total	5,835	100.0%	6,872	100.0%	-

Formal Education Distribution

Educational level	2006	%	2005	%	Relative Variation

Incomplete Primary Education	18	0.3%	22	0.3%	0.0%
Complete Primary Education	20	0.3%	25	0.4%	-0.1%
Incomplete Secondary Education	46	0.8%	51	0.7%	0.1%
Complete Secondary Education	911	15.6%	1,347	19.6%	-4.0%
Incomplete College Education	982	16.8%	1,269	18.5%	-1.7%
Complete College Education	2.802	48.0%	3,113	45.3%	2.7%
Specialization	923	15.8%	926	13.5%	2.3%
Master’s/Doctorate/Post-doctoral studies	133	2.3%	119	1.7%	0.6%

Total	5,835	100.0%	6,872	100.0%	-

Outsourcing

The companies that provide services for Brasil Telecom, in call centers, maintenance and operation of the internal and external facilities, housekeeping, corporate security and information systems maintenance, employed 31,694 at the end of 2006.

Human Resources Policy

Before introducing changes to management, Brasil Telecom established a series of training and support policies for employees. The Company invested in management improvements, beginning with a broad strategic plan, translating this into goals to build an ethical culture and enhance control in areas of risk. To fine-tune these enhancements, the Company carried out a review of their critical policies and formalized management tools.

Formalization of Internal Processes

In 2006, Brasil Telecom introduced the integration project in the many departments that work with modeling, review, enhancement and documentation of processes. The focus of the work, which preserved the diversity of functions, was to integrate the knowledge and collection of information by defining and developing methodology, introducing unique tools and providing necessary training.

Electronic Document Management

To facilitate access to the necessary documentation to perform duties, Brasil Telecom revamped its storage system of normative instruments, the Electronic Document Manager (EDM). In 2007, EDM will be endowed with a higher capacity to search and recover documents, with user friendly navigation and easy access through the creation of kits, compilation of references and links, access to previous versions of documents, among other advantages.

Occupational Safety

Concern with the health and safety of workers is translated into concrete action at Brasil Telecom. In 2006, the team responsible for occupational safety fine-tuned Company processes and procedures in Company units and disseminated these improvements to service providers.

Among the most important measures taken are:
  monthly presentation of proof of legal obligations in “Health, Safety and Environment” of the service providers;

  e-learning course to train and keep personnel up to date in Defensive Driving in all company units, with a total of 1,402 participants; a review of projects and introduction of the “Detection, Alarm and Fire Fighting System”;

  internal audits, carried out by the Health, Safety, Environment (SSM) team, evaluating the legal aspects of occupational health, worker safety and environmental conservation, inspection of 100% of the safety equipment in the vehicle fleet;

  increased field inspections for service providers – internal and external facilities, call center and administrative services – and development and oversight of the “Health, Safety and Environment Plan”;

  ergonomic analysis, performed by the SSM team to check working conditions with respect to noise, furniture, lighting, equipment, etc.
Employee Development Programs

In a continuing effort to promote professional development and keep employees up to date and encourage outstanding job performance, Brasil Telecom offers a series of training initiatives. With these activities, the Company aims to provide the necessary support through training and courses, so that the employees from all levels can be agents of management change at Brasil Telecom.

Management Development Program

The Management Development Program was created to provide the necessary conditions for managers to guide their teams, in line with the management principles established by Brasil Telecom, to reach and surpass targets, encouraging them by creating a working environment that favors the development of the Company’s human capital. This is comprised of many initiatives, such as the developing and setting of collective and annual business goals, the individual evaluation program, talent pool, succession planning, special training planning and management training.

In 2006, many activities were conducted, not least of which was the Leadership Portal – an online service that makes relevant information available to leaders – and management training –which deal with topics such as leadership, management tools, information on human resources and career management.

Result Optimization Team

In search of superior professional performance and driven by the excellence of its processes and results, Brasil Telecom created the TOR Program in 2001. Based on the management methodology known as Plan, Do, Check and Action (PDCA), TOR is composed of 29 multi-functional teams, with 210 members each. These groups are charged with the task of working with the main strategy challenges facing the Company, reinforcing the continuous improvements in product quality, customer service and processes in general.

TOR team members, trained using e-learning and attendance-based classes, are encouraged to develop bold, innovative solutions, making them high-performance teams. Preparation involves management, effective meetings, presentation techniques, etc.

The TOR Program strengthens management principles with quality organization, as well as disseminating problem solving techniques that enable the identification and analysis of variations in performance indicators, gauge the relative importance of problems that need to be solved and the impact of changes resulting from actions taken. It also establishes the conditions for the development and full use of human potential. As a highly competitive company, Brasil Telecom is constantly investing to improve performance with a view to achieving excellence in processes and results.

Other Training Activities

Brasil Telecom strives to encourage, guide and promote training and the professional development of its employees through a wide range of programs, tools and training activities. Noteworthy activities in 2006 include:

  Distance Education Programs and the e-Learning Brasil Award: Brasil Telecom is the only Company in the country chosen as a benchmark by Micro Power in distance education for four consecutive years

  For its technical training program in information and network technology. Information Technology Infrastructure Library (ITIL) and Technology Updating Program are a couple of examples of methodology employed;

  The main object of the training of instructors by the Corporate Education Administration is to create a multiplier effect to disseminate knowledge to the Consumer Market Adjunct Department sales force. The program was expanded in 2006 to 11 instructors who provide training for the department’s entire sales force, with a significant corresponding reduction in consulting costs for Brasil Telecom;

  Development, in Corporate Education, of the new convergence training curriculum, covering fixed and mobile technology, for the entire sales force of the TUP (Public Use Terminals) Business Market, Recharge and Consumer Market Departments;

  Intensification of the education reimbursement system and co-sponsorship of courses, including graduate studies and language training, of mutual interest for the employee and Company, and graduate studies, aimed at enhancing worker qualifications. Professionals who receive high scores in the Individual Evaluation Program, based on results and competencies and recommendations by direct superiors can request reimbursement for education;

  Training of 92 sales channel managers of the Company, with a view to providing support for 1,900 authorized agents in the management of companies and points of sale.
Employee Recognition Programs

In recognition of its employees, Brasil Telecom works to nurture achievement and performance and to this end the Company has developed programs to reward work performed by its internal public.

Outstanding Personnel

The Outstanding Personnel Program was created to give recognition to the work of those responsible for introducing projects that stand out among the rest in innovation, creativity and results achieved for the good of the Company. It is conducted annually and is founded on a systemic view of the Organization made up to clients, people, processes, strategies and results.

In line with the Company’s strategic planning, employing the criteria from the National Quality Award (PNQ) and methodology from the Project Management Institute (PMI), Outstanding Personnel Program strengthens the culture of quality management in the organization and promotes the use of practices recognized and employed by major companies around the world.

The Program disseminates further the importance of teamwork, encouraging participation and stimulating professional development within the Company. In 2006, 474 innovative projects of note were carried out.

Sales Acceleration Program

To motivate the sales force team to surpass established annual goals, Brasil Telecom carries out its annual Sales Acceleration Program. In its fifth consecutive year, the 2006 program used a genie in a lamp character with the slogan “Make Your Wish Come True.” The idea was to encourage employees in the field to realize their dreams by reaching or even surpassing established sales targets. The winners were given the choice between a trip, car or bars of gold.

In 2006, more than 1,400 employees were encouraged to achieve and exceed targets, surpassing the figures for 2005, when 1,200 participated in the program. The program awarded the best sales people from each sales market, at each branch, with prize cards. The best teams from the Retail Channel and Public Telephony and Recharge Market received awards.

Moreover, in 2006 Brasil Telecom introduced the “Most Helpful Employee” award at each branch. The monthly and annual award is determined by votes from sales teams which pick an employee outside of their department who contributed most to improve sales results.

Intellectual Property Protection Incentive Program

The objective of this program is to stimulate employees to invent tools, instruments and all types of technology that can facilitate, make practicable and save money for consumers in telecommunications. An employee who creates an innovative original product will receive all the support necessary to register it at the Instituto Nacional de Propriedade Intelectual (INPI –National Intellectual Property Institute).

Since the introduction of the program in 2004, eight new inventions have been sent to INPI, which will determine within five years whether the invention merits a patent. The rights to use the invention remain with Brasil Telecom; however, in recognition of the efforts of the employees responsible for the inventions, the Company presents inventors with a bonus purchase voucher for R$ 2,000.00 for each invention. If the invention was a group effort, the Company may compensate the inventors as much as R$ 6,000.00 to be split among them.

The Cartão Sinergética, one of the best examples, was created by Sebastião Boanerges Ribeiro Júnior, a Brasil Telecom engineer. The product enables the use of credit on prepaid cell phone cards for calls made from fixed or public telephones. Mr. Ribeiro is also the co-author of another invention he created with Henrique Kirzenbaum. They created the Brasil Virtual Cell service, which allows Brasil Telecom clients to call from fixed-line telephone to a cell phone and pay as if it were a cell phone to cell phone call. This way the client saves by paying less for a fixed-line to mobile call. Another example of the creativity of our employees is the invention of the Integrated Virtual Secretary, by the engineer Haroldo Salata Passos. In operation since 2005, the technology allows voicemail messages left on a fixed-line telephone to be sent directly to the client’s cell phone voicemail.

In addition to stimulating inventions, the program is another tool used to provide recognition to the innovative abilities of employees.

BrT Professional Development

In 2004, Brasil Telecom introduced a program designed to develop, recognize and retain key professionals who still have not attained a management position, as well as create a talent pool to support strategic decision-making such as job-rotation, succession and career mobility. In 2006, the program worked with 160 employees, at headquarters and branches, which have had their careers boosted with specific development activities, including a debate and lecture series.

Compensation Strategy

Working to pay its employees a fair wage, in keeping with their performance, Brasil Telecom conducts ongoing research into salaries and benefits offered by the job market. It is an important tool for retaining good professionals on staff and also attracting new employees. Furthermore, the Company discusses openly the issue of salary and benefits with unions.

Compensation Policy

Compensation policy at Brasil Telecom is based on market rates. In addition to the salary established, annual compensation of all employees is also dependent upon the Company’s financial performance, a result of achieving pre-agreed goals.

Profit Sharing Program (PSP)

Our employees were responsible for the success obtained by the Company in 2006. Aware of the importance of the efforts of every employee, Brasil Telecom sees in its Profit Sharing Program (PSP), its best channel to recognize the work done by its professional staff. The 2006 PSP paid as much as an extra 1.8 minimum salaries to each employee.

Bonus Program

As part of Profit Sharing, Brasil Telecom also offers the Bonus Program based on an annual short-term variable compensation plan for managers and directors. The bonus is given as a means of guiding the perception and actions of managers, and also as a reward for achieving or exceeding goals established for the year.

Sales Force Variable Compensation Program

The objective of the Sales Force Variable Compensation Program is to encourage the attainment of goals and stimulate every employee in this department to do their best to increase sales. Presently, 958 sales force employees in the government, corporate, business and consumer markets receive variable paychecks monthly and quarterly, according to the meeting or exceeding of goals established for the period and overall market performance.

Collective Bargaining

In 2005, a Collective Bargaining Agreement (ACT) was signed and will remain in effect until 2007. The ACT defines salary adjustments with correction indices that range from 5.6% to 5.8%, according salary bracket, in addition to correcting Company benefits.

Internal Public Service Programs

Every member of Brasil Telecom’s internal audience—direct employees and outsourced companies—receives special attention in their personal development and well-being. In this sense, the Company conducts a series of actions treating each person as an individual and not just a professional, addressing all of their needs, interests and expectations.

Viva Mais Program – Quality of Life

More than just offering benefits, Brasil Telecom believes that employees must work to improve their quality of life. The Get More Out of Life Program was created with this in mind: to instill in employees the initiative to work for a better, healthier life.

The program, introduced at headquarters and branches, cover sports, health, leisure, volunteering, giving the employee the opportunity to experience different activities according to their needs and interests. With this program, the Company believes that employees will be able to lead a healthier life, achieving personal balance and enhanced professional performance.

Sports

Brasil Telecom encourages all of its employees to perform some type of physical activity to stay mentally and physically fit. Among the many sports promoted by the Company are classes in yoga, jogging and walking, which are all organized and overseen by exercise professionals. Other activities include internal sports championships in various sports. In addition, Brasil Telecom has teamed up with gyms to offer special discounts to employees and dependents.

Leisure

Leisure and cultural activities are important to quality of life, since in addition to being pleasurable and relaxing they are also a source of information and personal development. Among the activities are holidays (Christmas and June Festival, for example), ballroom dancing, choir, in addition to special activities on commemorative dates such as Mothers’ Day, Parents’ Day, Childrens’ Day—when the Company teams up with retail stores and restaurants to offer discounts to employees. Another initiative to promote access to culture is the many drawings for theater and show tickets.

Health

The issue of health is addressed directly by the Get More Out of Life Program with initiatives like workplace exercises, preventative and esthetic medicine, vaccination, hints on a healthier diet, pharmacy discounts, periodic medical exams, as well as awareness and prevention campaigns.

Volunteering

Volunteering is considered important to personal and social enrichment by Brasil Telecom. Professionals are motivated to use their personal and professional experience and knowledge to help the community.

In each unit of the Company there is a Volunteer Group, which, in addition to participating in Citizenship and Information Technology Schools (EICs), carries out other functions including donations of food, clothing and cleaning products for charitable organizations, leisure activities in homes for the elderly and childcare centers, all for the betterment of society.

Occupational Health Program

To promote well-being for all employees, Brasil Telecom carried out a series of initiatives throughout 2006 focused on the early prevention and detection of disease.

In 2006, during Health Awareness Week the “Take a Minute For Your Health” initiative was held at our headquarters and all branches. The main objective of this campaign was to increase employees’ awareness of the need to heed the signs our bodies give us to detect and prevent disease. The topics addressed include high blood pressure, diabetes, obesity, cholesterol levels and care with diet. They were chosen based on periodic exams performed on all employees.

Another initiative carried out over the year was the “Seed Program,” an ongoing campaign to disseminate AIDS and STD prevention information and increase employee awareness of the harm caused by drugs. The program was intensified on special dates, such as Valentine’s Day, carnival, Health Awareness Week, Accident Prevention Week and also on the World AIDS

Day. The activities were organized by Ressonância, a volunteer group. The channels used to publicize the program were the Company’s Intranet, corporate e-mail and lectures.

Also in 2006, a permanent blood drive was introduced in all units with the slogan, “Give Blood, Save a Life.” With the support of local blood banks, Brasil Telecom worked to encourage donation by spreading information on the topic. Another event carried out by the Company at its headquarters and branches was the flu immunization campaign, which was extended also to family members. In all, 2,370 people were inoculated. Coinciding with this event, in the states of Rondônia and Acre, 75 employees received hepatitis B vaccinations.

Com Você Hotline

Personal issues — whether emotional, financial or legal — can often affect employee performance. To help resolve these cases, Brasil Telecom introduced the Com Você Program. By dialing an anonymous 0800 hotline, Company employees and their family members receive support and guidance on financial, legal and even emotional problems. After an initial contact, the user is forwarded to in-person professional care.

An entirely anonymous operation, the Com Você Program received 524 calls in 2006.

Benefits

Benefits policy at Brasil Telecom is aimed at preserving the health and quality of life of employees so they may better perform their roles.

Health Plans

The health of employees and their dependents is a strategic issue for the Company. In 2006, Brasil Telecom sealed a partnership with Central Nacional Unimed, an HMO which will serve the health needs of our employees and their dependents in the states of Mato Grosso, Mato Grosso do Sul, Tocantins, Santa Catarina, Rio Grande do Sul, Goiás, Rondônia and Acre, with medical and hospital coverage throughout Brazil. This partnership was initiated under the same conditions as with Bradesco Saúde, which had managed medical, hospital and dental plans for Brasil Telecom throughout Brazil since 1999.

This partnership with two HMOs has provided employees and their dependents with access to the most important hospitals and health professionals in Brasil, in accordance with Law 9.656, which regulates private health plans.

Food Assistance

In 2006, Brasil Telecom modernized the meal voucher and food delivery system by sending the amount of the meal voucher directly to the electronic cards of employees. This system is used for the acquisition of foodstuffs and the payment of meals at licensed establishments, as set down by the Worker Food Allowance Program.

Group Life Insurance

To ensure the financial security of it employees, Brasil Telecom offers group life insurance which pays compensation of 30 times the nominal salary of the policy holder, in case of the natural death of the employee and 60 times for accidental death. For partial or full disability, caused by an on the job accident, the amount paid may be partial or equal to the compensation provided for in cases of natural death.

Supplementary Pension Plans

With the reorganization of pension plans in 2005, some important changes marked 2006: consolidation of the management and operation of the TCSPREV plan, by the private pension plan Fundação 14; reopening of discussions and studies by the Company on work performed by its representatives and Fundações 14 and BrTPREV, with a view to combining the two entities; the addition of roughly 640 new active members and the training of Human Resource teams at headquarters and branches on the features and operation of the plans and entities sponsored by the Company.

Total assets of the four supplementary pension plans, with 5,987 active members, 286 deferred and 5,729 retirees and pensioners, amount to R$ 1.9 billion. Monthly contributions by Brasil Telecom, on average, come to R$ 2.3 million. While benefits paid to retirees and pensioners came to R$ 10.8 million monthly.

Attracting and Retaining Professionals

Brasil Telecom values diversity in its workforce and is constantly working to attract and retain qualified professionals who can make significant contributions to the success of the business. The Company manages its intellectual capital by giving priority to internal talent, providing opportunities for growth and professional development.

Internship Program

Created in 2001, the Brasil Telecom Internship Program is designed to contribute to the education and development of university students, as a way of finding future professionals with the right profile for the Company. The selection process includes group work, exams in English and Portuguese proficiency and general knowledge, in addition to interviews.

In 2006, the Company provided internships for 84 students from many fields.

Summer Internship Program

In recognition of the importance of academic research, Brasil Telecom created the Summer Internship Program. The program is aimed attracting Brazilian professionals who are in MBA programs at universities abroad, such as in Michigan, Chicago, New York, in addition to identifying potential executives who wish to follow a career in telecommunications, combining academic knowledge with the Company’s culture. The Program is publicized in major Brazilian newspapers, on Brasil Telecom’s hot site and at American universities with MBA programs. Program participants will create projects in line with Company strategies.

The Summer Internship Program, in place since 2002, is already bearing fruit: 20 professionals have already participated in the programs, of which 3 have signed on as managers or directors.

In-house Opportunities Program (POI)

With the objective of providing equal opportunities to our valued employees for personal development, professional growth and career mobility, Brasil Telecom created POI. The Program directs the in-house recruitment process for employees and interns for open positions in many Company departments.

In 2006, of the 170 new openings monthly, 20% were filled from this selection process, or, in other words, 34 professionals were recruited from inside the Company.

Teen Internship Program

Focused on the development of young people at social risk, the Company created the Teen Internship Program, in accordance with Labor Law 10.097 of December 19, 2000 which regulate internships.

Through non-profit institutions, the Program works to raise self-esteem, improve interpersonal relationships and develop the professional capacity of these young people. To participate in the program, teens must be enrolled in school, be between 15 to 18 years of age, belong to families that earn up to three minimum salaries and be registered with the Internship Program, offered by a partnering institution.

In all, Brasil Telecom has already employed 93 teens, who are working in various positions at headquarters and branches. In addition to working, these teens also take courses and receive training from partner educational institutions, in many fields, especially information technology.

Youth Sales Program

Another Company initiative contributing to the education and development of students is the Youth Sales Program. Recent graduates, with sales potential, take technical courses in sales. With this Program, Brasil Telecom has, in effect, created a reserve sales team, a kind of talent pool. This initiative gives the Company breathing room and help maintaining customer service quality.

* * *

11.01 – NOTES TO THE FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS
Years ended on December 31, 2006 and 2005
(In thousands of Brazilian reais)

1. OPERATIONS

Brasil Telecom Participações S.A. (“Company”) is a joint-stock publicly-held company, established in accordance with Article 189 of Law 9.472/97 - General Telecommunications Law, as part of the TELEBRÁS spin-off process. The spin-off protocol and justification was approved in the Shareholders’ Meeting of May 22, 1998.

The Company has as corporate purpose to exercise the control of exploring companies of fixed telephony public services in the Region II of the General Concession Plan (“PGO”) approved by the Decree 2,534, as of April 2, 1998. This control is exercised by means of Brasil Telecom S.A., which is a concessionary responsible for the Switched Fixed Telephone Service (“STFC”) in the Region II of the PGO. Additionally, the Company may take part in the capital of other companies.

The Company is registered with the Brazilian Securities Commission (“CVM”) and the Securities and Exchange Commission – SEC – in the USA, and its shares are traded on the Brazilian Stock Exchange (BOVESPA), where it also comprises the Corporate Governance Level 1 and trades its American Depository Receipts (“ADRs”) on the New York Stock Exchange (“NYSE”).

The Company’s control is exercised by SOLPART Participações S.A. (“SOLPART”), corresponding, on the year closing date to 51.00% of the voting capital and 18.78% of the total capital.

Direct Subsidiaries of the Company

a. Brasil Telecom S.A.

Brasil Telecom S.A. is a concessionary responsible for the Switched Fixed Telephone Service (STFC) in Region II of the General Concession Plan (PGO), covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, besides the Federal District. In this area, Brasil Telecom S.A. has been rendering STFC (local and intra-regional domestic long-distance calls) since July 1998.

In view of the anticipated fulfillment of the obligations for universalization mentioned in the General Plan of Universalization Goals (“PGMU”) required for December 31, 2003, the National Telecommunications Agency (“ANATEL”), on January 19, 2004, issued for Brasil Telecom S.A. authorizations to exploit STFC in the following service modalities: (i) Local and Domestic Long distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long-distance calls in Regions I, II and III of PGO. As a result of these authorizations the Subsidiary began to exploit the Domestic and International Long-distance services in all Regions, as from January 22, 2004. In the case of Local Service in the new regions and sectors of the PGO, the service started being offered as from January 19, 2005.

New concession agreements under the local and long-distance services took effect as from January 1, 2006, effective up to December 31, 2025. Further information about these agreements is mentioned in the Note 5.i.

Information related to the goals of quality and universalization of the STFC are available to interested parties on ANATEL’s website (www.anatel.gov.br).

b. Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc.

The Company also holds the control of Nova Tarrafa Participações Ltda. (“NTP”) and Nova Tarrafa Inc. (“NTI”). The corporate purpose of these subsidiaries is the stake in the capital of Internet Group (Cayman) Limited (“iG

Cayman”), which provides Internet access. On November 24, 2004, the company iG Cayman started taking part of the group of the Company’s subsidiaries, with the acquisition of stakes by Brasil Telecom Subsea Cable Systems (Bermuda) Ltd., an indirect subisidiary. On October 31, 2006, the iG Cayman’s control was transferred to Brasil Telecom Serviços de Internet S.A., a company also indirectly controlled and that operates in the Internet segment.

NTP’s and NTI’s interest in IG Cayman on the year closing date represented 9.25% and 0.16%, respectively, and together with Brasil Telecom Serviços de Internet S.A., the total interest was 98.2% .

Indirect Subsidiaries of the Company

On August 1, 2006, the Board of Directors approved the corporate reorganization of its subsidiaries. Such reorganization, which aims the optimization of the control structure with reduction of companies, concentration of related activities, simplification of the inter-companies’ equity interest, commenced during the second half-year of 2006 and the alterations are mentioned in the comments of the companies below, when attributed thereto. The corporate amendments made, based on book values, did not cause relevant impacts on the costs structure.

The subsidiary Brasil Telecom S.A. holds the control of the following companies:

a. 14 Brasil Telecom Celular S.A.

14 Brasil Telecom Celular S.A. (“BrT Celular”) is a wholly-owned subsidiary, which has been operating since the fourth quarter of 2004 to provide Personal Mobile Service (“SMP”), with authorization to assist the Region II of PGO.

b. BrT Serviços de Internet S.A.

BrT Serviços de Internet S.A. (“BrTI”) is a wholly-owned subsidiary which has as main product the provision of access to the Internet through broadband and it also offers its residential and corporate users a series of added-value services, amongst them, the wireless access connection.

BrTI, in its turn, has control of the following companies:

(i) BrT Cabos Submarinos Companies

These companies operate through a system of submarine fiber optics cables, with connection points in the United States, Bermudas Islands, Venezuela and Brazil, allowing data traffic through packages of integrated services, offered to local and international corporate customers. Brt Cabos Submarinos Companies are comprised by the following companies:

  Brasil Telecom Cabos Submarinos Ltda. (“BrT CS”).
  Until August 1, 2006, BrTI maintained the control of Brasil Telecom Cabos Submarinos (Holding) Ltda. (“BrT CSH”) and this controlled BrT CS. On the date mentioned BrT CSH was merged by BrT Cs.
  Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”)

  Until September 1, 2006, BrTI held a minority interest in BrT SCS Bermuda and Brasil Telecom S.A. held the majority control. On the date aforementioned, Brasil Telecom S.A. granted the investment to BrTI at book value it held in BrT SCS Bermuda, representing capital payment in BrTI. On its turn, in December 2006, BrTI granted its investment at book value in BrT SCS Bermuda to BrT CS, representing an increase in this latter’s capital stock.

  BrT SCS Bermuda, on its turn, holds the total shares of Brasil Telecom of America Inc. (“BrT of America”) and of Brasil Telecom de Venezuela, S.A. (“BrT Venezuela”).

(ii) iBest Group

iBest Companies have their operations concentrated in providing dialup connection to the Internet, sale of advertising space for disclosure in its portal and value-added service and the Internet access accelerator is one of its main services. They are represented by the companies: iBest Holding Corporation, incorporated in Cayman Islands, and Freelance S.A., established in Brazil.

(iii) IG Group

IG Companies have operations based on providing access to the Internet, both dialup and broadband. They also render value-added services targeted to residential and corporate markets. In addition to such services, iG also relies on the sale of advertising space in its portal.

On November 24, 2004, BrT SCS Bermuda acquired 63.0% of the total capital, and the resulting control of Internet Group (Cayman) Limited (“IG Cayman”), incorporated in the Cayman Islands. On July 26, 2005, BrT SCS Bermuda complemented the acquisition of additional 25.6% of IG Cayman’s total capital. On October 31, 2006, the interest held by BrT SCS Bermuda in iG Cayman, which corresponded to 88.81% was transferred at the book value to BrTI. By the amount equivalent to such swap, BrT SCS Bermuda reduced part of its capital held by BrTI.

iG Cayman is a holding company which holds, on its turn, the control of the companies Internet Group do Brasil Ltda. (“iG Brasil”) and Central de Serviços Internet Ltda. (“CSI”), both established in Brazil.

Agência O Jornal da Internet Ltda (“Jornal Internet”)

BrTI holds thirty per cent interest in the capital stock of Jornal Internet, which aims at the commercialization of goods and services through the Internet, edition of daily newspapers or magazines, as well as the obtainment, generation and publication of news on selected facts. Seventy per cent of the capital stock of Jornal Internet is held by Caio Túlio Vieira Costa, executive vice-president of the Company’s subsidiaries related to internet businesses.

c. MTH Ventures do Brasil Ltda. (“MTH”)

Brasil Telecom S.A. holds 100% of the capital of MTH Ventures do Brasil Ltda., a holding company which has 84.4% of the capital of Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”), and Brasil Telecom S.A. and BrTI holds the remaining interest.

BrT Multimídia is a service provider of private telecommunications network through optical fiber digital networks, of local scope in São Paulo, Rio de Janeiro and Belo Horizonte, and long distance network connecting these major metropolitan commercial centers. It performs nationwide through commercial agreements with other telecommunication companies to offer services to other regions in Brazil. It also has an Internet solution center in São Paulo, which offers co-location, hosting and other value-added services.

d. Vant Telecomunicações S.A. (“VANT”)

Company of which Brasil Telecom S.A. holds the total capital stock.

VANT aims at the rendering of multimedia communication services, acquisition and onerous assignment of capabilities and other means, operating in the main Brazilian state capitals.

e. Santa Bárbara dos Pinhais S.A. (“SB dos Pinhais”)

This Company was not operating on the year closing date. It aims at rendering services in general comprising, the management activities of real estate or assets, among others.

On August 1, 2006, SB dos Pinhais merged the following companies, which were also not operating: Santa Bárbara dos Pampas S.A., Santa Bárbara do Cerrado S.A. and Santa Bárbara do Pantanal S.A.

Change in the Management

On July 27, 2005, the Extraordinary General Meeting dismissed from office the members of the Company’s Board of Directors connected with former manager Opportunity. At Board of Directors Meeting held on August 25, 2005, a new Board of Executive Officers was elected, and the Technical Officer was maintained in his position.

At the Extraordinary General Meeting held on September 30, 2005, the Board of Directors members of Brasil Telecom S.A. were dismissed from office and new members were elected. On the same date, the Board of Directors meeting resolved to dismiss the Chairman and to elect new members for the Board of Executive Officers, and the Network Officer was reelected. Such resolutions were ratified by the Board of Directors of Brasil Telecom S.A. at a meeting held on October 5, 2005.

The process to change the management of the Company and of Brasil Telecom S.A. was litigious, according to various material facts published by the Companies during 2005 and various lawsuits brought by the former manager, aiming at recovering the management of the Companies, which are still under progress.

Agreements as of April 28, 2005 under the Previous Management

On April 28, 2005, still under previous management, Brasil Telecom Participações S.A. and Brasil Telecom S.A. entered into various agreements involving the Opportunity Group and Telecom Italia (“April 28 Agreements”).

Among such agreements, Brasil Telecom S.A. and its subsidiary 14 Brasil Telecom Celular S.A. executed with TIM International N.V. (“TIMI”) and TIM Brasil Serviços e Participações S.A. (“TIMB”) an instrument named as “Merger Agreement” and a “Protocol” related thereto.

As mentioned in material facts published, the merger was forbidden by injunctions issued by the Brazilian and U.S. courts. It is also subject-matter of discussion under arbitration involving the controlling shareholders.

The current management of Brasil Telecom Participações S.A. and of Brasil Telecom S.A. understands that the Merger Agreement, the respective Protocol, and other April 28 agreements, which included the waiver and transaction in lawsuits involving the Companies, were entered into with conflict of interests, breaching the laws and the Bylaws of the Companies, and also, in opposition to shareholders’ agreements and without the necessary corporate approvals. In addition, the current management deems that such agreements are contrary to the best interest of the Companies, especially regarding its mobile telephony business.

Referring to the “Merger Agreement” mentioned in this note, Brasil Telecom S.A. and BrT Celular started on March 15, 2006 an arbitration against TIMI and TIMB, aiming at annulling it. The Company released a material fact on this matter on March 16, 2006.

TIMI and TIMB sent to Brasil Telecom S.A. and BrT Celular a correspondence dated May 2, 2006, unilaterally terminating the referred “Merger Agreement”, reserving supposed right to indemnification for losses and damages, which is being dealt with in said arbitration. According to analyses of the Company’s legal advisors, the risk of losses referring to the supposed right to indemnification is remote and its amount is not possible to be measured. Also in May 2006, Telecom Italia International filed with Anatel and CADE, petitions requesting to file the operation related to the “Merger Agreement” due to lack of grounds.

The aforementioned arbitration is under progress.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements have been prepared in accordance with accounting practices adopted in Brazil, in compliance with the Brazilian corporate law, rules of the CVM (Brazilian Securities and Exchange Commission) and rules applicable to telephony service concessionaires.

As the Company is registered with the SEC, it is subject to SEC’s standards, and it must prepare financial statements and other information by using criteria that comply with that agency’s requirements. To comply with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the disclosure of information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless otherwise demonstrated. According to each situation, they present information related to the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

In compliance with the Resolution 489/05, of CVM, as from 2006 the amounts of judicial deposits linked to the provisions for contingencies are presented in a deductive way from the liabilities established. Aiming at providing a better comparison between the data presented, an identical reclassification of balances belonging to 2005 was promoted, as well as of the amounts referring to the cash flow. Also referring to the form of presentation, these financial statements now consider the requirements determined by CVM Resolution 488/05, which requires reclassifications of balances pertaining to the previous year, in which we point out, especially, the segregation of assets in current and non-current groups, as well as pertaining to the latter, the creation of intangible assets subgroup.

The accounting estimates were based on objective and subjective factors, based on management’s judgment to determine the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the residual amount of the fixed assets, allowance for doubtful accounts, inventories and deferred income tax and social contribution, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits to employees. The settlement of transactions involving these estimates may result in significantly different amounts due to the inaccuracy inherent to the process of determining these amounts. Management reviews its estimates and assumptions at least quarterly.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the companies listed in Note 1.

Some of the main consolidation procedures are:
  Elimination of balances of the asset and liability accounts among the consolidated companies, as well as revenue and expenses of transactions among them;

  Elimination of the balances of the investment accounts and corresponding investor’s shareholdings, reserves and accumulated results in the consolidated companies; and

  Segregation of the portions of shareholders’ equity and income belonging to non-controlling shareholders, indicated in specific items.

The reconciliation between net income and shareholders’ equity of the Parent Company and the Consolidated figures is as follows:

	NET INCOME (LOSS)		SHAREHOLDERS’ EQUITY
	2006	2005	2006	2005
PARENT COMPANY	473,654	(27,883)	5,278,184	5,250,095
Entries recorded in the Shareholders’ Equity of the Subsidiary
Time-Barred Dividends, Donations and Subsidies for Investments and Others	(6,778)	(5,164)	-	-
Interest Capitalized in Subsidiary	3,492	3,492	(582)	(4,075)
CONSOLIDATED	470,368	(29,555)	5,277,602	5,246,020

Supplementary Information

The Company is showing the following statements as supplementary information:

Statements of Cash Flows

These were prepared in accordance with Accounting Rules and Procedures - NPC 20, of the Brazilian Institution of Independent Auditors (“IBRACON”).

Statements of Value Added - DVA

These were prepared in accordance with the Brazilian Accounting Standard – NBC T 3.7, approved by the Resolution of the Accounting Federal Council 1,010/05.

Report per Segment

The Company is presenting, supplementary to Note 43, the report per business segment. A segment is an identifiable component of the company, destined for service rendering (business segment), or provision of products and services which are subject to different risks and compensations different among themselves.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its subsidiaries that are included in the consolidated financial statements.

a. Cash, Bank Accounts and High-Liquid Investments: Financial investments are temporary high-liquid investments, with immediate maturity. They are recorded at cost, plus income registered until the closing dates of the years presented, and do not exceed market value. Investment funds quotas are appreciated considering the quota values on the balance sheets dates.

b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the fee or the service on the date the service is rendered. Accounts receivable from services include credits for services rendered and not billed until the balance sheet closing date. Receivables resulting from sales of cell phones and accessories are recorded by the amount of sales made, at the moment in which the goods are delivered and accepted by the customer. The criterion adopted for making the allowance for doubtful accounts takes into account the calculation of the actual percentage of losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion of services rendered yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Material Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance and goods inventories for resale, mainly composed of cell phones, accessories and electronic cards - chips. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified as current assets. Obsolete inventories are recorded as allowance for losses. With regard to cell phones and accessories, the subsidiary BrT Celular records adjustments, in the cases in which the acquisitions presented higher values, conforming them to the realization value.

d. Investments: Investments in subsidiaries are assessed using the equity method of accounting. Goodwill is calculated based on the expectation of future results and its amortization is based on the expected realization/timing over an estimated period of not more than ten years. Other investments are recorded at acquisition cost, less allowance for losses, when applicable. The investments resulting from income tax incentives are recognized on the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas of funds, they remain recognized in long-term assets. These investments are periodically valued and the result of the comparison between its original and market costs, when the latter is lower, results in the constitution of allowances for probable losses.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges resulting from obligations for financing assets and construction in progress are capitalized.

The expenditures incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair expenditures are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 29.

f. Intangible Assets: These mainly refer to licenses and rights to use software and regulatory licenses. The composition of this group is shown in Note 30. The amortization of rights to use software is calculated by the straight-line method, for a five-year period and the regulatory licenses according to the terms determined by the regulatory agency. When benefits are not expected from a license or right connected to such asset, it is written off against the non-operating income.

g. Deferred Charges: Segregated between deferred charges on amortization and formation. Their breakdown is shown in Note 31. Amortization is calculated under the straight-line method, for a five-year period. When benefits are not expected from an asset, it is written off against non-operating income.

h. Income and Social Contribution Taxes: Corporate income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the social contribution negative basis are recorded under assets or liabilities, as applicable, according to the assumption of realization or future demand, within the parameters set forth in CVM Instruction 371/02.

i. Loans and Financing: These are restated by monetary and/or exchange variations and interest incurred until the year closing date. Equal restatement is applied to the guarantee contracts to hedge the debt.

j. Provision for Contingencies: The contingency provisions are made based on a survey of the respective risks and they are quantified according to economic grounds and legal opinions on the contingency proceedings and facts known on the balance sheet closing date. The basis and nature of the provisions are described in Note 7.

k. Revenue Recognition: Revenues from services rendered are recognized when provided. Local and long distance calls are charged based on time measurement, according to the legislation in force. Revenues from sales of payphone cards (Public Use Telephony - TUP), cell phones and accessories are recorded when delivered and accepted by the clients. For prepaid services linked to mobile telephony, the revenue is recognized in accordance with the utilization of services. Revenue is not recognized if there is a significant uncertainty in its realization.

l. Recognition of Expenses: Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to future periods are deferred.

m. Financial Income (Expense), Net: Financial income is recognized on an accrual basis and comprises interest earned on overdue accounts settled after the term, gains on financial investments and hedges. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on shareholders’ equity, when credited, is included in the financial expenses balance, and for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed under three Foundations. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, the subsidiary Brasil Telecom S.A. recorded its actuarial deficit on the balance sheet date against shareholders’ equity, excluding the corresponding tax effects. As from 2002, as new actuarial revaluations show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts. Additional information related to the private pension plans is described in Note 6.

o. Profit Sharing: The provision for employees and management profit sharing is recognized on an accrual basis, being accounted as operating expense. The calculation of the amount, which is paid in the subsequent year after the provision is recognized, is based on the target program established with the labor union, by means of collective labor agreement, in accordance with Law 10,101/00 and the Company’s Bylaws.

p. Earnings or losses per thousand shares: Calculated based on the number of shares outstanding on the year closing date, which comprises the total number of shares issued, minus shares held in treasury.

4. RELATED-PARTIES TRANSACTIONS

Related parties transactions refer to operations of the Company with the subsidiaries Brasil Telecom S.A., Nova Tarifa Participações Ltda. and Nova Tarrafa Inc.

Operations between the Company and related parties are carried out under regular market prices and conditions. The main transactions are:

Brasil Telecom S.A.

Sureties and Guarantees: (i) The Company renders sureties as guarantee of loans and financings owed by the Subsidiary to the lending financial institutions. In 2006, referring to the guarantee granted, the Company earned income at the amount of R$3,562 (R$2,483 in 2005); and (ii) the Company rendered surety for the Subsidiary related to the contracting of insurance policies, guarantee of contractual liabilities (GOC) for 2006 which amounted to R$155,294 (R$217,142 in 2005). In 2006, in return to such surety, the Company registered operating revenues of R$ 214 (R$260 in 2005).

Amounts Payable and Expenses: arising from transactions related to share of resources. The balance payable is R$155 (R$54 payable on 12/31/05) and the amounts recorded in income in 2006 comprises operating expenses of R$337 (R$4,291 in 2005).

Loans with the Subsidiary: On December 21, 2006, the Subsidiary settled the balance of its loan debt with the Company. The amount received was R$47,766 (R$58,798 was the balance on 12/31/05). The financial loss recognized against the result in 2006, due to the drop of the U.S. dollar was R$ 3,658 (R$7,258 of financial loss in 2005).

Debentures: On July 27, 2006, the Company settled the balance of its private debentures debt with the Company. The amount received was R$556,911 (R$560,459 was the balance on 12/31/05). The earnings recognized in 2006, until the settlement date, were R$44,203 (R$134,923 in 2005).

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiaries assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and evaluation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note took place based on their materiality. Instruments whose values approximate their fair values, for example, cash, bank accounts and high-liquid investments, accounts receivable, assets and liabilities of taxes, pension funds, among others, and whose risk assessment is not significant, are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks, and the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company and its subsidiaries’ business are the following:

a. Credit Risk

The majority of the services provided by the subsidiary Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of fees by the regulatory agency. The credit policy, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the Subsidiary may incur losses arising from the difficulty in receiving amounts billed to its customers. In 2006, the consolidated amount of accounts receivable losses, including the allowance for doubtful accounts, corresponded to 2.54% of gross revenues (3.06% in 2005). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

The subsidiary Brasil Telecom S.A. operates in co-billing, related to long distance calls with the use of its CSP (Operator Selection Code) originated by subscribers of other fixed and mobile telephony operators. The accounts receivable in co-billing are managed by such operators, based on operating agreements executed and in accordance with rules set forth by ANATEL. Blocking rules established by the regulating agency are the same for fixed and mobile telephony companies, co-billing suppliers. The Subsidiary separately monitors receivables of such nature and maintains provision for losses, which may occur, due to risks of not receiving such amounts.

Concerning mobile telephony, credit risk in cell phones sales and in service rendering in the postpaid category is minimized with the adoption of a credit pre-analysis. Still in relation to postpaid service, whose client base at the end of the year was of 29.4% of total portfolio (31.3% in 2005), the receivable accounts are also monitored in order to limit default and to block the service (out of phone traffic) if the bill is overdue for over fifteen days.

b. Exchange Rate Risk

Assets

PARENT COMPANY	CONSOLIDATED
	Book Value		Book Value
	2006	2005	2006	2005
Assets
Loans with Subsidiary	-	58,798	-	-
Loans	-	101,098	-	101,098
Total	-	159,896	-	101,098
Long-term	-	159,896	-	101,098
The outstanding loans were fully received during the fourth quarter of 2006.

Liabilities

The Company and the subsidiary Brasil Telecom S.A. have loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 17.0% (23.8% on 12/31/05) of the total liabilities of consolidated loans and financing, minus the contracted hedge balances. In order to minimize this kind of risk, the Company has been entering into exchange hedge agreements with financial institutions. Of the debt installment consolidated in foreign currency, 61.6% (69.8% on 12/31/05) is covered by hedge operations and financial investments in foreign currency. Unrealized positive or negative effects of these operations are recorded in the profit and loss as gain or loss. In 2006, the negative adjustments of these operations amounted to R$136,508 (R$246,124 of negative adjustments in 2005).

Net exposure as per book and market values, at exchange rate risk, is as follows:

PARENT COMPANY
	2006		2005
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	-	-	212	212
Total	-	-	212	212
Current	-	-	143	143
Long-term	-	-	69	69

CONSOLIDATED
	2006		2005
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	840,177	880,803	1,005,503	1,050,837
Hedge Agreements	398,518	395,612	311,469	301,119
Total	1,238,695	1,276,415	1,316,972	1,351,956
Current	203,824	204,938	118,544	119,443
Long-term	1,034,871	1,071,477	1,198,428	1,232,513

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was future cash flows associated to each contracted instruments, discounted at market rates effective on the balance sheet closing date.

c. Interest Rate Risk

Assets

The consolidated assets derive from the loans paid by the rates mentioned below, as well as income securities (CDB´s) invested with Banco de Brasília S.A., relating to the guarantee to tax incentive granted by the Federal District Government, whose program is called Program for the Sustainable and Economic Development Promotion of the Federal District – PRO-DF, and the compensation of these securities is equivalent to 95% of the SELIC rate.

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	2006	2005	2006	2005
Assets
Loans (Including Debentures)
Debentures linked to CDI	-	560,459	-	-
Loans linked to IGP-M, Column 27 (FGV) and IGP-DI	-	-	8,409	9,173
Income Securities linked to:
SELIC Rate	-	-	3,280	2,604
Total	-	560,459	11,689	11,777
Current	-	-	5,557	3,962
Long-term	-	560,459	6,132	7,815

The book values are equal to market values since the current conditions for contracting this type of financial instrument are similar to those in which they come from or do not have parameters for quotation or contracting.

Liabilities

The subsidiary Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates subject to indexing units (TJLP, UMBNDES, CDI, IGP-M and IGP-DI etc.). The risk inherent in these liabilities arises from possible variations in these rates. The Subsidiary has contracted derivative contracts to hedge 15.1% (22.7% on 12/31/05) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the volatility of these rates. The subsidiary also issued non-convertible or exchangeable public debentures. These liabilities were contracted at interest rates tied to the CDI, and the risk linked with this liability is the result of the possible increase in the rate.

The aforementioned liabilities on the balance sheet closing date are as follows:

PARENT COMPANY
	2006		2005
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans linked to TJLP (including Debentures)	-	-	279,902	277,425
Total	-	-	279,902	277,425
Current	-	-	279,902	277,425

CONSOLIDATED
	2006		2005
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans linked to TJLP	2,240,615	2,261,198	2,356,113	2,354,519
Debentures - CDI	1,625,939	1,628,510	547,767	540,356
Loans subject to UMBNDES	185,881	185,990	272,601	273,318
Hedge Agreements in UMBNDES	22,087	21,197	37,630	27,462
Loans subject to IGP-DI	25,501	25,501	19,310	19,310
Loans linked to IGPM	-	-	8,158	8,158
Other Loans (Fixed Rate)	36,472	36,472	10,530	10,531
Total	4,136,495	4,158,868	3,252,109	3,233,654
Current	905,740	913,887	1,083,137	1,077,441
Long-term	3,230,755	3,244,981	2,168,972	2,156,213

Some of the agreements mentioned have the market values equal to book values because the current contractual conditions for these types of financial instruments are similar to those in which they were originated or they did not present parameters for quotation or contracting.

d. Risk of Not Linking Monetary Restatement Indexes of Loans and Financing to Accounts Receivable

Loan and financing rates contracted by subsidiary Brasil Telecom S.A. are not subject to amounts of accounts receivable. Telephony fee adjustments do not necessarily follow increases in local interest rates which affect the Subsidiary’s debts. Consequently, a risk arises from this lack of linking.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered as probable risk are recorded in liabilities. Details on this risk are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are valued using the equity accounting method and stated at acquisition cost. Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc. are subsidiaries, the investments of which are carried under the equity accounting.

Investments valued at cost are immaterial in relation to total assets. The risks related to them would not cause significant impacts to the Company’s results if losses were to occur on these investments.

The amounts related to the investments are as follows:

	2006		2005
	Book Value	Market Value	Book Value	Market Value
Investments	3,756,338	8,247,697	3,745,018	5,547,050
Interest in subsidiaries	3,748,789	8,240,148	3,737,948	5,539,980
Listed in Stock Exchange	3,719,264	8,210,623	3,697,991	5,500,023
Not Listed in Stock Exchange	29,525	29,525	39,957	39,957
Other investments	7,549	7,549	7,070	7,070

The investment quoted on the stock exchange refers to the interest in Brasil Telecom S.A., and its market value estimated based on the market quotations in trading between non-controlling shareholders.

g. Financial Investments Risks

The Company has high-liquid financial investments in exclusive financial investment funds (FIFs), whose assets comprise federal securities based on post-fixed, pre-fixed and foreign exchange rates, and post private securities issued by first-rate financial institutions (CDB’s) all subject to CDI, exclusive financial investment funds (FIFs), subject to exchange variation through futures contracts in dollar with the Futures and Commodities Exchange -BM&F, short-term financial investments, represented by securities issued by Republic of Austria, remunerated at a percentage of CDI average variation, overnight financial investments, own portfolio of Deposit Certificates (CD) issued by financial institutions abroad. Overnight investments, in exchange fund and deposit certificates are subject to exchange rate fluctuation risks. The overnight investments that have spread in this type of certificate and the Deposit Certificate (CD) investments, are subject to the issuing financial institution credit risk.

The balance of the financial investments maintained by the Company on the year closing date was R$1,431,604 (R$883,482 on 12/31/05). Income earned in the year was recorded as financial revenue and amounts to R$145,208 (R$148,612 in 2005). Amounts recognized in the consolidated financial statements were R$3,846,052 (R$2,550,490 on 12/31/05), related to investments, and R$347,993 (R$395,105 in 2005), related to earnings.

Consolidated short-term investments – temporary investments are represented by the amount of R$89,424 and income earned until the balance sheet closing date, recorded as financial revenue was R$11,312.

h. Risk of Advanced Maturities of Loans and Financing

The liabilities stemming from financing mentioned in Note 37, related to BNDES agreements, public debentures and the majority referring to financial institutions, contain clauses providing for advanced maturities of liabilities or retention of amounts pegged to debt installments (covenants), in cases certain levels are not reached for certain indicators, such as ratios of indebtedness, liquidity, cash generation and others.

For the financing agreements maintained with BNDES, the Company must comply with a set of financial ratios and in the event of non-compliance with some of these ratios, the Bank is allowed to request the temporary block of amounts, given as guarantee in a linked account. In view of the non-compliance with this clause, Brasil Telecom S.A. was subject to the partial and temporary block of its financial investments, in the amount of R$247,442, stemming from provisions recognized in the financial statements of the fiscal year ended on 12/31/05. In 2006, partial blocks in the investment fund of the Subsidiary in the amount of R$192,156 for the Consolidated took place, without prejudice to the corresponding remuneration. The total release of amounts blocked occurred in December 2006, in view of the execution of the addendum to agreement with BNDES and pool of banks, which altered the financial ratios agreed upon.

i. Regulatory Risks

New Concession Agreements

New local and domestic long distance concession agreements were entered into by Brasil Telecom S.A. with Anatel, which took effect between January 1, 2006 and December 31, 2025. These new concession agreements, which provide for reviews on a five-year basis, in general have a higher intervention level in the management of the businesses and several provisions defending the consumer’s interest, as noticed by the regulation body. The main highlights are:

  The burden of the concession defined as 2% of the net revenue from taxes, calculated every two years, starting in 2006 fiscal year, whose initial payment incurs on 04/30/07 and then successively until the end of the concession. This calculation method, concerning accrual, corresponds to 1% for each fiscal year;
  The definition of new universalization targets, particularly AICE – Special Class Individual Access, of mandatory offer and the Telecommunications Service Centers - PST, with full burden for the Concessionaire;
  The possibility of the Regulating Agency to impose mandatory alternative plans;
  The introduction of Regulating Agency’s right to intervene and modify agreements of the concessionaire with third parties;
  The inclusion of assets of the parent company, subsidiary, affiliated companies and third parties, indispensable to the concession, as reversible assets;
  The creation of the users’ board in each concession.

Additionally, the regulation connected to the new concession agreement provides for changes in the local calls tariff system, which change from pulse to minute in the regular hours, in amounts of the public tariffs and in the readjustment criteria, which had the individual excursion factor reduced from 9% to 5% and will be then defined by a sector index - IST, in which composition the highest weight is IPCA.

On their turn, the interconnection tariffs, as provided for, are then defined as a percentage public local and domestic long distance tariff until the implementation of cost model by service/modality, estimated for 2008, as defined in the Regulation for Separation and Accounting Allocation (Resolution 396/05).

ANATEL, on February 23, 2006, issued the Resolution 432, postponing for a twelve-month period the dates mentioned in Rule 423, as of 12/06/05, which deals with the Amendment to the Tariff System of STFC Basic Plan in the Local Modality Rendered under Public Scheme.

It is not possible to assess, on the date these financial statements were prepared, the future impacts to be generated by such regulation change.

Legislative Bill of Change in Telecommunications Act (“LGT”)

At the beginning of March 2006, the Executive Branch sent to the Brazilian Congress the Legislative Bill 6,677 to amend LGT 9,472, as of 07/16/97, whose content is essentially to enable the adoption of distinctive criteria based on the social-economic condition of the aspirant-user, with the purpose of reducing the social disparities and facilitate the access to telecommunications services publicly provided. In September 2006, the Executive Branch requested the cancellation of urgency pleading for said proposition.

Due to the lack of objective elements it is not possible to evaluate, on the date of the preparation of these financial statements, the future impacts which will be produced in Brasil Telecom S.A.’s businesses, if the referred legislative bill is approved at the Brazilian Congress.

ANATEL Resolution 438

On 07/13/2006 the Resolution 438 was published and took effect, which approves the new Remuneration Regulation for the Use of Networks of Personal Mobile Service Providers – SMP, revoking the Resolution 319/02.

The major alterations are:

  Obligatoriness of implementing the hour modulation for the network remuneration – VU-M at same hours and percentages applicable to the public tariff;
  Change of criterion for the payment of VU-M amounts, which now is due whenever the SMP provider network is used to start or end calls, in opposition to the previous regulation when only VU-M was due upon out phone traffic in a given direction higher than fifty-five per cent (55%) of the total traffic run through.

The implementation of such Resolution incurred in a decrease of the consolidated net income, compared to the previous criteria, of R$13,917, exempt from the minority interest.

Overlapping of Licenses

When the certification for achieving the universalization targets for 2003 was received, set forth by ANATEL, Brasil Telecom S.A. already provided the fixed telephony service (“STFC”) in the intra-regional local and domestic long distance modalities (“LDN”) in the Region II of the General Concession Plan (“PGO”). After achieving the referred targets, ANATEL, in January 2004, issued authorizations that increase the possibility of the Subsidiary’s operation: Local STFC and LDN in the Regions I and III of the PGO (and a few sectors of the Region II); International Long Distance (“LDI”) in the Regions I, II and III of the PGO; mobile telephony, by means of the subsidiary 14 Brasil Telecom Celular S.A. (“BrT Celular”), in the Region II of the Personal Mobile Service (“SMP”). The already existing concession agreements were expanded, enabling LDN calls to any part of the Brazilian territory. If Telecom Italia International N.V. (“TII”) acquired an indirect interest in the Company or in Brasil Telecom S.A., these and TIM Brasil Serviços e Participações S.A. (“TIM”) could be considered affiliates under the new Brazilian telecommunications legislation. That would imply the ability of providing domestic (LDN) and international (LDI) fixed and mobile telephony services throughout the same regions of TIM’s, would be subject to risk of being partially closed by ANATEL. On January 16, 2004, ANATEL issued the Act 41,780 establishing an 18-month period for TII to reacquire an indirect interest in the Company, as long as TII did not participate or vote on issues related to the overlapping of services offered by Brasil Telecom S.A. and TIM, such as domestic and international long-distance and mobile services. On June 30, 2004, the Administrative Council of Economic Defense – CADE, in the records of the Write of Prevention 08700.000018/2004 -68, set forth restrictions to the exercise of the control rights on the part of Telecom Italia International N.V. and its representatives at the board of directors of Solpart Participações S.A., Brasil Telecom Participações S.A. and Brasil Telecom S.A.

On April 28, 2005, TII and TIM and Brasil Telecom S.A. and BrT Celular entered into various corporate agreements, including an instrument called “Merger Agreement” and a “Protocol” related thereto. Among other reasons alleged, this merger operation was justified by the management of that time as possible solution to overlapping of regulatory licenses and authorizations with TIM, to remove sanctions and penalties, which could be imposed by ANATEL. The operation was forbidden by an injunction issued by the U.S. court. It is also subject-matter of discussion in the Brazilian Court and in arbitration involving controlling shareholders.

On July 7, 2005, ANATEL declared, by means of Act 51,450, that the counting of 18 month-term to solve the overlapping of licenses would start on the date of effective return of TII to the control group of Brasil Telecom S.A. On July 26, 2005, ANATEL, by means of Order 576/2005, declared that the counting of term had already started on April 28, 2005. Therefore, according to ANATEL, the interested companies shall adopt the measures necessary to eliminate the overlapping of the concessions until the end of referred term in October 2006, under the penalty of applying legal sanctions, which may affect either companies or both of them.

Depending on the final decision of ANATEL, these sanctions could have an adverse and material effect on businesses and operations of the Company, carried out through its subsidiary Brasil Telecom S.A. and 14 Brasil Telecom Celular S.A.

On October 18, 2006, the Board of Executive Officers of ANATEL, by means of its press agency, informed its previous agreement to the operation presented by Telecom Italia Internacional (TII) with the purpose of unmaking the concession overlapping of the Personal Mobile Service (SMP) in Region II of the General Plan of

Authorizations (PGA) and of the domestic and international long distance Switched Fixed Telephone Service (STFC) in regions I, II and III of the General Concession Plan (PGO).

The Agency maintained the prohibitions related to the vote and veto exercise in the resolutions related to the STFC services (LDN and LDI) and SMP. The operation is about the transfer, to Brasilco S.r.l. (a wholly-owned subsidiary of TII, with headquarters in Italy), of the total voting shares held by TII in the capital stock of Solpart Participações S.A. (corresponding to 38%), the parent company of Brasil Telecom Participações S.A., of Brasil Telecom S. A. and of 14 Brasil Telecom Celular S. A. The stake of TII in Brasilco shall be managed independently by Credit Suisse Securities (Europe) Limited.

With the effective implementation of the operation until October 28, 2006, the concession overlapping for the SMP exploration in Region II of PGA and domestic and international long distance STFC in regions I, II and III of PGO would cease, as a communication of ANATEL of October 18, 2006, mentioned above.

On October 27, 2006, Brasil Telecom S.A. received the terms of resignation, dated October 20, 2006, from two members of its Board of Directors pointed by TII, as well as its respective alternate members. Also, on October 27, 2006, the Company received a letter from its controlling shareholder, SOLPART PARTICIPAÇÕES S.A., informing that TII had already transferred the shares in the terms approved by Anatel - however, within the deadline. On October 30, 2006, the Company disclosed to the market a material fact related to these two topics.

Also on October 30, 2006, ANATEL, through its press agency announced that Telecom Italia International would file with ANATEL on October 27,2006, therefore, within deadline, the supplementary documentation necessary to analyze and approve the operation: (i) proof of Telecom Italia’s managers and deputies’ resignations in the Board of Directors of Brasil Telecom and Solpart Participações S.A.; and (ii) corporate documents related to the referred transfer of shares and to the independent management of Brasilco by Credit Suisse, in the capacity as Trustee of Telecom Italia.

Should Anatel’s approval be confirmed (still pending) of the documentation presented by TII to the Agency on October 27, 2006, confirming the operation implementation until October 28, 2006, the concession overlapping for SMP exploration in Region II of PGA and domestic and international long distance in regions I, II and III of PGO would cease.

In November 2006, TII submitted to Anatel the concentration act with Brasilco. During same month, Anatel, observing the procedural progress, it submitted this operation to the Administrative Council of Economic Defense -CADE.

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company, its subsidiary Brasil Telecom S.A. and the companies controlled by the latter. These companies are better described jointly, and can be referred to as “Brasil Telecom Companies” and for the purpose of the supplementary pension plan mentioned in this note, are also denominated “Sponsor” or “Sponsors”.

a. Supplementary Pension Plan

The Company sponsors supplementary pension plans related to retirement for its employees and assisted members, and, in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”) former CRT, a company merged by the Company on 12/28/00; and (iii) Fundação SISTEL de Seguridade Social (“SISTEL”), originated from certain companies of the former Telebrás System.

The Company’s Bylaws stipulate approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the Secretaria de Previdência Complementar - SPC, where applicable to the specific plans.

The plans sponsored are valued by independent actuaries on the fiscal year closing date. In the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. Liabilities are provided for plans which show deficits. This measure has been applied since the 2001 fiscal year, when the regulations of CVM Resolution 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing these surpluses.

The characteristics of the supplementary pension plans sponsored by the Company are described below.

FUNDAÇÃO 14

Fundação 14 de Previdência Privada was created in 2004, with the purpose of taking over the management and operation of the TCSPREV pension plan, which started as from March 10, 2005, whose process was backed by the segment’s specific legislation and properly approved by the Secretaria de Previdência Complementar – SPC (the Brazilian pension’s regulatory authority).

In accordance with the Transfer Agreement entered into between Fundação Sistel de Seguridade Social and Fundação 14 de Previdência Privada, SISTEL, by means of the Management Agreement, rendered management and operation services of TCSPREV and PAMEC-BrT plans to Fundação 14, after the transferring of these plans, which took place on March 10, 2005 up to September 30, 2006. From this date on, Fundação 14 took over the management and operation services of its plans.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)

This defined contribution and settled benefit plan was introduced on 02/28/00. On 12/31/01, all pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Secretaria de Previdência Complementar – SPC (Supplementary Pension Department) of document sent to that Agency, due to the need for adjustments to the regulations. Thus, TCSPREV is comprised of defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relation Instrument, and the conditions established in the original plans were maintained. In March 2003, this plan was no longer offered to the sponsors’ new contracted ones. However, concerning the defined contribution, this plan started being offered as of March 2005. TCSPREV currently provides assistance to nearly 65.7% of the staff.

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)
Destined for health care of retirees and pensioners subject to Grupo PBT-BrT, which was merged into TCSPREV on 12/31/01.

Contributions Established for the Plans

TCSPREV
Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to participant’s age and limited to R$19,520.40 for 2006. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without parity of the sponsor. In the case of the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the payroll of the participants; while the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. In 2006, contributions by the sponsor to the TCSPREV group represented 5.54% of the payroll of the plan participants. For employees, the contributions represented 5.49% .

PAMEC-BrT
The contribution for this plan was fully paid in July 1998, through a single payment. New contributions are limited to future necessity to cover expenses, if that occurs.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

The supplementary pension plan, which remains under SISTEL’s management, comes from the period before the Telebrás’ Spin-off and assists participants who had the status of beneficiaries in January 2000 (PBS-A). SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 01/31/00.

PAMA - Health Care Plan for Retirees / PCE – Special Coverage Plan (Defined Contribution)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 01/31/00, for the beneficiaries of the PBS-TCS Group, merged on 12/31/01 into TCSPREV (plan currently managed by Fundação 14) and for the participants of PBS’s defined benefit plans sponsored by other companies, together with SISTEL and other foundations. According to a legal and actuarial appraisal, the Sponsor’s responsibility is exclusively limited to future contributions. From March to July 2004 and from December 2005 to April 2006, an incentive optional migration of retirees and pensioners of PAMA took place for new coverage conditions (PCE). The participants who opted for the migration began to contribute to PAMA/PCE.

Contributions Established for the Plans

PBS-A
Contributions may occur in case of accumulated deficit. On 12/31/06, the actuarial appraisal date, the plan presented a surplus.

PAMA/PCE
The Sponsor makes contributions for this plan corresponding to 1.5% on payroll of active participants subject to PBS plans, segregated and sponsored by several sponsors company. In the case of Brasil Telecom, the PBS-TCS was merged into the TCSPREV plan on 12/31/01, and began to constitute an internal group of the plan. Contributions by retirees and pensioners who migrated to PAMA/PCE are also carried out.

FUNDAÇÃO BrTPREV

It is the manager originated from the plans sponsored by former CRT, company incorporated by Brasil Telecom S.A. at the end of 2000. The main purpose of the Company sponsoring FBrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants.

Plans

BrTPREV
Defined contribution plan and settled benefits, launched in October 2002, destined for the concession of pension plan benefits supplementary to those of the official pension plan and that initially assisted only employees subject to the Subsidiary Rio Grande do Sul. This pension plan remained open to new employees of the Company and its subsidiaries from March 2003 to February 2005, when its offering was suspended. Currently, BrTPREV provides assistance to nearly 29.9% of the staff.

Fundador – Brasil Telecom and Alternativo – Brasil Telecom
Defined benefits plans destined to provide supplementary social security benefits in addition to those of the official social security, closed to the entry of new participants. Currently, these plans assist approximately 0.14% of the staff.

Contributions Established for the Plans

BrTPREV
Contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine costs. Contributions are credited in individual accounts of each participant, the employee’s and the sponsor’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to the participant’s age and limited to R$20,193.00 for 2006. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without parity of the sponsor. The sponsor is responsible for the administrative expenses and risk benefits. The Company’s contributions in 2006 represented 9.17% of the payroll of the plan participants, whilst for the employees’ contributions, these represented 5.27% .

Fundador – Brasil Telecom and Alternativo – Brasil Telecom

The regular contribution by the sponsor in 2006 was of 3.42% on the payroll of plan participants, who contributed at variable rates according to age, service time and salary and the average rate was 3.42% . With the Alternativo Plan - Brasil Telecom, the participants also pay an entry fee depending on the age of joining the plan.

The mathematical reserve to amortize, corresponding to the current value of the sponsor’s supplementary contribution, as a result of the actuarial deficit of the plans managed by FBrTPREV, have the settlement within the maximum established period of twenty years, as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pension Department dated 01/25/02. Of the maximum period established, 15 years still remain for complete settlement.

Status of Sponsored Plans, Re-evaluated on the Fiscal Year Closing Date

Below the data about the sponsored private pension plans, which maintain defined benefit liabilities:

FBrTPREV – BrTPREV, Alternativo and Fundador		Fundação 14 - TCSPREV
2006	2005	2006	2005

RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial Liabilities with Granted Benefits	1,320,851	1,290,201	227,007	188,953
Actuarial Liabilities with Benefits to be Granted	84,750	72,608	193,199	148,220
(=) Total Present Value of Actuarial Liabilities	1,405,601	1,362,809	420,206	337,173
Fair Value of the Plan Assets	(757,034)	(634,894)	(717,764)	(645,051)
(=) Net Actuarial Liability/(Asset)	648,567	727,915	(297,558)	(307,878)

TURNOVER OF ACTUARIAL LIABILITY/(ASSET), NET
Present Value of the Actuarial Liability at the beginning of the year	1,362,809	1,056,702	337,173	319,073
Cost of Interest	147,861	164,212	37,097	35,187
Cost of Current Service	8,030	141	5,285	4,090
Net Benefits Paid	(106,759)	(103,089)	(18,072)	(16,604)
Actuarial (Gain) or Loss on the Actuarial Liability	(6,340)	244,843	58,723	(4,573)
Present Value of the Actuarial Liability at the end of the year	1,405,601	1,362,809	420,206	337,173
Fair Value of the Plan Assets at the beginning of the year	634,894	555,256	645,051	475,911
Earnings of the Plan Assets	101,017	84,215	89,457	184,393
Regular Contributions Received by the Plan	4,614	232	1,328	1,351
Sponsor	4,505	130	893	796
Participants	109	102	435	555
Amortizing Contributions Received from the Sponsor	123,268	98,280	-	-
Payment of Benefits	(106,759)	(103,089)	(18,072)	(16,604)
Fair Value of the Plan Assets at the end of the year	757,034	634,894	717,764	645,051

(=) Value of Actuarial Liability/(Asset), net(1)	648,567	727,915	(297,558)	(307,878)
(1) In the event of net actuarial asset, there is not an accounting recognition in the Sponsor.

EXPENSE RECOGNIZED IN THE STATEMENT OF INCOME OF BRASIL TELECOM
Cost of Current Service	8,030	141	5,285	4,090
Contributions of the Participants	(109)	(102)	(435)	(555)
Cost of Interest	147,861	164,212	-	-
Earnings of the Plan Assets	(101,017)	(84,215)	-	-
Recognized Actuarial Losses (Gains)	(6,340)	244,843	-	-
Total Recognized Expense	48,425	324,879	4,850	3,535

MAIN ACTUARIAL ASSUMPTIONS USED
Discount Rate of the Actuarial Liability (6% + Inflation)	11.30%		11.30%
Estimated Inflation Rate	5.00%		5.00%
Estimated Actual Salary Increase Index	2%		2%
Estimated Index of Nominal Increase of the Benefits	5.00%		5.00%
Total Yield Rate Expected over Plan Assets	13.22%	12.34%	12.86%	12.34%
Overall Mortality Table	UP94 + 1	UP94 + 2	UP94 + 1	UP94 + 2
Disablement Table	Álvaro Vindas, -20% up to 40 years old; and +30% over 40 years old.		Álvaro Vindas, -20% up to 40 years old; and +30% above 40 years old.
Disabled Mortality Table	IAPB-57		IAPB-57
Turnover Rate	Null		Null

ADDITIONAL INFORMATION – 2006
a) The assets and liabilities of plans mentioned above are positioned on 12/31//06. b) The individual data used refer to 7/31/06, projected for 12/31/06.

	SISTEL - PBS-A		Fundação 14 - PAMEC
	2006	2005	2006	2005

ASSETS AND LIABILITIES RECONCILIATION
Actuarial Liabilities with Granted Benefits	580,506	570,260	1,471	1,063
Actuarial Liabilities with Benefits to be Granted	-	-	58	36
(=) Total Present Value of Actuarial Liabilities	580,506	570,260	1,529	1,099
Fair Value of the Plan Assets	(895,205)	(738,735)	(883)	(925)
(=) Actuarial Liability/(Asset), net	(314,699)	(168,475)	646	174

TURNOVER OF THE ACTUARIAL LIABILITY/(ASSET), NET
Present Value of the Actuarial Liability at the end of the year	570,260	529,690	1,099	886
Cost of Interest	61,684	57,197	122	98
Cost of Current Service	-	-	5	1
Net Benefits Paid	(49,096)	(46,997)	(19)	(83)
Actuarial (Gain) or Loss on the Actuarial Liability	(2,342)	30,370	322	197
Present Value of the Actuarial Liability at the end of the year	580,506	570,260	1,529	1,099
Fair Value of the Plan Assets at the beginning of the year	738,735	688,827	925	1,009
Earnings (Losses) of the Plan Assets	205,566	96,905	(23)	(1)
Payment of Benefits	(49,096)	(46,997)	(19)	(83)
Fair Value of the Plan Assets at the end of the year	895,205	738,735	883	925

(=) Value of Actuarial Liability/(Asset), net(1)	(314,699)	(168,475)	646	174
(1) In the event of net actuarial asset, there is not an accounting recognition in the Sponsor.
EXPENSE RECOGNIZED IN THE STATEMENT OF INCOME OF BRASIL TELECOM
Recording of the Actuarial Liability	-	-	-	174
Cost of Current Service	-	-	5	-
Cost of Interest	-	-	122	-
Income (Loss) of Plan Assets	-	-	23	-
Actuarial Losses (Gains) Recognized	-	-	322	-
Total Recognized Expenses	-	-	472	174

MAIN ACTUARIAL ASSUMPTIONS USED
Discount Rate of the Actuarial Liability (6% + Inflation)	11.30%		11.30%
Estimated Inflation Rate	5.00%		5.00%
Estimated Index of Nominal Increase of the Benefits	5.00%		5.00%
Total Yield Rate Expected over Plan Assets	13.18%	13.75%	13.75%	11.47%
Overall Mortality Table	UP94 + 1	UP94 + 2	UP94 + 1	UP94 + 2
Disablement Table	N/A		Mercer Disability
Starting Age of Benefits	N/A		5% on 52 years of age; 3% every subsequent year; 100% in eligibility to retirement
N/A = Not Applicable.

ADDITIONAL INFORMATION – 2006
a) The plan assets positioned on 11/30/06 were used, as an estimate for equity in the year closing. b) The individual data used refer to 9/30/06, projected for 12/31/06.

b. Stock Option Plan for Management and Employees

The Extraordinary Shareholders’ Meeting of the subsidiary Brasil Telecom S.A., held on April 28, 2000, approved the general plan to grant stock call options to its officers and employees, including those connected to its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each class of stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other shareholders of the respective company. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A

This program is granted as an extension of the performance objectives achieved, determined by the Board of Directors for a five-year period. Until December 31, 2006, no option had been granted.

Program B

The exercise price is established by the management committee based on the market price of one thousand shares on the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the way and terms presented as follows:

	First Grant		Second Grant		Third Grant
	As from	Deadline	As from	Deadline	As from	Deadline
33%	01/01/04	12/31/08	12/19/05	12/31/10	12/21/05	12/31/11
33%	01/01/05	12/31/08	12/19/06	12/31/10	12/21/06	12/31/11
34%	01/01/06	12/31/08	12/19/07	12/31/10	12/21/07	12/31/11

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract. Since December, 2004 until the balance sheet closing date options were not granted.

Information related to the general plan to grant call options is summarized below:

	2006		2005
	Preferred stock options (thousand)	Average exercise price R$	Preferred stock options (thousand)	Average exercise price R$
Balance at the beginning of the year	410,737	13.00	1,415,119	13.00
Extinguished Options	139,935	13.00	1,004,382	13.00
Balance at the end of the year	270,802	13.00	410,737	13.00

There has been no granting of call options exercised until the balance sheet closing date and the representation of the options balance in relation to the total of outstanding shares of the subsidiary Brasil Telecom S.A. is 0.05% (0.08% in 2005).

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the respective premiums, calculated based on the Black&Scholes method, for the Subsidiary would be R$532 (R$482 in 2005).

c. Other Benefits to Employees

Other benefits are granted to employees, such as: health/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and others.

7. PROVISIONS FOR CONTINGENCIES

a. Contingent Liabilities

The Company and its subsidiaries periodically assess their contingency risks, and also review their lawsuits taking into consideration the legal, economic, tax and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal advisors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are under discussion in administrative and judicial spheres and in several levels, from lower courts to the extraordinary ones.

It is also worth mentioning that the notice presented below shows, in some cases, identical objects with different classifications of risk level, fact that is justified by specific factual and procedural status related to each lawsuit.

Labor Claims

The provisions for labor claims include an estimate by the Company’s management, supported by the opinion of its legal advisors, of the probable losses related to lawsuits filed by employees, former employees of the Company, and of service providers related to the labor matter.

Tax Suits

Provisions for tax contingencies mainly refer to issues related to tax collections resulting from different interpretations of the legislation on the part of the Company’s legal advisors, subsidiaries and tax authorities.

Civil Suits

The provisions for civil contingencies refers to an estimate of lawsuits related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephony programs and suit for damages and consumer lawsuits.

Classification by Risk Level

Contingencies for Probable Risk

Contingencies for probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
Nature	2006	2005	2006	2005
Provisions	4,260	4,455	1,012,280	1,008,814
Labor	-	-	487,266	567,273
Tax	4,208	3,780	178,710	164,848
Civil	52	675	346,304	276,693
Linked Judicial Deposits	-	(1,234)	(279,491)	(355,864)
Labor	-	-	(244,579)	(332,540)
Tax	-	-	(1,882)	(1,281)
Civil	-	(1,234)	(33,030)	(22,043)
Total Provisions, Net of Judicial Deposits	4,260	3,221	732,789	652,950
Current	13	11	175,603	219,650
Long-term	4,247	3,210	557,186	433,300

Labor

The variations which took place in 2006 are the following:

PARENT COMPANY	CONSOLIDATED
Balance on 12/31/05	-	567,273
Variations to the Result	-	190,454
Monetary Restatement	-	62,008
Revaluation of Contingent Risks	-	80,226
Provision of New Shares	-	48,220
Payments	-	(270,461)
Subtotal I (Provisions)	-	487,266
Linked Judicial Deposits on 12/31/05	-	(332,540)
Variations of Judicial Deposits	-	87,961
Subtotal II (Judicial Deposits)	-	(244,579)
Balance on 12/31/06, Net of Judicial Deposits	-	242,687

The main objects that affect the labor contingencies provisioned are the following:

(i)
Risk Premium - related to the claim of additional payment for hazardous activities, based on Law 7369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii)
Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. The effects are related to the repercussion of the salary increase supposedly due on the other sums calculated based on the employee’s salaries;

(iii)
Career Plan - related to the request for application of the career and salaries plan for employees of Brasil Telecom S.A., Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc;

(iv)
Joint/Subsidiary Responsibility - related to the request to ascribe responsibility to the subsidiary Brasil Telecom S.A., made by outsourced personnel, due to supposed nonobservance of their labor rights by their direct employers;

(v)	Overtime – refers to the pleading for salary and additional payment due to labor supposedly performed beyond the contracted work time;

(vi)	Reintegration – pleading due to supposed inobservance of employee’s special condition, guaranteeing the impossibility of terminating labor contract without cause;

(vii)	Request for the application of regulation, which established the payment of the percentage incurring on the Company’s income, attributed to the Santa Catarina Branch; and

(viii)
Supplement of FGTS fine arising from understated inflation – it refers to requests to supplement indemnification of FGTS fine, due to the recomposition of accounts of this fund by understated inflation.

Brasil Telecom S.A. filed a lawsuit against Caixa Econômica Federal, with a view to ensuring the reimbursement of all amounts paid for this purpose.

Tax

The variations which took place in 2006 are as follows:

PARENT
COMPANY	CONSOLIDATED
Balance on 12/31/05	3,780	164,848
Variations to the Result	428	107,065
Monetary Restatement	515	14,427
Revaluation of Contingent Risks	(87)	13,540
Provision of New Shares	-	79,098
Payments	-	(93,203)
Subtotal I (Provisions)	4,208	178,710
Linked Judicial Deposits on 12/31/05	-	(1,281)
Variations of Judicial Deposits	-	(601)
Subtotal II (Judicial Deposits)	-	(1,882)
Balance on 12/31/06, Net of Judicial Deposits	4,208	176,828

The other main provisioned lawsuits refer to the following controversies:

(i)
Social Security – related to the non-collection of incident social security in the payment made to cooperative companies, as well as the divergence of understanding about the allowance that comprise the contribution’s salary;

(ii)
Federal Taxes – several assessments challenging supposed irregularities committed by the Company, such as undue tax losses carryforward taken place prior to the merger of the other operators of the Region II of the PGO; and

(iii)	State Taxes – ICMS credits, whose validity is questioned by the State Tax Authorities.

Civil

The variations which took place in 2006 are as follows:

PARENT
COMPANY	CONSOLIDATED
Balance on 12/31/05	675	276,693
Variations to the Result	493	190,559
Monetary Restatement	32	20,988
Revaluation of Contingent Risks	459	88,476
Provision of New Shares	2	81,095
Payments	(1,116)	(120,948)
Subtotal I (Provisions)	52	346,304
Linked Judicial Deposits on 12/31/05	(1,234)	(22,043)
Variations of Judicial Deposits	1,234	(10,987)
Subtotal II (Judicial Deposits)	-	(33,030)
Balance on 12/31/06, Net of Judicial Deposits	52	313,274

The lawsuits provided for are the following:

(i)
Review of contractual conditions - lawsuit where a company which supplies equipment filed legal action against the subsidiary Brasil Telecom S.A., asking for a review of contractual conditions due to economic stabilization plans;

(ii)
Capital Participation Agreements - TJ/RS (court of appeals) has been firmly positioned as to the incorrect procedure previously adopted by the former CRT, current Rio Grande do Sul Branch, pertaining to the subsidiary Brasil Telecom S.A., in lawsuits related to the application of a rule enacted by the Ministry of the Communications. Such lawsuits are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice;

(iii)	Customer service centers – public civil actions, comprising the closing of customer services centers;

(iv)	Free Mandatory Telephone Directories – LTOG’s - lawsuits questioning the non-delivery of printed residential telephone directories; and

(v)
Other lawsuits - related to various lawsuits in progress, comprising civil liability suits, indemnifications for contractual termination and consumer matters under procedural progress in the Special Courts, Courts of Law and Federal Courts throughout the country.

Contingencies for Possible Risk

The composition of contingencies with risk level considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
Nature	2006	2005	2006	2005
Labor	8,866	-	488,474	419,169
Tax	30,666	30,065	2,176,063	2,205,388
Civil	-	-	606,938	1,779,336
Total	39,532	30,065	3,271,475	4,403,893

Labor

The variations which took place in 2006 are as follows:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/05	-	419,169
Monetary Restatement	33	60,532
Revaluation of Contingent Risks	-	(124,115)
New Shares	8,833	132,888
Amount estimated on 12/31/06	8,866	488,474

The main objects that comprise the possible losses of a labor nature are related to joint/subsidiary responsibility, supplement of FGTS indemnifying fine resulting from understated inflation, risk premium, promotions and the request for remuneration consideration for work hours supposedly exceeding the regular workload of hours agreed also contributed to the amount mentioned.

Tax

The variations which took place in 2006 are as follows:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/05	30,065	2,205,388
Monetary Restatement	4,319	285,191
Revaluation of Contingent Risks	(3,718)	(1,054,719)
New Shares	-	740,203
Amount estimated on 12/31/06	30,666	2,176,063

The main existing lawsuits are represented by the following objects:

(i)	INSS assessments, with defenses in administrative proceedings or in court, examining the value composition in the contribution salary supposedly owed by the company;

(ii)	Administrative defenses in lawsuits filed by the Internal Revenue Service, arising from differences of amounts between DCTF and DIPJ;

(iii)	Public class suits questioning the alleged transfer of PIS and COFINS to the end consumers;

(iv)	ICMS - On international calls;

(v)	ICMS - Differential of rate in interstate acquisitions;

(vi)	ICMS – official notifications with the supposed levy in the activities described in the Agreement 69/98;

(vii)	Withholding Income Tax – on operations related to the protection for debt coverage;

(viii)
The Fund for Universalization of Telecommunications Service – FUST - by virtue of illegal retroactivity, according to the Company’s understanding of the change in the interpretation of its calculation basis by ANATEL; and

(ix)	ISS – supposed levy on auxiliary services to communication.

Civil

The variations which took place in 2006 are as follows:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/05	-	1,779,336
Monetary Restatement	-	41,177
Revaluation of Contingent Risks	-	(1,438,028)
New Shares	-	224,453
Amount estimated on 12/31/06	-	606,938

The main lawsuits are presented as follows:

(i)
Repayments resulting from Community Telephony Program lawsuits (PCT) - the plaintiffs intend to repay in lawsuits related to the contracts resulting from the Community Telephony Program. Such proceedings are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice.

During the current year these proceedings were strongly reviewed as to the calculation of the amounts involved and to the risk exposure, resulting in the reduction of their amount;

(ii)	Lawsuit for damages and consumer; and

(iii)
Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied to a contract for rendering of services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services.

Contingencies for Remote Risk

In addition to the claims mentioned, there are contingencies considered of a remote risk, whose amounts are shown as follows:

PARENT COMPANY	CONSOLIDATED
Nature	2006	2005	2006	2005
Labor	-	-	340,576	166,755
Tax	19,172	23,981	165,482	700,858
Civil	39,321	36,290	575,207	443,232
Total	58,493	60,271	1,081,265	1,310,845

Letters of Guarantee

The Company maintains letters of guarantee entered into with financial institutions, at the amount of R$13,740 (R$13,740 on 12/31/05), as supplementary guarantee of lawsuits under provisory execution. Such guarantees are contracted for an indeterminate duration and respective charges vary between 0.65% and 1.20% p.a., represented by an average rate of 0.87% p.a. For consolidated effects, the letters of guarantee with such purpose represent R$747,754 (R$639,499 on 12/31/05), and charges vary between 0.45% and 2.00% p.a., resulting in a weighted average rate equivalent to 0.83% p.a. Of the consolidated contracts, an installment of 9.5% will expire in 2007 and the remainder will be contracted for an undetermined term.

Judicial deposits related to contingencies of probable and remote risk of loss are described in Note 25.

b. Contingent Assets

As follows, the tax claims promoted by the Company and by Brasil Telecom S.A. are shown, through which the recovery of tax paid is claimed, calculated differently from interpretation sustained by its legal advisers.

PIS/COFINS: judicial dispute about the application of Law 9,718/98, which increased the calculation basis for PIS and COFINS. The period comprised by the Law was from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. In November 2005, STF (Federal Supreme Court) concluded the judgment of certain lawsuits dealing with such issue and considered unconstitutional the increase of calculation basis introduced by said Law.

Part of the lawsuits brought by the Subsidiary, referring to the increase in COFINS calculation basis, received final and unappealable decision during 2006. The Subsidiary registered credits in the amount of R$89,608 in its assets of the amounts not refunded yet. Such amount, added from amounts received, represented the gross amount of R$99,269 recorded in 2006 consolidated income.

The Company is awaiting the decisions of other lawsuits, which the assessment of success in future filing of appeals is assessed as probable. The estimated recoverable amount not recognized on an accounting basis amounts to R$138,579 (R$120,808 of COFINS and R$17,777 of PIS) for the Company and R$155,421 for the Consolidated (R$122,123 of COFINS and R$33,298 of PIS).

8. SHAREHOLDERS’ EQUITY

a. Capital Stock

The Company is authorized to increase its capital stock by means of a resolution of the Board of Directors to a total limit of 700,000,000,000 (seven hundred billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of new preferred shares without voting rights.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the Company's capital can be increased by the capitalization of retained earnings or prior reserves allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization can be effected without modifying the number of shares.

The capital is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the preemptive right for the issue of shares, subscription bonuses or debentures convertible into shares can be excluded, in the cases stipulated in article 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified in the sole paragraph of articles 11 and 14 of the bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of the Company’s shares or 3% per annum, calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of the Company’s shares, whichever is greater.

Subscribed and paid-up capital on the balance sheet closing date is R$2,596,272 (R$2,596,272 on 12/31/05) and represented by shares without par value as follows:

In thousands of shares
Type of Shares	Total Shares		Treasury Stock		Outstanding Shares
	2006	2005	2006	2005	2006	2005
Common	134,031,688	134,031,688	1,480,800	1,480,800	132,550,888	132,550,888
Preferred	229,937,526	229,937,526	-	-	229,937,526	229,937,526
Total	363,969,214	363,969,214	1,480,800	1,480,800	362,488,414	362,488,414

	2006	2005
Book Value per thousand Outstanding Shares (R$)	14.56	14.48

In the determination of the book value calculation by thousand shares the common shares held in treasury are deducted.

b. Treasury Stock

Treasury stocks derive from Stock Repurchase Programs, carried out between 2002 and 2004. On 09/13/04, the material fact of the current proposal approved by the Company’s Board of Directors was published, for the repurchase of preferred and common stocks issued by the Company, for holding in treasury or cancellation, or subsequent sale.

The movement of treasury stock is presented as follows:

	2006		2005
	Common shares (thousands)	Amount	Common shares (thousands)	Amount
Balance at the beginning of the year	1,480,800	20,846	1,480,800	20,846
Balance at the end of the year	1,480,800	20,846	1,480,800	20,846

Historical cost in the acquisition of treasury stock (R$ per thousand shares)	2006	2005
Weighted Average	14.08	14.08
Minimum	12.40	12.40
Maximum	17.00	17.00

The unit cost in the acquisition considers the totality of stock repurchase programs.

Until the year closing date, there were no disposals of purchased common shares.

Market value of Treasury Stock

The market value of treasury stocks on the year closing date was the following:

	2006	2005
Number of common shares held in treasury (thousand shares)	1,480,800	1,480,800
Quote per one thousand shares on BOVESPA (R$)	35.00	23
Market value	51,828	35,184

The Company maintains the balance of treasury stocks in an own account in its accounting. For presentation purposes, the retained earnings account balance, which originated the repurchase of such shares, is represented as follows:

	2006	2005
Balance presented in Accounting	2,087,231	2,082,824
Treasury Stocks	(20,846)	(20,846)
Retained Earnings Balance, net of Treasury Stocks	2,066,385	2,061,978

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Goodwill Reserve in the Subscription of Shares: results from the difference between the amount paid on subscription, and the portion allocated to capital.

Other Capital Reserves: formed by the contra entry of the funds invested in income tax incentives.

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The Legal Reserve is only used to increase capital, or to offset losses.

Unrealized Profit Reserve: recognized in the year in which the amount of the mandatory dividend, calculated in accordance with the statutory provisions or with article 202 of Law 6,404/76, exceeds the realized portion of net income. The reserve can offset losses in subsequent years or, when realized, comprise the calculation of net income adjusted for dividend payments. According to the restatement required by Law 10,303/01, the income recorded under the unrealized profit reserve as from 2002 financial year should be considered at the value of the dividend postponed. However the unrealized profit reserve formed under the previous regulations, when realized, will continue to form part of the calculation base for the dividends, this case of unrealized profit reserves existed in the Company.

Retained Earnings: Comprises the remaining balances of net income, adjusted according to the terms of article 202 of Law 6,404/76, or by the recording of adjustments from prior years, if applicable.

e. Dividends and Interest on Shareholders’ Equity

Dividends are calculated pursuant to the Company’s Bylaws and in compliance with Brazilian Corporation Law. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company bylaws.

As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, interest on shareholders’ equity (JSCP), under the terms of article 9, paragraph 7, of Law number 9,249, dated December 26, 1995. The interests paid or credited will be offset against the minimum statutory dividend, in accordance with article 44 of the Bylaws.

Mandatory Minimum Dividends calculated pursuant to Article 202 of Law 6,404/76

	2006	2005
Net Income (Loss) for the Year	473,654	(27,883)
Realization of Unrealized Profit Reserve	-	596,883
Appropriation to Legal Reserve	(23,682)	-
Adjusted Net Income	449,972	569,000
Mandatory Dividends (25% of Adjusted Net Income)	112,493	142,250

Dividends and Interest on Shareholders´ Equity – JSCP Credited

The Company credited Interest on Shareholders’ Equity to its shareholders during the year, according to the ownership position on the date of each credit made. On the year closing date, the JSCP (interest on shareholders’ equity) credited, net of withholding tax, were attributed to dividends and integrate the proposal to allocate results to be submitted for approval of the Annual General Meeting (A.G.O.).

	2006	2005
Interest on Shareholders’ Equity – JSCP – Credited	413,400	569,000
Withholding Tax (IRRF)	(62,010)	(85,350)
JSCP, net	351,390	483,650
Dividends Provisioned, supplementing JSCP	36,572	-
Total of Shareholders’ Remuneration	387,962	483,650
Common Shares	141,866	176,856
Preferred Shares	246,096	306,794

Total Remuneration per Lot of Thousand Shares (in Reais) (1)	2006	2005
Common Shares	1.070272	1.334250
Preferred Shares	1.070272	1.334250
Total Shares	1.070272	1.334250
(1) The calculation of dividends/JSCP per one thousand shares takes into account the outstanding shares on the balance sheet closing date.

The shareholders’ remuneration in 2006 and 2005 exceeded the amount of mandatory dividends, also higher than the amount of priority dividends and dividends for common shares, calculated under equal conditions.

9. OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

CONSOLIDATED
	2006	2005
Fixed Telephone Service

Local Service	6,928,969	7,227,070
Activation Fee	27,443	23,607
Subscription	3,517,369	3,516,562
Measured Service Charges	1,374,012	1,487,413
Fixed Mobile– VC1	1,963,497	2,126,285
Rental	1,680	1,542
Others	44,968	71,661

Long Distance Service	2,770,089	2,990,562
Fixed Intra-Sectorial	878,880	985,465
Fixed Intra-Regional (Inter-Sector)	302,432	379,835
Fixed Inter-Regional	260,402	302,598
VC2	713,095	725,390
Fixed Origin	283,802	292,015
Mobile Origin	429,293	433,375
VC3	569,980	535,774
Fixed Origin	244,433	222,014
Mobile Origin	325,547	313,760
International	45,300	61,500

Interconnection	442,148	633,642
Fixed x Fixed	298,203	397,058
Mobile x Fixed	143,945	236,584

Lease of Means	328,431	307,822
Public Telephony	540,610	496,766
Supplementary Services, Intelligent Network and Advanced Telephony	367,559	338,100
Other	43,459	37,459

Total Fixed Telephone Service	11,421,265	12,031,421

Mobile Telephone Service

Telephony	1,037,072	432,977
Subscription	305,376	167,812
Utilization	388,231	209,706
Additional Calls	5,658	2,290
Roaming	13,319	2,281
Interconnection	300,089	43,214
Other Services	24,399	7,674

Sale of Goods	286,198	299,362
Cell Phones	274,295	282,051
Electronic Cards- Brasil Chip, Accessories and Other Goods	11,903	17,311

Total Mobile Telephone Service	1,323,270	732,339

Data Transmission and Other Services

Continues…

Continued.
	2006	2005

Data Transmission	2,000,525	1,530,985
Other Services	366,258	392,494

Total Data Transmission and Other Services	2,366,783	1,923,479

Gross Operating Revenue	15,111,318	14,687,239

Gross Revenues Deductions	(4,814,659)	(4,548,555)
Taxes on Gross Revenues	(4,285,952)	(4,219,054)
Other Deductions on Gross Revenues	(528,707)	(329,501)

Net Operating Revenue	10,296,659	10,138,684

10. COST OF SERVICES RENDERED AND GOODS SOLD

The costs incurred in the generation of services rendered and goods sold are as follows:

CONSOLIDATED
	2006	2005
Depreciation and Amortization	(2,301,262)	(2,273,218)
Interconnection	(2,114,865)	(2,275,836)
Third-Party Services	(911,059)	(826,991)
Rent, Leasing and Insurance	(348,238)	(410,226)
Goods Sold	(294,727)	(357,680)
Personnel	(169,260)	(140,740)
Connection Means	(105,996)	(67,894)
Material	(72,394)	(73,871)
Burden of Concession	(67,363)	-
FISTEL	(48,551)	(69,402)
Employees Profit Sharing	(22,519)	(17,586)
Other	(3,695)	(4,767)
Total	(6,459,929)	(6,518,211)

11. COMMERCIALIZATION OF SERVICES
(Sales Expenses)

The expenses related to commercialization activities are detailed according to the following nature:

CONSOLIDATED
	2006	2005
Third-Party Services	(747,202)	(901,656)
Losses on Accounts Receivable	(384,105)	(328,803)
Allowance/Reversal for Doubtful Accounts	(215)	(120,451)
Personnel	(235,745)	(228,825)
Material	(23,798)	(31,067)
Managers and Employees Profit Sharing	(22,229)	(21,398)
Depreciation and Amortization	(16,504)	(16,460)
Rent, Leasing and Insurance	(9,449)	(6,702)
Other	(31,385)	(387)
Total	(1,470,632)	(1,655,749)

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include information technology expenses are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
Third-Party Services	(7,030)	(16,966)	(722,972)	(726,523)
Depreciation and Amortization	(312)	(363)	(325,273)	(279,494)
Personnel	(3,114)	(2,738)	(172,728)	(181,693)
Rent, Leasing and Insurance	(4,745)	(4,564)	(43,747)	(43,561)
Managers and Employees Profit Sharing	-	(401)	(34,674)	(29,650)
Material	-	(60)	(21,097)	(14,459)
Other	(9)	(12)	(1,773)	(1,368)
Total	(15,210)	(25,104)	(1,322,264)	(1,276,748)

13. OTHER OPERATING INCOME (EXPENSES)

The remaining income and expenses attributed to operational activities are shown as follows:

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
Recovered Taxes and Expenses	2,811	775	199,941	70,012
Operational Infrastructure Rent and Other	-	-	78,796	67,937
Fines	(79)	(11)	67,494	80,446
Administrative and Technical Services	4,165	4,431	62,134	53,729
Settlement of Judicial Suit with Telecommunications
Companies	-	-	53,838	63,937
Reversal of Other Provisions	47	-	15,587	15,963
Subsidies and Donations Received	-	-	13,856	30,113
Result on Write-off of Maintenance/Resale
Inventories	-	-	1,996	(2,000)
Investment Dividends Evaluated by Acquisition Cost	3	300	265	1,828
Contingencies – Provision(1)	(921)	(1,078)	(488,078)	(482,534)
Taxes (Other than on Gross Revenue, Corporate
Income Tax and Social Contribution)	(714)	(1,092)	(106,620)	(121,109)
Amortization of Goodwill in the Acquisition of
Investments	-	(1,722)	(80,382)	(102,787)
Court Fees	-	(137)	(32,870)	(12,920)
Pension Funds – Provision and Administrative Costs	-	-	(28,709)	(266,195)
Donations and Sponsorships	(10)	-	(9,902)	(8,433)
Indemnifications – Telephony and Others	-	-	(103)	(10,465)
Other Revenues (Expenses)	(193)	(166)	(11,173)	(13,425)
Total	5,109	1,300	(263,930)	(635,903)
Other Operating Revenues	7,027	5,546	572,703	415,917
Other Operating Expenses	(1,918)	(4,246)	(836,633)	(1,051,820)
Same nature revenues and expenses are shown by net value
(1) The contingencies provisioned are informed in the Note 7.

14. FINANCIAL EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
Financial Income	286,669	332,885	803,387	850,525
Local Currency	265,764	331,771	791,898	580,636
On Rights in Foreign Currency	20,905	1,114	11,489	269,889
Financial Expenses	(491,459)	(691,822)	(1,413,379)	(2,012,412)
Local Currency	(55,117)	(94,922)	(728,300)	(780,624)
On Liabilities in Foreign Currency	(22,942)	(27,900)	(157,508)	(457,289)
Interest on Shareholders’ Equity	(413,400)	(569,000)	(527,571)	(774,499)
Total	(204,790)	(358,937)	(609,992)	(1,161,887)

15. NON-OPERATING INCOME (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
Provision for Tax Incentives Losses	-	-	(14,473)	-
Result in the Write-off of Fixed and Deferred Assets	14	52	(9,283)	(18,523)
Amortization of Goodwill in the Merger	-	-	(7,811)	(125,986)
Provision/Reversal for Realization Amount and Fixed
Asset Losses	-	-	51,522	(506)
Provision/Reversal for Investment Losses	480	26	8,026	(1,003)
Investment Gain (Loss)	60	2,387	99	2,387
Other Non-operating Expenses	-	-	3,339	(2,929)
Total	554	2,465	31,419	(146,560)

16. INCOME TAX AND SOCIAL CONTRIBUTION ON INCOME

Income tax and social contribution on income are recorded on an accrual basis, and the tax effects on temporary differences are deferred. The provision for income tax and social contribution on income recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
Income Before Taxes and Profit Sharing	71,500	(582,713)	191,943	(1,271,011)
Income of Companies Not Subject to the Calculation of Income
Tax and Social Contribution on Net Income	-	-	62,862	79,120
Total Taxable Income	71,500	(582,713)	254,805	(1,191,891)
Corporate Income Tax – IRPJ
Corporate Income Tax (IRPJ) over Taxed Income (10%+15%=25%)	(17,875)	145,678	(63,701)	297,973
Permanent Additions	(3,052)	(158,174)	(40,177)	(66,525)
Amortization of Goodwill	-	(431)	(11,516)	(41,083)
Exchange Variation on Investments	(44)	-	(5,520)	(11,431)
Equity in Subsidiaries	(2,565)	(156,427)	-	-
Other Additions	(443)	(1,316)	(23,141)	(14,011)
Permanent Exclusions	15,873	2,034	25,091	8,837
Equity in Subsidiaries	15,752	1,303	-	-
Dividends of Investments Valued by Acquisition Cost	1	75	89	457
Federal Tax Recoverable	-	-	1,387	4,184
Other Exclusions	120	656	23,615	4,196
Tax Losses Carryforward	-	-	1,634	3,782
Continues…

Continued
	2006	2005	2006	2005
Recording of Deferred Income Tax over Accumulated Tax Losses	-	-	-	37,007
Other	(4,506)	22	(3,539)	(7,669)
IRPJ Expenses in the Statement of Income	(9,560)	(10,440)	(80,692)	273,405
Social Contribution on Net Income – CSLL
CSLL over Taxed Income (9%)	(6,435)	52,444	(22,932)	107,270
Permanent Additions	(1,098)	(56,906)	(12,938)	(23,030)
Amortization of Goodwill	-	(155)	(4,146)	(14,790)
Exchange Variation on Investments	(16)	-	(1,987)	(4,115)
Equity in Subsidiaries	(923)	(56,314)	-	-
Other additions	(159)	(437)	(6,805)	(4,125)
Permanent Exclusions	5,714	732	7,906	3,114
Equity in Subsidiaries	5,671	469	-	-
Dividends of Investments Valued by Acquisition Cost	-	(27)	32	165
Federal Tax Recoverable	-	-	499	1,506
Other Exclusions	43	290	7,375	1,443
Compensation of Negative Calculation Basis	-	-	587	1,399
Recording of CSLL over Accumulated Negative Calculation Basis	-	-	-	13,323
Other	133	-	(12)	(2,384)
Effect of CSLL in the Statement of Income	(1,686)	(3,730)	(27,389)	99,692
Effect of IRPJ and CSLL in Statement of Income	(11,246)	(14,170)	(108,081)	373,097

17. EMPLOYEE AND MANAGEMENT PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
Employee Profit Sharing	-	-	(68,647)	(63,960)
Management Profit Sharing	-	(401)	(10,775)	(4,674)
Total, allocated to Operating Costs and Expenses	-	(401)	(79,422)	(68,634)

18. CASH, BANK ACCOUNTS AND HIGH-LIQUID INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
Cash	-	-	4,745	5,106
Bank Accounts	740	208	123,155	58,177
High-Liquid Investments	1,431,604	883,482	3,846,052	2,550,490
Total	1,432,344	883,690	3,973,952	2,613,773

High-liquid investments represent amounts invested in exclusive funds managed by financial institutions, guaranteed in federal bonds and private securities (CDB’s) of first-rate institutions, both with average profitability equivalent to interbank deposit rates DI CETIP (CDI), in exclusive funds managed by financial Institutions and guaranteed in futures contracts of dollar traded at the Futures and Commodities Exchange (BM&F), overnight financial investments abroad that earn exchange rate variation plus interest between 5.0% p.a. and 5.2% and deposit certificates issued by foreign financial institutions.

The breakdown of high-liquid investment portfolio is presented below, on the balance sheet closing date:

PARENT COMPANY
	2006
Financial Institution	Investments Nature					Rectifiers		Total
	LTN (with swap coverage)	LFT	NTN-D	CDB	Over Selic	Provision for Income Tax	Liabilities
Exclusive Funds
ABN Amro	125,932	36,875	-	-	201	(1,037)	(136)	161,835
Banco do Brasil	97,878	194,905	-	6,157	10	(1,118)	(46)	297,786
Bradesco	168,630	33,985	-	-	4,176	(876)	(93)	205,822
Itaú	229,745	3,914	-	-	-	(1,026)	(119)	232,514
Safra	59,497	37,319	-	9,948	6,118	(242)	(43)	112,597
Western AM (Legg Mason)	364,609	10,917	47,595	-	22	(1,898)	(195)	421,050
Total of Exclusive Funds	1,046,291	317,915	47,595	16,105	10,527	(6,197)	(632)	1,431,604
Total High-Liquid Investments	1,046,291	317,915	47,595	16,105	10,527	(6,197)	(632)	1,431,604

CONSOLIDATED
	2006
Financial Institution	Investments Nature
	LTN (swap coverage)	LFT	CDB	Over Selic	NTN-D

Exclusive Funds
ABN Amro	218,343	63,935	-	348	-
Banco do Brasil	222,451	526,163	28,953	8,875	-
Bradesco	271,549	54,726	-	6,723	-
CEF	139,011	82,545	24,526	40,537	-
Itaú	455,992	7,769	-	1	-
Safra	108,944	42,381	12,410	7,486	-
Santander	298,749	80,353	17,661	14,534	1,094
Unibanco	282,282	69,502	-	2	-
Votorantim	151,286	32,332	10,020	11,394	-
Western AM (Legg Mason)	364,609	10,917	-	22	47,595
Total of Exclusive Funds	2,513,216	970,623	93,570	89,922	48,689
Other Investments
Credit Suisse	-	-	-	-	-
Safra – New York	-	-	439	-	-
Smith Barney	-	-	27	-	-
Other Institutions	-	-	5,670	-	-
Total Other Investments	-	-	6,136	-	-
Total Investments	2,513,216	970,623	99,706	89,922	48,689

CONSOLIDATED
	2006
Financial Institution	Investments Nature		Rectifiers		Total
	Open Investment Funds (Fixed Income)	Overnight	Provision for Income Tax	Liabilities
Exclusive Funds
ABN Amro	-	-	(1,512)	(235)	280,879
Banco do Brasil	-	-	(2,962)	(271)	783,209
Bradesco	-	-	(1,283)	(150)	331,565
CEF	-	-	(1,485)	(67)	285,067
Itaú	-	-	(1,852)	(236)	461,674
Safra	-	-	(409)	(83)	170,729
Santander	-	-	(1,995)	(393)	410,003
Unibanco	-	-	(1,520)	(155)	350,111
Votorantim	-	-	(887)	(363)	203,782
Western AM (Legg Mason)	-	-	(1,898)	(195)	421,050
Total of Exclusive Funds	-	-	(15,803)	(2,148)	3,698,069
Other Investments
Credit Suisse	-	111,868	-	-	111,868
Safra – New York	-	8,509	-	-	8,948
Smith Barney	13,644	-	-	-	13,671
Other Institutions	8,226	-	-	-	13,896
Total Other Investments	21,870	120,377	-	-	148,383
Total Investments	21,870	120,377	(15,803)	(2,148)	3,846,452

Partial block by judicial determination, considered in Judicial Deposits					(400)
Total High-Liquid Financial Investments					3,846,052

Exclusive funds, which are regularly audited and for which there is no unqualified opinion, are subject to liabilities restricted to the payment of services rendered by the asset management, attributed to investment operations, such as custody, audit and other expenses rates, not existing relevant financial liabilities, as well as Company’s assets to guarantee those liabilities.

Statements of Cash Flow

PARENT COMPANY	CONSOLIDATED
	2006	2005(1)	2006	2005(1)
Operating Activities
Net Income for the Period	473,654	(27,883)	470,368	(29,555)
Minority Interest	-	-	141,065	(93,860)
Income Items not Impacting Cash	(315,662)	401,847	3,474,604	4,818,169
Depreciation and Amortization	312	2,085	2,731,232	2,797,945
Losses on Accounts Receivable	-	-	384,105	328,803
Allowance for Doubtful Accounts	-	-	215	120,451
Provision for Contingencies	921	1,078	488,078	482,534
Provision for Pension Plans	-	-	28,709	266,195
Deferred Taxes	(29,096)	201,654	(120,108)	796,748
Result from Fixed Assets Write-Off	(494)	(77)	(37,528)	27,880
Equity Pickup	(287,245)	199,494	-	-
Profit from Investments	(60)	(2,387)	(99)	(2,387)
Continues…

Continued.

PARENT COMPANY	CONSOLIDATED
	2006	2005(1)	2006	2005(1)
Changes in Shareholders’ Equity	71,799	(272,351)	(1,708,448	(2,232,418
Accounts Receivable from Clients	-	-	(359,161)	(490,488)
Inventories	-	-	18,871	90,998
Judicial Deposits	10,012	(16,528)	(364,586)	(46,337)
Payroll, Social Charges and Benefits	(53)	(349)	292	(208)
Accounts Payable and Provisioned Expenses	(19,892)	53,832	(344,216)	129,173
Taxes	55,008	(268,745)	(59,553)	(1,703,168
Financial Charges	45,936	(14,063)	(47,449)	106,338
Authorizations for Services Exploitation	-	-	47,591	2,186
Provisions for Contingencies	118	(3)	(408,239)	(291,855)
Provision for Pension Plans	-	-	(107,585)	(98,280)
Other Assets and Liabilities Accounts	(19,330)	(26,495)	(84,413)	69,223
Cash Flow from Operating Activities	229,791	101,613	2,377,589	2,462,336

Financing Activities
Dividends/Interest on Shareholders’ Equity Paid in the Year	(296,098)	(689,990)	(399,872)	(874,222)
Loans and Financing	(272,189)	(163,700)	853,437	(202,167)
Loans Contracted	-	-	1,915,937	522,722
Loans Paid	(272,189)	(163,700)	(1,062,500)	(724,889)
Additions to Net Equity	-	-	6,778	5,164
Acquisition of Own Shares	-	-	-	(62,272)
Other Cash Flows from Financing Activities	-	-	-	8,929
Cash Flow from Financing Activities	(568,287)	(853,690)	460,343	(1,124,568)

Investment Activities
Temporary Investments	666,495	419,874	11,883	499
Funds Earned with the Sale of Permanent Assets	15	62	15,272	3,607
Investments in Permanent Assets	(68)	(331)	(1,504,908	(1,954,694
Investments	(68)	(331)	(1,504,908	(1,910,349
Interest by Acquisition of New Companies and Corporate interest	-	-	-	(44,345)
Acquisition Price	-	-	-	(44,345)
Dividends/Interest on Shareholders’ Equity from Subsidiaries	220,708	387,379	-	-
Cash Flow from Investment Activities	887,150	806,984	(1,477,753	(1,950,588

Cash Flow for the Period	548,654	54,907	1,360,179	(612,820)

Cash, Bank Accounts and High-liquid Investmnets
Closing Balance	1,432,344	883,690	3,973,952	2,613,773
Opening Balance	883,690	828,783	2,613,773	3,226,593
Change in the Year	548,654	54,907	1,360,179	(612,820)

(1) Some cash flow items in 2005 were restated for the purpose of adequacy to current year format.

19. TEMPORARY INVESTMENTS

The subsidiary Brasil Telecom S.A. acquired securities issued by the Republic of Austria, with remuneration linked to the CDI average variation percentage. The maturity of these securities will occur on 02/16/07, so the restated amount for the balance sheet closing date was R$89,424.

20. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

CONSOLIDATED
	2006	2005
Billed Services	1,476,842	1,432,862
Unbilled Services	916,672	961,060
Sales of Goods	91,775	120,337
Subtotal	2,485,289	2,514,259
Allowance for Doubtful Accounts	(357,635)	(361,446)
Services Rendered	(353,203)	(353,078)
Sales of Goods	(4,432)	(8,368)
Total	2,127,654	2,152,813
Current	1,632,138	1,633,154
Past Due
01 to 30 Days	415,040	398,356
31 to 60 Days	124,393	130,378
61 to 90 Days	76,947	82,622
91 to 120 Days	61,490	71,340
Over 120 Days	175,281	198,409

21. INVENTORIES

The maintenance and resale inventories, to which provisions for losses or adjustments at the forecast in which they must be realized are composed as follows:

CONSOLIDATED
	2006	2005
Inventories for Resale (Cell Phones and Accessories)	96,476	114,340
Maintenance Inventories	9,175	12,497
Provision for the Adjustment to the Realization Value	(39,062)	(37,036)
Provision for Probable Losses	(2,425)	(6,766)
Total	64,164	83,035

22. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
Loans
Loans	-	101,098	8,409	110,271
Loans with Subsidiary	-	58,798	-	-
Financing
Debentures of Subsidiary	-	560,459	-	-
Total	-	720,355	8,409	110,271
Current	-	-	5,557	3,962
Long-term	-	720,355	2,852	106,309

23. DEFERRED AND RECOVERABLE TAXES

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
Deferred Taxes	17,735	11,007	1,407,142	1,337,258
Other Taxes Recoverable	304,835	427,755	1,186,436	1,451,807
Total	322,570	438,762	2,593,578	2,789,065
Current	42,915	154,167	944,115	1,276,740
Long-term	279,655	284,595	1,649,463	1,512,325

Deferred taxes related to Corporate Income Tax and Social Contribution on Income

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
Corporate Income Tax
Deferred Income Tax on:
Tax Losses	-	-	433,124	298,795
Provisions for Contingencies	1,065	1,114	245,966	246,554
Provision for Pension Plan Actuarial Insufficiency Coverage	-	-	162,303	182,022
Exchange Variation Loss – Swap/AFAC	-	-	-	56,367
Allowance for Doubtful Accounts	-	-	89,245	90,216
ICMS - Agreement 69/98 and 78/01	-	-	58,480	68,601
Provision for Cofins/CPMF– Suspended Collection	16,287	9,767	17,341	23,631
Provision for Employee Profit Sharing	-	-	15,922	14,029
Provision for Inventory Material Loss	-	-	10,288	-
Provision for Suspended Collection – FUST	-	-	10,246	-
Provision for Losses- BIA	-	-	1,285	-
Unrealized Income	-	-	221	1,544
Other Provisions	-	(201)	11,100	24,414
Subtotal	17,352	10,680	1,055,521	1,006,173
Social Contribution on Income
Deferred Social Contribution on:
Negative Calculation Basis	-	-	156,388	107,736
Exchange Variation Loss – Swap/AFAC	-	-	-	20,292
Provisions for Contingencies	383	401	90,014	88,759
Provision for Pension Plan Actuarial Insufficiency Coverage	-	-	58,429	65,528
Allowance for Doubtful Accounts	-	-	32,128	32,478
Provision for Employee Profit Sharing	-	-	6,421	5,188
Provision for Inventory Material Loss	-	-	3,704	-
Provision for Losses- BIA	-	-	463	-
Unrealized Income	-	-	79	556
Other Provisions	-	(74)	3,995	10,548
Subtotal	383	327	351,621	331,085
Total	17,735	11,007	1,407,142	1,337,258
Current	4	1,241	270,782	366,160
Long-term	17,731	9,766	1,136,360	971,098

The following table shows the periods in which the deferred tax assets corresponding to income tax and social contribution on net income are expected to be realized, which are derived from temporary differences between book value on the accrual basis and the taxable income, as well as in the tax loss and in the negative basis of social contribution, when existing. The realization periods are based on a technical study that used forecast future taxable income, generated in fiscal years when the temporary differences will become deductible expenses for tax purposes. These assets are recorded in accordance with CVM Instruction 371/02 requirements, supported by technical study submitted to the approval of the board of executive officers and the Board of Directors, as well as its examination by the Fiscal Council.

PARENT	CONSOLIDATED
COMPANY
2007	4	270,782
2008	1,444	101,187
2009	16,287	133,397
2010	-	96,326
2011	-	126,116
2012 to 2014	-	381,549
2015 to 2016	-	224,061
After 2016	-	73,724
Total	17,735	1,407,142
Current	4	270,782
Long-term	17,731	1,136,360

The recoverable amount expected after 2016 is a result of a provision to cover an actuarial insufficiency of pension plans that is being settled by the subsidiary Brasil Telecom S.A. according to the maximum remaining period of 15 years and three months, in line with the period established by the Supplementary Pension Department (“SPC”). Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Subsidiary presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$140,227 attributed to the Consolidated, were not recorded due to the non-existence of necessary requirements for the history and/or future forecast of taxable income in VANT, BrT Multimídia and BrT CSB, subsidiaries indirectly controlled.

Other Taxes Recoverable

They are comprised of federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Supplementary Law 102/00.

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
ICMS	-	-	632,227	496,163
Corporate Income Tax	268,157	400,572	322,848	743,868
PIS and COFINS	-	533	183,307	100,591
Social Contribution on Net Income	36,678	26,641	44,269	106,755
FUST	-	-	720	-
Other	-	9	3,065	4,430
Total	304,835	427,755	1,186,436	1,451,807
Current	42,911	152,926	673,333	910,580
Long-term	261,924	274,829	513,103	541,227

24. INCOME SECURITIES

Represented by bank deposit certificates (CDB) of Banco de Brasília S.A. – BRB, remunerated with 95% of SELIC rate, maintained by Brasil Telecom S.A. and 14 Brasil Telecom Celular S.A., as guarantee of the financing obtained through Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal (Program to Promote Integrated Economic and Sustainable Development of the Federal District – PRÓ-DF). These income securities will be maintained during the period of utilization and amortization of financing (liability), whose grace period establishes the first payment for year 2019, payable in 180 monthly, consecutive installments. This asset may be used to pay the final installments of that financing.

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
Banco de Brasília S.A. BRB – Bank Deposit Certificates	-	-	3,280	2,604
Total	-	-	3,280	2,604
Long-Term	-	-	3,280	2,604

25. JUDICIAL DEPOSITS

Balances of judicial deposits related to contingencies with level of possible and remote risk of loss:

PARENT COMPANY	CONSOLIDATED
Subject to (by Nature of Demands)	2006	2005	2006	2005
Labor	-	-	198,343	54,289
Tax	5,284	15,296	133,656	89,876
Civil	-	-	216,984	40,231
Total	5,284	15,296	548,983	184,396
Current	-	-	119,058	31,465
Long-term	5,284	15,296	429,925	152,931

The judicial deposits subject to liability provisions are shown on a deductive basis of such provisions. See Notes 7 and 34.

26. RECEIVABLE DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY

This refers to the interest on shareholders’ equity, net of withholding tax, credited by the subsidiary Brasil Telecom S.A. in 2006, the amount receivable is R$241,145 (R$220,708 on 12/31/05).

27. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
Advances to Suppliers	-	-	59,183	47,549
Advances to Employees	-	-	33,610	30,593
Receivables from Telecom Companies	-	-	9,501	8,018
Contractual Guarantees and Retentions	-	-	1,134	1,299
Prepaid Expenses	8,900	4,872	100,207	95,569
Compulsory Deposits	-	-	1,750	1,750
Assets for Sale	-	-	1,016	9,175
Tax Incentives	-	-	-	14,473
Other	131	389	10,625	11,006
Total	9,031	5,261	217,026	219,432
Current	8,436	5,261	174,189	152,214
Long-term	595	-	42,837	67,218

28. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
Investments Valued using the Equity Method	3,748,768	3,737,927	-	-
Brasil Telecom S.A.	3,719,264	3,697,991	-	-
Nova Tarrafa Participações Ltda.	28,123	37,926	-	-
Nova Tarrafa Inc.	1,381	2,010	-	-
Advances for Future Capital Increase	21	21	-	-
Nova Tarrafa Participações Ltda.	21	21	-	-
Goodwill Paid on Acquisition of Investments	-	-	260,852	356,430
iG Cayman	-	-	161,019	229,047
MTH Ventures do Brasil	-	-	51,504	73,578
Companies iBEST	-	-	45,508	49,102
Companies BrT Cabos Submarinos	-	-	2,821	4,703
Investments Valued using the Acquisition Cost	6,911	6,910	46,059	46,059
Tax Incentives, Net of Allowance for Losses	638	160	22,774	20,533
Other Investments	-	-	389	389
Total	3,756,338	3,745,018	330,074	423,411

The advances for future capital increase in favor of the Subsidiary were considered in the investments appraisal, since the allocated investments are only waiting for the formalization of the corporate act to perform the respective capital increase.

Investments Valued Using the Equity Method of Accounting: they comprise the interest of the Company in its subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc., whose main data are:

	BT S.A.	NTP (Ltda.)	NTI
Shareholder’s Equity	5,528,301	28,123	1,381
Capital Stock	3,470,758	32,625	2,144
Book Value Per Share/Quota (R$)	0.010	0.86	1,376.54
Net Income (Loss) - Year	432,391	(9,803)	(455)
Number of Shares/Quotas held by Company (in thousands)
Common Shares	249,597,050	-	1
Preferred Shares	297,675,141	-	-
Quotas	-	32,625	-
Ownership % in Subsidiary’s Capital(1)
In Total Capital	67.28%	99.99%	100%
In Voting Capital	99.07%	99.99%	100%

(1) It considers the outstanding capital stock.

The equity in subsidiaries result is composed of the following values:

	Operating		Non-Operating
	2006	2005	2006	2005
Brasil Telecom S.A.	297,677	(198,898)	60	2,387
Nova Tarrafa Participações Ltda.	(9,803)	47	(3)	-
Nova Tarrafa Inc.(1)	(629)	(643)	-	-
Total	287,245	(199,494)	57	2,387

(1) It includes exchange rate variation, linked to investment abroad.

Investments Valued Using the Cost of Acquisition: correspond to interest obtained by converting shares or capital quotas of the tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies, and the Audiovisual Law. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the portions allocated to income tax due.

Other investments: are related to collected cultural assets.

29. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
Nature of Property, Plant and Equipment	2006				2005(1)
	Annual depreciation rates	Cost	Accumulated depreciation	Net value	Net value
Assets for General Use	5% - 20%	52,282	(51,330)	952	1,149
Other Assets	19.9%(1)	188	(136)	52	70
Total		52,470	(51,466)	1,004	1,219

(1) The amounts attributed to 2005 went through reclassifications, in view of the creation of intangible assets, in compliance with CVM Resolution 488/05.

CONSOLIDATED
Nature of Property, Plant and Equipment	2006				2005(1)
	Annual depreciation rates	Cost	Accumulated depreciation	Net value	Net value
Construction in Progress	-	322,712	-	322,712	636,251
Public Switching Equipment	20%	5,149,971	(4,778,262)	371,709	450,724
Equipment and Transmission Means	17.4%(2)	12,168,936	(9,507,398)	2,661,538	3,165,711
Terminals	20%	500,587	(463,368)	37,219	37,476
Data Communication Equipment	20%	1,962,710	(1,138,392)	824,318	812,659
Buildings	4%	943,062	(530,424)	412,638	430,254
Infrastructure	8.9%(2)	3,777,602	(2,327,267)	1,450,335	1,577,189
Assets for general use	18.5%(2)	1,141,065	(771,083)	369,982	390,878
Land	-	84,830	-	84,830	86,411
Other Assets	-	66	-	66	66
Total		26,051,541	(19,516,194)	6,535,347	7,587,619

(1) The amounts attributed to 2005 went through reclassifications, in view of the creation of intangible assets, in compliance with CVM Resolution 488/05.
(2) Annual weighted average rate.

According to the STFC concession contracts, the subsidiary’s assets of Brasil Telecom S.A. that are indispensable to providing the service, and qualified as “reversible assets” at the time of expiry of the concession will automatically revert to ANATEL, the subsidiary being entitled to the right to the compensation stipulated in the legislation and the corresponding contracts. The amount of reversible assets on the balance sheet closing date was R$21,131,523 for cost, with residual amount of R$4,015,235.

Rent Expenses

The Company rents properties, rights of way (posts and third-party land areas on roads), equipment and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses, means and connections related to such contracts and related to the Consolidated amounted to R$471,493 (R$498,342 in 2005).

Leasing

The subsidiary Brasil Telecom S.A. and BrTI have financial leasing agreements for information technology equipment. The expenses registered with leasing were R$17,979 (R$14,263 in 2005) for the Consolidated. The Company only recorded such expenses in 2005, in the amount of R$1,231.

Below, the consolidated position on the year closing date of amounts payable deriving from leasing agreements, by year of disbursement:

CONSOLIDATED
	2006	2005
2006	-	14,080
2007	20,953	13,980
2008	19,643	11,608
2009	7,614	1,909
Total Minimum Payments	48,210	41,577

The average term to contract information technology equipment is 45 months and its remuneration is connected with DI-Over rate variation.

Insurance

An insurance policy program is maintained by Brasil Telecom S.A. for covering reversible assets and loss of profits as established in the Concession Contract with the government. Insurance expenses were R$4,745 (R$ 3,330 in 2005) for the Company and R$17,957 (R$15,778 in 2005) for the Consolidated.

The assets, responsibilities and interests covered by insurance are the following (not audited):

Type	Cover	Amount Insured
		2006	2005
Operating Risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	12,046,261	11,923,121
Loss of Profit	Fixed expenses and net income	9,015,211	8,163,247
Contract Guarantees	Compliance with contractual obligations	143,648	214,142
Civil Liability	Telephony service operations	12,000	12,000

The Company contracted the coverage of insurance related to administrators’ civil liability, which also comprises the subsidiary Brasil Telecom S.A., the total amount insured of which corresponds to forty-five million U.S. dollars (US$45,000,000.00) .

There is no insurance coverage for optional civil liability related to third party claims involving Company’s vehicles.

30. INTANGIBLE ASSETS

The statement of this group is adopted as from current financial statements, in compliance with CVM Resolution 488/05.

PARENT COMPANY
	2006			2005
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	148	(118)	30	59
Trademarks and Patents	36	(26)	10	10
Other	3,702	(3,702)	-	-
Total	3,886	(3,846)	40	69

CONSOLIDATED
	2006			2005
	Cost	Accumulated Amortization	Net Value	Net Value
Dada Processing Systems	1,872,300	(1,011,103)	861,197	908,183
Regulatory Licenses	325,367	(53,345)	272,022	307,684
Trademarks and Patents	1,887	(775)	1,112	1,101
Other	144,381	(115,280)	29,101	3,087
Total	2,343,935	(1,180,503)	1,163,432	1,220,055

31. DEFERRED CHARGES

CONSOLIDATED
	2006			2005(1)
	Cost	Accumulated Amortization	Net Value	Net Value
Installation and Reorganization Costs	337,453	(203,628)	133,825	186,889
Goodwill Derived from Merger	36,357	(36,231)	126	1,148
Other	14,258	(9,742)	4,516	6,407
Total	388,068	(249,601)	138,467	194,444

(1) The amounts attributed to 2005 went through reclassifications, in view of the creation of intangible assets, in compliance with CVM Resolution 488/05.

32. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
Salaries and Compensation	-	-	4,402	3,995
Payroll Charges	19	66	61,083	61,157
Benefits	-	8	6,447	6,391
Other	-	-	6,648	6,745
Total	19	74	78,580	78,288

33. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
Suppliers	140	1,367	1,481,376	1,809,215
Third-party Consignments	34,258	52,921	138,423	207,617
Total	34,398	54,288	1,619,799	2,016,832
Current	34,398	54,288	1,613,090	1,995,475
Long-term	-	-	6,709	21,357

The amounts recorded under long-term are derived from liabilities to remunerate the third-party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

34. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
ICMS, net of Judicial Deposits of Agreement 69/98	108	68	775,579	858,936
ICMS	108	68	993,117	1,124,942
Judicial Deposits referring to Agreement ICMS
69/98	-	-	(217,538)	(266,006)
PIS and COFINS	6,499	41,809	83,612	200,774
Other	23	6	54,474	52,771
Total	6,630	41,883	913,665	1,112,481
Current	165	26,959	851,399	803,486
Long-term	6,465	14,924	62,266	308,995

The subsidiary Brasil Telecom S.A. paid PIS and COFINS taxes in installments, through the Special Payment in Installments (“PAES”), whose balance, restated by the long-term interest rate (TJLP), amounts to R$2,828 (R$31,224 on 12/31/05), to be paid in installments for the remaining 78 months.

The balance referring to ICMS comprises amounts resulting from the Agreement 69/98, which has been questioned in Court, and court deposits have been monthly made. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

35. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
Corporate Income Tax
Payables Due	1,254	44,119	61,443	195,631
Law 8,200/91 - Special Monetary Restatement	-	-	6,171	7,323
Subtotal	1,254	44,119	67,614	202,954
Social Contribution on Income
Payables Due	44	12,205	18,698	59,275
Law 8,200/91 - Special Monetary Restatement	-	-	2,222	2,636
Subtotal	44	12,205	20,920	61,911
Total	1,298	56,324	88,534	264,865
Current	-	32,658	37,050	231,786
Long-term	1,298	23,666	51,484	33,079

36. DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY AND PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
Controlling Shareholders	73,160	56,486	73,160	56,486
Dividends/Interest on Shareholders’ Equity	84,853	66,454	84,853	66,454
Withholding Income Tax on Interest on Shareholders’ Equity	(11,693)	(9,968)	(11,693)	(9,968)
Non-Controlling Shareholders	369,521	287,453	541,251	443,323
Dividends/Interest on Shareholders’ Equity	365,118	285,946	499,536	412,690
Withholding Income Tax on Interest on Shareholders’
Equity	(50,317)	(42,892)	(67,443)	(61,904)
Unclaimed Dividends of Previous Years	54,720	44,399	109,158	92,537
Total Shareholders	442,681	343,939	614,411	499,809
Employees and Management Profit Sharing	-	-	76,334	64,445
Total	442,681	343,939	690,745	564,254

37. LOANS AND FINANCING (Including Debentures)

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
Loans	-	-	3,457	23,290
Financing	-	218,331	5,129,237	4,077,090
Accrued Interest and Other Charges on Financing	-	61,783	242,496	468,701
Total	-	280,114	5,375,190	4,569,081
Current	-	280,045	1,109,564	1,201,681
Long-term	-	69	4,265,626	3,367,400

Loans

CONSOLIDATED
	2006	2005
Loans – Foreign Currency	3,457	23,290
Total	3,457	23,290
Current	3,457	-
Long-term	-	23,290

The amount recorded as Loans refers to a VANT’s debt with the former parent company. Such liability was renegotiated with creditor for payment on 02/05/07, restated only by the U.S. dollar exchange variation.

Financing

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
BNDES	-	-	2,448,583	2,386,442
Domestic Currency			2,240,615	2,076,211
Basket of Currencies, including dollar			207,968	310,231
Financial Institutions	-	-	1,295,034	1,327,729
Domestic Currency	-	-	61,973	37,999
Foreign Currency	-	-	1,233,061	1,289,730
Debentures	-	279,902	1,625,939	827,669
Suppliers – Foreign Currency	-	212	2,177	3,951
Total	-	280,114	5,371,733	4,545,791
Current	-	280,114	1,106,107	1,201,681

Long-term	-	- 69	4,265,626	3,344,110

Financing denominated in domestic currency: bear (i) fixed interest rates from 2.4% to 14% p.a., resulting in a weighted average rate of 9.16% p.a. and (ii) variable interest based on TJLP (Long-term interest rate) plus 2.3% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 5.85% p.a. to 6.5% p.a., CDI plus 1.0% p.a., 104% of CDI, resulting, these variable interest, in a weighted average rate of 12.65% p.a.

Financing denominated in foreign currency: bear (i) fixed interest rates from 0% to 9.38% p.a., resulting in a weighted average rate of 9.27% p.a. and (ii) variable interest rates of 0.5% p.a. over LIBOR , 1.92% p.a. over the YEN LIBOR, resulting in a weighted average rate of 2.48% p.a. The LIBOR and YEN LIBOR rates on 12/31/06, semiannual payments were 5.44% p.a. and 0.1519% p.a., respectively.

Debentures issued by the subsidiary Brasil Telecom S.A.

Third Public Issue: 50,000 debentures non-convertible into shares without renegotiation clause, with a unit face value of R$10, totaling R$500,000, issued on July 5, 2004. The restated balance of these debentures amounts to R$535,439 (R$547,767 on 12/31/05), coming due on July 5, 2009. Yield corresponds to an interest rate of 100% of the CDI plus one percent (1%) p.a., payable half-yearly.

Forth Public Issue: 108,000 debentures not convertible into shares without renegotiation clause, for the unit face value of R$10, amounting to R$1,080,000 on June 1, 2006. The payment term is seven years, and maturity on June

1, 2013. The remuneration corresponds to the interest rate of 104.0% of CDI and its payment periodicity is semiannual. Amortization, which shall indistinctly consider all debentures, will occur annually as from June 1, 2011, in three installments of 33.3%, 33.3% and 33.4% of the unit face value, respectively. The restated balance of these dentures amounts to R$1,090,500.

Repayment Schedule

The long-term debt is scheduled to be paid in the following fiscal years:

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
2007	-	69	-	920,374
2008	-	-	437,569	503,868
2009	-	-	1,026,792	907,156
2010	-	-	588,426	402,850
2011	-	-	651,880	121,563
2012	-	-	520,459	745
2013 onwards	-	-	1,040,500	510,844
Total	-	69	4,265,626	3,367,400

Currency/Index Financing Composition

PARENT COMPANY	CONSOLIDATED
Restated by	2006	2005	2006	2005
TJLP	-	279,902	2,240,615	2,356,113
CDI	-	-	1,625,939	547,767
US Dollars	-	212	488,391	573,556
Yens	-	-	351,786	431,947
HEDGE without debt in Yens	-	-	398,518	311,585
UMBNDES – BNDES Basket of Currencies	-	-	185,881	272,601
Hedge in UMBNDES	-	-	22,087	37,630
IGP-DI	-	-	25,501	19,310
IGPM	-	-	-	8,158
HEDGE with debt in US Dollars	-	-	-	(116)
Other (Fixed Rate)	-	-	36,472	10,530

Total	-	280,114	5,375,190	4,569,081

Guarantees

The financing contracted by the Subsidiary Brasil Telecom S.A. is guaranteed by collateral of credit rights derived from the provision of telephone services and the Company’s guarantee.

For consolidated loans and financing the subsidiary has hedge contracts on 47.3% of its dollar-denominated and yen loans and financing with third parties and 15,1% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debt restatement factors. On 12/31/06, taking into account the hedge operations and foreign currency investments, the Company had an effective exposure of 9.7% (12.2% on 12/31/05). The gains and losses on these contracts are recognized on the accrual basis.

Debentures issued by Brasil Telecom S.A. have personal guarantee, through surety granted by the Company. According to the deed of issue, the Company, in the capacity as intervening guarantor undertakes before the debenture holders as primary obligor and guarantor, to be jointly liable for all obligations assumed by the Subsidiary related to such debentures.

38. LICENSES AND CONCESSIONS TO EXPLOIT SERVICES

CONSOLIDATED
	2006	2005
Personal Mobile Service	275,985	295,785
Concession of STFC	67,363	-
Other Licenses	12,033	12,005
Total	355,381	307,790
Current	135,848	55,516
Long-term	219,533	252,274

The licenses for Personal Mobile Services (SMP) are represented by the terms signed, in 2002 and 2004, by the 14 Brasil Telecom Celular S.A. with ANATEL, to offer SMP Services for the next fifteen years in the same area of operation where Brasil Telecom S.A. has a concession for fixed telephony. Out of the contracted value, 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the BrT Celular’s liabilities to be paid in equal, consecutive annual installments, with maturities foreseen for the years 2007 to 2010 (balance of four installments), and 2007 to 2012 (balance of six installments), depending on the fiscal year when the agreements were executed. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

The concession of STFC refers to the provision established by Brasil Telecom S.A. according to the accrual basis, taking as basis the application of 1% on the net revenue of taxes. According to the current concession agreement, the payment in favor of ANATEL will have a maturity every two years, defined for April of the odd years and will be equivalent to 2% of the net revenue estimated in the immediately previous year. The first payment is estimated for April 2007.

The amount of other licenses pertains to BrT Multimídia and refers to the authorization granted to the use of radiofrequency blocks associated with the exploitation of multimedia communication services. Initially, such granting was obtained from ANATEL by VANT and on April 2006 the transfer registration to BrTMultimídia took place, which assumed the outstanding balance, with a variation of the IGP-M, plus 1% a month. The settlement of the balance of such obligation will be paid in five equal, consecutive and annual installments, counted as from May 2007.

39. PROVISIONS FOR PENSION PLAN

They refer to the recognition by Brasil Telecom S.A. of the actuarial deficit of the pension plans of defined benefit managed by FBrTPREV and the pension plan managed by Fundação 14 appraised by independent actuaries in accordance with CVM Resolution 371/00. Such sponsored plans are detailed in Note 6.

CONSOLIDATED
	2006	2005
FBrTPREV – BrTPREV, Alternativo and Fundador Plans	648,567	727,915
Fundação 14 – PAMEC Plan	646	174
Total	649,213	728,089
Current	43,238	45,495
Long-term	605,975	682,594

40. ADVANCES FROM CUSTOMERS

CONSOLIDATED
	2006	2005
Telecommunication Means Assignment	92,630	87,210
Prepaid Services	28,969	27,249
Other Advances from Customers	1,709	1,730
Total	123,308	116,189
Current	52,643	31,602
Long-Term	70,665	84,587

The long-term balance refers to the assignment agreements of telecommunications means, for which the customers made advances aimed at obtaining benefits for a more extensive period, with realization to occur in the following years:

CONSOLIDATED
	2006	2005
2007	-	8,910
2008	7,063	6,818
2009	6,976	6,818
2010	6,826	6,789
2011	6,774	6,640
2012	6,774	6,136
2013	6,766	6,136
2014 onwards	29,486	36,340
TOTAL	70,665	84,587

41. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
Liabilities from Acquisition of Tax Credits	-	-	15,086	37,301
Self-Financing Funds	-	-	24,143	24,143
Bank Credits and Doubled Receivables under Processing	-	-	12,226	9,860
Other Taxes	-	-	4,835	297
Liabilities with Other Telecommunications Companies	-	-	1,616	1,613
CPMF - Suspended Collection	-	-	2,286	27,114
Self-Financing Installment Reimbursement - PCT	-	-	737	1,185
Other	286	440	8,996	13,379
Total	286	440	69,925	114,892
Current	286	440	64,643	85,193
Long-term	-	-	5,282	29,699

Self-financing funds

They correspond to the credits of capital participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed phone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the subsidiary Brasil Telecom S.A. – Rio Grande do Sul branch (former CRT) had fully subscribed the capital increase made to repay in shares the credits for capital participation, there were no unsold shares to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Subsidiary’s Public Offering for return of the referred credits in cash, as established in article 171, paragraph 2, of Law 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Other, aiming at reimbursement in shares.

42. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed part of the network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the consolidated existing amount of R$ 7,974 is derived from plans sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephony Program – PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

43. INFORMATION BY BUSINESS SEGMENT - CONSOLIDATED

Information by segments is presented in relation to the Company and its subsidiaries’ businesses, which was identified based on its performance and management structure, as well as the internal management information.

The operations carried out among the business segments presented were based on conditions equivalent to the market.

The income by segment, as well as the equity items presented, takes into consideration the items directly attributable to the segment, also taking into account those which can be allocated on a reasonable basis.

	2006
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Management	Elimination among Segments	Consolidated
Gross Operating Revenue	13,653,447	1,788,972	342,050	-	(673,151)	15,111,318
Deductions from Gross Revenue	(4,234,182)	(541,595)	(42,508)	-	3,626	(4,814,659)
Net Operating Revenue	9,419,265	1,247,377	299,542	-	(669,525)	10,296,659
Cost of Services Rendered and Goods Sold	(5,769,433)	(1,176,083)	(145,564)	-	631,151	(6,459,929)
Gross Income	3,649,832	71,294	153,978	-	(38,374)	3,836,730

Operating Expenses, Net	(2,328,060)	(548,647)	(215,156)	(18,077)	43,726	(3,066,214)
Sale of Services	(986,621)	(432,432)	(135,687)	-	84,108	(1,470,632)
General and Administrative Expenses	(1,123,975)	(125,930)	(76,576)	(15,210)	19,427	(1,322,264)
Management Compensation	(7,767)	-	(213)	(1,408)	-	(9,388)
Other Operating Revenues (Expenses)	(209,697)	9,715	(2,680)	(1,459)	(59,809)	(263,930)

Operating Income (Loss) Before Financial Revenues (Expenses)	1,321,772	(477,353)	(61,178)	(18,077)	5,352	770,516

Trade Accounts Receivable	1,966,744	196,266	69,383	-	(104,739)	2,127,654
Inventories	5,674	58,490	-	-	-	64,164
Fixed Assets, Net	6,129,360	1,472,857	96,400	1,044	(882)	7,698,779

	2005
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Management	Elimination among Segments	Consolidated
Gross Operating Revenue	13,924,898	989,263	582,081	-	(809,003)	14,687,239
Deductions from Gross Revenue	(4,190,616)	(289,415)	(68,894)	-	370	(4,548,555)
Net Operating Revenue	9,734,282	699,848	513,187	-	(808,633)	10,138,684
Cost of Services Rendered and Goods Sold	(5,911,156)	(959,251)	(337,784)	-	689,980	(6,518,211)
Gross Income	3,823,126	(259,403)	175,403	-	(118,653)	3,620,473
Operating Expenses, Net	(2,916,776)	(588,461)	(168,405)	(33,353)	123,958	(3,583,037)
Sale of Services	(1,227,199)	(487,783)	(115,034)	-	174,267	(1,655,749)
General and Administrative Expenses	(1,079,120)	(128,092)	(58,640)	(25,104)	14,208	(1,276,748)
Management Compensation	(9,196)	-	(2,499)	(2,942)	-	(14,637)
Other Operating Revenues (Expenses)	(601,261)	27,414	7,768	(5,307)	(64,517)	(635,903)

Operating Income (Loss)Before Financial Revenues (Expenses)	906,350	(847,864)	6,998	(33,353)	5,305	37,436

Trade Accounts Receivable	2,055,750	186,143	62,918	-	(151,998)	2,152,813

Continues…

Continued

	2005
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Management	Elimination among Segments	Consolidated
Inventories	5,372	77,672	-	-	(9)	83,035
Fixed and Intangible Assets, Net	7,239,759	1,486,865	85,936	1,287	(6,174)	8,807,674

44. ADDED-VALUE STATEMENTS - DVA

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005

REVENUES	4,826	6,925	14,528,845	14,184,688
Services and Goods Sold	-	-	15,111,318	14,687,239
Unconditional Discounts and Cancellation	-	-	(528,706)	(329,501)
Losses from Account Receivables	-	-	(384,320)	(449,254)
Other Revenues	4,826	6,925	330,553	276,204

THIRD-PARTY INPUT	(7,221)	(17,359)	(5,007,482)	(5,254,784)
Materials	-	(60)	(412,016)	(477,077)
Third-party Services	(7,030)	(16,966)	(4,496,098)	(4,731,007)
Other - Third-parties	(191)	(333)	(99,368)	(46,700)

WITHHOLDINGS	(1,233)	(3,163)	(3,219,310)	(3,280,479)
Depreciation and Amortization	(312)	(2,085)	(2,731,232)	(2,797,945)
Provisions for Contingencies	(921)	(1,078)	(488,078)	(482,534)

NET ADDED-VALUE GENERATED	(3,628)	(13,597)	6,302,053	5,649,425

RECEIVED ADDED-VALUE IN TRANSFER	573,917	133,691	882,448	920,290
Result of Equity Pickup	287,245	(199,494)	-	-
Dividends (Investments at Acquisition Cost)	3	300	265	1,828
Financial Revenues	286,669	332,885	803,387	850,525
Rental Revenues	-	-	78,796	67,937

TOTAL ADDED-VALUE TO DISTRIBUTE	570,289	120,094	7,184,501	6,569,715

ADDED-VALUE DISTRIBUTION

Labor Remuneration	4,288	5,211	614,105	819,703
Fees, Payroll and Bonus	4,286	3,898	311,232	311,591
Charges, Social Benefits and Interest	2	1,313	274,164	241,917
Provision for Pension Plans	-	-	28,709	266,195

Government - Taxes	35,421	59,083	4,651,701	4,206,911

Donations and Sponsorships	10	-	9,902	8,433

Continues…

Continued.

PARENT COMPANY	CONSOLIDATED
	2006	2005	2006	2005
Rentiers	56,916	83,683	1,297,360	1,658,083
Rentals, Leasings and Insurance	4,745	4,565	507,430	528,383
Financial Expenses	52,171	79,118	789,930	1,129,700

Interest on Shareholder’s Equity	473,654	-	587,825	-
Dividends	413,400	-	527,571	-
Legal Reserve Appropriation	36,572	-	36,572	-
Interest on Shareholder’s Equity	23,682	-	23,682	-

Minority Interest	-	-	26,894	(93,860)

Insuficient Retained Amount	-	(27,883)	(3,286)	(29,555)

DISTRIBUTED ADDED-VALUE	570,289	120,094	7,184,501	6,569,715

Further Information:
Distributed Dividends/ Interest on Shareholder’s Equity for previous years	-	-	869,000	1,074,499

45. SUBSEQUENT EVENTS

Credit of Interest on Shareholders’ Equity - JSCP

On January 30, 2007, the Company’s Management, by delegation of the Board of Directors in meeting held on the same date resolved on the credit of interest on shareholders’ equity in the amount of R$187,600 (R$159,460 net of withholding income tax). The date set forth for the accounting records of the credit is January 31, 2007. JSCP credited may be attributed to the dividends related to the 2007 fiscal year and shall be subject to the shareholders’ general meeting to be held in 2008, which will resolve on the date of payment.

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 - CNPJ - TAXPAYER REGISTER 02.570.688/0001-70

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	ADDRESS OF COMPANY’S HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER - (Address for correspondence to Company)	1
01	04	REFERENCE/INDEPENDENT ACCOUNTANT	1
01	05	COMPOSITION OF ISSUED CAPITAL	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	INVESTOR RELATIONS OFFICER	2
02	01	BALANCE SHEET – ASSETS	3
02	02	BALANCE SHEET – LIABILITIES	4
03	01	STATEMENT OF INCOME	6
04	01	STATEMENT OF CHANGES IN FINANCIAL POSITION	7
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2006 TO 12/31/2006	8
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2005 TO 12/31/2005	9
05	03	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2004 TO 12/31/2004	10
06	01	CONSOLIDATED BALANCE SHEET – ASSETS	11
06	02	CONSOLIDATED BALANCE SHEET – LIABILITIES	12
07	01	CONSOLIDATED STATEMENT OF INCOME	14
08	01	CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION	15
09	01	REPORT OF INDEPENDENT ACCOUNTANTS – UNQUALIFIED OPINION	16
10	01	MANAGEMENT REPORT	17
11	01	NOTES TO THE FINANCIAL STATEMENTS	81/138

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.